# 100HF

## A CENTURY OF HOME

2024 Annual Report

# HF | HOOKER®
FURNISHINGS

hookerfurnishings.com

# MESSAGE TO OUR SHAREHOLDERS

**A CENTURY OF HOME**

As Hooker Furnishings celebrates its 100th anniversary this year, there's much from our storied history that informs our future vision. From wars and the Great Depression to recessions and a global pandemic, the Company has proven its resilience time and again, while learning and enhancing our core values along the way.

Most essentially, we have learned the need to adapt as conditions change. We have learned the value of a strong balance sheet, and the importance of people and relationships to our success.

We will continue to apply these values as we move forward into our next century. The adaptability that's been integral to our culture since 1924 was essential to our achievements and strategic execution in 2024.

Our exceptional culture has been the key to the longevity of Hooker Furnishings. The integrity, generosity, compassion, loyalty and drive of our employees has been the foundation of our business for 100 years and no doubt will propel us forward into the next century of business.

**DISCIPLINE AND BOLDNESS**

**Making both improvements and investments in a challenging year**

During a challenging year, we are proud of our team's accomplishments and discipline as they successfully restructured our HMI business model, improved profitability and strengthened our balance sheet.

At the same time, we demonstrated belief in our future vision by making investments to fuel long-term expansion.

While taking comprehensive steps this year to reposition HMI for expected sustainable profitability, we simultaneously executed an array of ambitious long-term growth initiatives including the launch of the new "M" modern lifestyle brand, new showroom openings, a new business operating system and the acquisition of BOBO Intriguing Objects to enhance our ability to be a whole home resource.

Despite industry-wide weak demand for home furnishings much of the year and a 25.7% consolidated sales decrease, the Company reported an operating income of about $12 million and net income of about $10 million, or $0.91 per share for the fiscal year.

During the year, we strengthened our financial position and balance sheet, increasing cash by $24 million to over $43 million at year-end as we adjusted our inventory levels to align with current demand. This resulted in about $35 million or 36% reduction, including the successful liquidation of all of HMI's obsolete inventories.

**INDUSTRY-WIDE REDUCED REVENUES**

Business in fiscal 2024, and especially sales volume, was negatively impacted by excess inventories across the retail furniture sector, most likely the result of pandemic-era demand pull-forward which resulted in clogged warehouses throughout much of the industry, after more robust sales in the preceding years.

We also saw a decline in sales at Home Meridian partially due to our strategic decision to exit the Accentrics Home business, which we reported last year when we took a $24 million non-cash inventory write-down and disposed of that division's inventory during fiscal 2024. Although we knew this decision would reduce sales in the short term, we believed, and still believe, that eliminating the risk and outsized inventory investment this business required is in our long-term best interests. We are pleased to report that we disposed of the excess inventory by mid-year, ahead of schedule and at the expected cost. This allowed us to reduce our footprint at our Savannah, GA warehouse by 400,000 square feet and reduce operating costs by about $2 million on an annualized basis. We believe this action, combined with other efforts to reduce Home Meridian overhead and increase gross margins, sets Home Meridian up for a return to operating profitability in the near future.

The lower sales volume also negatively impacted profitability. However, we were able to mitigate some of that impact with a variety of reduced operating costs, including lower ocean freight costs, which returned to normal after several years of highly-elevated levels.

We worked to 'control the controllables' in our operating and product costs, while continuing to invest in our growth initiatives and believe our conservative balance sheet provides a safety net which allows us to invest in the future, even during periods of lower profitability.

Our profitability was a substantial improvement over the prior year, and we generated about $49 million in free cash flow, which we used to bolster our balance sheet and complete the share repurchase program started in FY23, as well as fund growth initiatives, implement a new Enterprise Resource Planning (ERP) system, and pay dividends for our 53rd consecutive year. While sales and profitability were below our plan for the year, we believe there were many positives during the year as well.

Besides the expansion strategies and Home Meridian improvements mentioned earlier, we purchased 1.4 million shares of Company stock and continued our over 50-year history of dividend payments, including our eighth consecutive annual dividend increase. Thanks to the extraordinary efforts of our associates, we successfully went live with our new ERP system in September 2023 in our Hooker Legacy divisions.

## PLANS FOR GROWTH

The industry, and our consumer, is changing. We are adapting to those changes. During FY24 we moved our Hooker Legacy High Point showroom to a larger, more attractive, and accessible space in the building pictured on the cover of last year's annual report. The results were overwhelming, almost doubling our typical market attendance in each of the first two markets in the new space. To further increase our exposure to customers and potential customers, we opened multiple regional showrooms in Las Vegas and Atlanta, some of which are open year-round to the interior design trade, one of our most important target distribution channels – and key areas for organic growth. These showrooms have also provided increased visibility for several of our growth initiatives, including the outdoor channel served by Sunset West, and Portfolio, our warehouse quick delivery program for Pulaski and Samuel Lawrence Furniture customers.

## SUNSET WEST AND DREW & JONATHAN HOME

Our rationale for acquiring Sunset West at the beginning of fiscal 2023 was to bolster our 'whole home' product offering and to scale the West Coast-centric business to national distribution, using our dedicated Hooker Legacy salesforce, creating a bicoastal distribution model with inventory shipping from our Vista, California and Savannah, Georgia locations, along with East Coast manufacturing at our Sam Moore factory in Virginia and entering the commercial market through our H Contract division. These efforts are now well underway, and we believe they will drive growth in the coming years.



**Inspired by the rustic charm of the high desert, the Sedona Collection from Sunset West highlights the natural beauty of organic materials and textures. Crafted from Solid Teak, the group is finished in Sunset West's signature Weathered Teak.**

Our partnership with Drew and Jonathan Scott, known as the Property Brothers, is flourishing. We are experiencing positive sales momentum, with significant achievements in product placements and the expansion of our customer base over the last year, which brings us to nearly 1,000 retail floors and the expansion of floor space among our existing dealer base. Recent highlights in this partnership include the expansion of our product line to include accent furniture and upholstered headboards, as well as the extension of our licensing agreement through 2025. These developments are anticipated to play a major role in driving sales growth and profitability for Home Meridian.

In our Hooker Legacy businesses, we continue to focus on expanding our presence in the interior design channel, while focusing on developing products that address the evolving tastes of our customers and the end consumer. Our "M" product line launch, a casual modern collection of casegoods and fabric and leather upholstery, was met with positive reviews at introduction and brings a new customer demographic to our Company. The launch has taken longer than expected, as we worked with new manufacturing partners and designs on the case goods side of the business, but our customers tell us we are on the right track, and we believe taking the time to make the best possible first impression will pay dividends in the long run. The new brand is making its way onto retail floors this spring and the initial response from our partners is extremely positive.



**Hooker Furnishings' new modern lifestyle brand M was honored with a 2023 Pinnacle Award for design excellence from the International Society of Furniture Designers for the Jasmine Sofa.**

Other collections addressing specific lifestyles such as Modern Mood and the coastal-styled Retreat were introduced during fiscal 2024 while earlier introductions such as Charleston, an updated traditional style, and Big Sky, a mountain modern collection, became top sellers. We are proud to report that M earned an industry Pinnacle Award for outstanding design during the 2024 fiscal year.

Our international sales channel is also rich with opportunities. Previously limited to offering the same products sold in the US to the international market -- which did not always meet the style and scale requirements of international homes -- we are now expanding our global design and merchandising approach to cater to the unique needs of these customers. Guided by product and design specialists in those markets, we believe this new strategy will not only create more international sales, but also expand our domestic product offering by addressing the size requirements of smaller homes in the US.

### REBOUND IN HOSPITALITY AND CONTRACT FURNITURE

We benefitted from a strong rebound in industry-wide hospitality and contract furniture sales this year at H Contract and Samuel Lawrence Hospitality (SLH), with double-digit increases, exceeding expectations.

H Contract and SLH are relatively small, but were important contributors to profitability in fiscal 2024, and are poised for greater growth in the future. H Contract offers some unique products to its senior living facility customers but also leverages inventory from other divisions, including Hooker Casegoods, Hooker Upholstery, Sam Moore, and Sunset West for commercial applications where durable but residential-styled furniture is required. This business model has proved to be successful and we will continue to seek out other customer channels with similar furniture needs. Samuel Lawrence Hospitality designs and sources furniture for four and five-star hotels, leveraging our extensive sourcing, quality and logistics capabilities in Asia and dedicated product development and project management teams in the US.



**Samuel Lawrence Hospitality (SLH) benefitted from a rebound in the contract and hospitality furniture business with double-digit sale increases.**

### EXPANDING OUR PORTFOLIO WITH DÉCOR AND LIGHTING

During fiscal 2024 we also acquired BOBO Intriguing Objects, a fashion-forward boutique designer of accessories, lighting, wall art and occasional furniture. This acquisition opens up new product categories, allows us to become more of a 'whole home' resource and helps us become even more of a one-stop shop for designers and retailers interested in offering complete room settings.

The founder and creative mind behind BOBO joined our Company as Creative Director and will be continuing to design products to support the BOBO brand and items to complement other collections. Much like the Sunset West acquisition, we believe we have the resources to grow BOBO by offering access to our best-in-class national sales force, broad international sourcing capabilities and visibility through our destination showroom in High Point, NC. Initial reactions have been very promising, and we have high expectations for this business as we integrate it into our organization.



**During fiscal 2024, HFC purchased BOBO Intriguing Objects. BOBO travels the world to find antique and artisan pieces, reimagined as décor, art, mirrors, accents and lighting for the modern home.**

## RESULTS BY SEGMENT

**Hooker Branded** sales began the year relatively flat to the prior year first quarter but declined significantly after that, especially in the second and third quarters of fiscal 2024, before reducing the shortfall in the fourth quarter, due to somewhat improved incoming orders and better inventory stock positions. Early in the year we were unable to capitalize on the rapid decline in ocean freight costs due to the higher cost inventories in our US warehouses. However, as the lower cost inventory entered our warehouses, we saw gross margins improve dramatically during the second half of the year. These higher margins are temporary, as we significantly reduced selling prices in August 2023 in response to the lower freight costs. We expect gross profit to return to historical levels in fiscal 2025. SG&A spending in this segment is expected to be higher than in previous years, due to the costs of some of our growth initiatives, our new ERP system, and our focus on pay equity throughout our company.

We are pleased with the progress at **Home Meridian** this year. Sales were lower than in prior years due to the weak demand environment that impacted most of the year as well as the exit from Accentrics Home and softer demand in the Samuel Lawrence Furniture division, as we retool that division's product offerings. But importantly, we have seen a substantial increase in gross margin in the segment, even excluding the inventory write down expense incurred last year. We have also seen a meaningful reduction in the segment's fixed cost structure, which we now believe is appropriate to its sales and margin profile. With improving gross margins and reduced operating expenses, we believe we have pulled two of the three levers that impact profitability. The final lever is increased sales volume, which will come from growth initiatives, on-trend product design, and a tail wind from the US economy. We believe Home Meridian now has a solid base of core business and has removed the riskier or unsustainable sales programs, so they can focus on delivering value to their customers, which will drive future growth and profitability.

Our **Domestic Upholstery** segment also saw reduced sales in fiscal 2024, which can have an outsized impact on profitability due to the inability to fully absorb fixed costs and can create manufacturing inefficiencies resulting from inconsistent production scheduling. Sales in the segment were 19% below the prior year due to weak demand throughout the year, similar to data we hear from our customers. Sunset West was also impacted by its role as a pilot implementation for the ERP we installed in the Hooker Legacy divisions later in the year. While this 'live testing' helped identify and correct a number of issues before the larger implementation, it had a negative impact on Sunset West's sales during a large part of the year. We believe those problems are behind us and look forward to sales growth and a more profitable fiscal 2025. Sam Moore also had a difficult year, in which demand fell more than industry averages. During fiscal 2024, we overhauled the Sam Moore product line with more modern designs and fabrics, and rebranded the division to HF Custom, as a means of creating a fresh start for the division and greater linkage to the Hooker brand name. The Sam Moore facility also began providing support services for Sunset West, manufacturing cushions for items shipped from our East Coast distribution center. In fiscal 2025, the facility will install a sophisticated router which will machine wooden parts for all of our upholstery divisions. Consistent with our other segments, our Domestic Upholstery segment is poised for growth but is in need of additional volume to fully realize its potential. The other two business units in this segment, Bradington-

Young and Shenandoah Furniture both experienced low demand and manufacturing inefficiencies as they worked through higher than typical backlogs, which were not replaced at the same rate by incoming orders.

## 100 YEAR ANNIVERSARY

As our flagship brand marks its centennial milestone, we are proud of our 100 years in business and the positive impact the Company has made on our stakeholders over the years.

We have a rich heritage that is centered around enhancing the lives of the people we touch. Whether that's through the products we make, the thousands of people we have employed over the years, the relationships we build with our partners, or the support we provide to our communities, we have always operated by putting integrity, our team and our philanthropic culture at the forefront of everything we do.

To honor this milestone, we are planning a year-long celebration to chronicle our 100-year history of design leadership, culture, and legacy of giving.

Serving as the cornerstone of our anniversary initiatives, we are launching a philanthropic program – 100 Acts of Kindness – designed to amplify our spirit of giving in an even more meaningful way during this special year. The nation-wide program aims to further enhance the lives of those in need, broadening our reach to communities across the U.S.

Several additional initiatives are planned throughout the year, including employee and industry celebrations as well as sharing some of our archives that take a look back on the inspiring history of our company and the iconic designs that have furnished homes for decades.

And to celebrate our history as a publicly traded company, we also plan to ring the NASDAQ closing bell in July.

Over the years, we have adapted to changes in our economy, in the business climate and to the needs of our customers and other stakeholders. At times, this has required tough decisions and uncomfortable changes, but generations of management have always tried to do the right thing for all our stakeholders. We've learned that we cannot be everything to everyone but most important of all is to 'be who we say we are.' We continue to focus on our environmental and social responsibilities, including auditing our carbon footprint and increasing our use of renewable energy at some of our facilities, recycling various waste products and supporting organizations who promote sustainable practices. Our company has long recognized the need to support charitable organizations which improve the quality of life for our communities. This outreach was often centered in the communities around our corporate office. More recently, however, we have broadened the reach of our charitable efforts to include the communities where our many offices and manufacturing facilities are located across the country. In addition to the organizations we have historically supported, we now also support: a Veterans support organization in Bedford, VA; children's charities in High Point, NC, Dobson, NC, and Vista, CA; and a community health organization in Bedford, VA, among others. We also continued our relationship with the Susan G. Komen Foundation to support breast cancer research



**As the cornerstone of our 100th anniversary celebration, Hooker Furnishings is launching a signature philanthropic program – 100 Acts of Kindness – designed to amplify our spirit of giving in a meaningful way during our centennial year. The nationwide program aims to enhance the lives of those in need.**



**The Camaraderie Credenza is part of a partnership between HFC and Susan G. Komen for a licensed accents collection in an effort to spread awareness of breast cancer and raise money for research.**

with proceeds from a licensed furniture line we design, market and distribute, as well as other fundraisers throughout the year.

**OUR PEOPLE**

Fiscal 2024 was another challenging year for our people. Inconsistent production schedules in our manufacturing and distribution operations and the rigors of developing, testing and going live on our new ERP system all contributed to a sense of unease. We did our best to operate efficiently and give people adequate warning about short-time and overtime and tried to make the ERP implementation process work as smoothly as possible. Especially related to our ERP implementation, there were many long hours and frustrations, which our team worked through, diligently and with positive attitudes. We are grateful for the team we have and appreciate their patience, understanding and loyalty.

**LOOKING FORWARD**

Fiscal 2024 was a pivotal year for us, as we move further from the initial Covid crisis, but still feel some of its effects. Since 2020, we have navigated through some of the most volatile macroeconomic conditions of our 100-year history: the severe initial downturn and job losses of the pandemic followed by a demand surge for home furnishings, supply chain disruptions, inventory unavailability, historically high ocean freight costs, significant inflation, higher interest rates, a sluggish housing market and a temporary shift in discretionary spending away from home furnishings.

Those lingering effects carried into early fiscal 2025.  However, we continue to believe the industry is poised for recovery and needs only continued strengthening in the US and global economies to begin another growth cycle.

While economic indicators remain somewhat mixed, the economy and the consumer have shown remarkable resilience over the past four years, and we believe we are close to putting the disruptions from the pandemic and its aftereffects behind us. With that in mind, we continue to invest in growth while cushioned by our cautious balance sheet and mostly variable cost business model.

We are confident we've made the right strategic investments in sales channels, people, systems, and products, and that we are positioned to grow and expand our reach into new markets and demographics as the economy gains momentum.



Jeremy Hoff,  Paul Huckfeldt

Jeremy R. Hoff
Chief Executive Officer and Director

Paul A. Huckfeldt
Senior Vice President and Chief Financial Officer

# Board of Directors & Executive Officers

**Jeremy R. Hoff**
Director; Chief Executive Officer - Hooker
Furnishings Corporation

**W. Christopher Beeler Jr.**
Board Chair; Chairman - Virginia Mirror Company
and Virginia Glass Products

**Maria C. Duey**
Director; Chief Executive Officer and Founder-
Leonine Advisory and Support Services

**Paulette Garafalo**
Director; Executive Chairman - Paul Stuart

**Christopher L. Henson**
Director; Retired Head of Banking and Insurance -
Truist Financial Corporation; formerly President &
Chief Operating Officer - BB&T Corporation (now
Truist Financial Corporation)

**Tonya H. Jackson**
Director; Senior Vice President and Chief People
Officer - Lexmark

**Ellen C. Taaffe**
Clinical Professor of Management and
Organizations, Kellogg School of Management,
Northwestern University



**Hooker Furniture Board of Directors.**
*Front Row, left to right:* Paulette Garafalo, Christopher Henson, Tonya Jackson
*Back Row, left to right:* Christopher Beeler, Maria Duey, Jeremy Hoff,
Ellen Taaffe



**Executive Officers.**
*Left to right:* Paul Huckfeldt, Anne Smith, Jeremy Hoff, Tod Phelps

**HF** | **HOOKER®**
**FURNISHINGS**

# CORPORATE DATA

**CORPORATE OFFICES**
Hooker Furnishings Corporation
440 East Commonwealth Boulevard
Martinsville, VA 24112 or
P.O. Box 4708
Martinsville, VA 24115
276-632-2133

**STOCK TRANSFER AGENT AND DIVIDEND DISBURSING AGENT:**
Equiniti Trust Company, LLC ("EQ")
PO Box 500
Newark, NJ 07101
Email: helpAST@equiniti.com

**LEGAL COUNSEL**
McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, VA 23219

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
KPMG LLP
Suite 850
4242 Six Forks Road
Raleigh, NC 27609

**ANNUAL MEETING**
The Annual Meeting of Shareholders of Hooker Furnishings Corporation will be held on Tuesday, June 4, 2024 at the Hooker Furnishings Corporation Corporate Offices, 440 East Commonwealth Blvd. Martinsville, VA 24112.

**ANNUAL REPORT ON FORM 10-K**
**Hooker Furnishings Corporation's Annual Report on Form 10-K, included herein, is also available on our website at hookerfurnishings.com. A free copy of our Form 10-K may also be obtained by contacting Earl Armstrong, SVP - Finance & Corporate Secretary at the corporate offices of the Company or at CorpSec@hookerfurnishings.com.**

**QUARTERLY FINANCIAL INFORMATION**
Quarterly Financial results are announced by press releases that are available at hookerfurnishings.com in the "Investor Relations" section. The Company's quarterly reports on Form 10-Q are also available at hookerfurnishings.com.

This 2024 Annual Report contains forward-looking statements, including discussions about our strategy and expectations regarding our future performance, which are subject to various risks and uncertainties. Factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations include, but are not limited to, the factors described in our annual report on Form 10-K, which is included as part of this report, including under "Item 1- Business—Forward-Looking Statements" and "Item 1A. Risk Factors." Any forward-looking statement we make speaks only as of the date of that statement, and we undertake no obligation, except as required by law, to update any forward-looking statements whether as a result of new information, future events or otherwise.



**HF Custom's Monterey Sofa is a two-over-two modern silhouette that won the People's Choice Award from the High Point Market.**



**Offered in the Mink and Diamond finishes, the Modern Mood Collection by Hooker Furniture spans decades, design movements and geographic influence to maintain a distinct modern aesthetic that transcends time.**



**The Griffith Canopy Bed, designed by Drew & Jonathan Home for Pulaski, feels like a retreat within a room. Crafted of split Oak Veneers, it has a casual modern feel complemented by simple, clean lines.**

# Financial Highlights[1]

(in thousands, except per share data)

| For the: | | Fifty-two Weeks Ended January 28, 2024 | | Fifty-two Weeks Ended January 29, 2023 | | Fifty-two Weeks Ended January 30, 2022 | | Fifty-two Weeks Ended January 31, 2021 | | Fifty-two Weeks Ended February 2, 2020 |
|---|---|---|---|---|---|---|---|---|---|---|
| **STATEMENT OF OPERATIONS DATA** | | | | | | | | | | |
| Net sales | **$** | **433,226** | $ | 583,102 | $ | 593,612 | $ | 540,081 | $ | 610,824 |
| Operating income (loss) | | **12,358** | | (6,046) | | 14,843 | | (14,364) | | 22,707 |
| Net income (loss) | | **9,865** | | (4,312) | | 11,718 | | (10,426) | | 17,083 |
| **PER SHARE DATA** | | | | | | | | | | |
| Basic earnings (loss) per share | **$** | **0.91** | $ | (0.37) | $ | 0.99 | $ | (0.88) | $ | 1.44 |
| Diluted earnings (loss) per share[2] | | **0.91** | | (0.37) | | 0.97 | | (0.88) | | 1.44 |
| Weighted average shares outstanding- basic | | **10,684** | | 11,593 | | 11,852 | | 11,822 | | 11,784 |
| Weighted average shares outstanding- diluted[2] | | **10,838** | | 11,593 | | 11,970 | | 11,822 | | 11,838 |
| Cash dividends per share | **$** | **0.89** | $ | 0.82 | $ | 0.74 | $ | 0.66 | $ | 0.61 |

[1] These financial highlights should be read in conjunction with the Selected Financial Data, Consolidated Financial Statements, including the related Notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's annual report on Form 10-K included in this report.

[2] Due to the fiscal 2023 and 2021 net losses, approximately 117,000 and 119,000 unvested restricted shares, respectively, would have been anti-dilutive and are therefore excluded from the calculation of diluted earnings per share.

**NET SALES**
**($ in millions)**


$610.8
$540.1
$593.6
$583.1
$433.2
'20
'21
'22
'23
'24

**OPERATING INCOME (LOSS)**
**($ in millions)**


$22.7
$(14.4)
$14.8
$(6.0)
$12.4
'20
'21
'22
'23
'24

**NET INCOME (LOSS)**
**($ in millions)**


$17.1
$(10.4)
$11.7
$(4.3)
$9.9
'20
'21
'22
'23
'24

**DILUTED EARNINGS (LOSS)**
**PER SHARE**


$1.44
$(0.88)
$0.97
$(0.37)
$0.91
'20
'21
'22
'23
'24

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**

---

# Form 10-K

---

**Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended **January 28, 2024**

Commission file number **000-25349**



## HOOKER FURNISHINGS CORPORATION
*(Exact name of registrant as specified in its charter)*

| **Virginia** | **54-0251350** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification Number)* |

**440 East Commonwealth Boulevard, Martinsville, VA 24112**
*(Address of principal executive offices, Zip Code)*

**(276) 632-2133**
*(Registrant's telephone number, including area code)*

---

*(Former name, if changed since last report)*

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Trading Symbol(s) | Name of Each Exchange on Which Registered |
|---|---|---|
| Common Stock, no par value | HOFT | NASDAQ Global Select Market |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☐ Accelerated filer ☒

Non-accelerated Filer ☐ Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $214.8 million.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of April 8, 2024:

| **Common stock, no par value** | **10,659,139** |
|:---:|:---:|
| *(Class of common stock)* | *(Number of shares)* |

Documents incorporated by reference: Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Shareholders scheduled to be held June 4, 2024 are incorporated by reference into Part III.

# Hooker Furnishings Corporation

## TABLE OF CONTENTS

*All references to 2024, 2023, 2022, 2021 and 2020 or other years are referring to our fiscal years, unless otherwise stated. Our fiscal years end on the Sunday closest to January 31, with fiscal 2024 ending on January 28, 2024. Our quarterly periods are based on thirteen-week "reporting periods" (which end on a Sunday) rather than quarterly periods consisting of three calendar months. As a result, each quarterly period generally is thirteen weeks, or 91 days. In some years (generally once every six years) the fourth quarter will be fourteen weeks long and the fiscal year will consist of fifty-three weeks.*

*On January 31, 2022, the first day of our 2023 fiscal year, we entered into an Asset Purchase Agreement with Sunset HWM, LLC ("Sunset West") and its three members to acquire substantially all of the assets of Sunset West (the "Sunset Acquisition"). The results of operations of Sunset West are included in the Domestic Upholstery segment's results beginning with the fiscal 2023 first quarter. Consequently, Sunset West's results are not included in our results prior to the 2023 fiscal year.*

*All references to the "Company," "we," "us" and "our" in this document refer to Hooker Furnishings Corporation and its consolidated subsidiaries, unless specifically referring to segment information. All references to the "Hooker," "Hooker Division(s)," "Hooker Legacy Brands" or "traditional Hooker" divisions or companies refer to all current business units and brands except for those in the Home Meridian segment. The Hooker Branded segment includes Hooker Casegoods and Hooker Upholstery. The Domestic Upholstery segment includes Bradington-Young, HF Custom (formerly Sam Moore), Shenandoah Furniture and Sunset West. All Other includes H Contract, Lifestyle Brands, and BOBO Intriguing Objects, a business acquired during fiscal 2024.*

## Forward-Looking Statements

Certain statements made in this report, including statements under Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the notes to the consolidated financial statements included in this report, are not based on historical facts, but are forward-looking statements. These statements reflect our reasonable judgment with respect to future events and typically can be identified by the use of forward-looking terminology such as "believes," "expects," "projects," "intends," "plans," "may," "will," "should," "would," "could" or "anticipates," or the negative thereof, or other variations thereon, or comparable terminology, or by discussions of strategy. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Those risks and uncertainties include but are not limited to:

- general economic or business conditions, both domestically and internationally, including the current macro-economic uncertainties and challenges to the retail environment for home furnishings along with instability in the financial and credit markets, in part due to inflation and rising interest rates, including their potential impact on (i) our sales and operating costs and access to financing, (ii) customers, and (iii) suppliers and their ability to obtain financing or generate the cash necessary to conduct their respective businesses;

- the direct and indirect costs and time spent by our associates associated with the implementation of our Enterprise Resource Planning system ("ERP"), including costs resulting from unanticipated disruptions to our business;

- the cyclical nature of the furnishings industry, which is particularly sensitive to changes in consumer confidence, the amount of consumers' income available for discretionary purchases, and the availability and terms of consumer credit;

- changes in consumer preferences, including increased demand for lower-priced furniture;

- difficulties in forecasting demand for our imported products and raw materials used in our domestic operations;

- risks associated with our reliance on offshore sourcing and the cost of imported goods, including fluctuation in the prices of purchased finished goods, customs issues, freight costs, including the price and availability of shipping containers, ocean vessels, ocean and domestic trucking, and warehousing costs and the risk that a disruption in our offshore suppliers or the transportation and handling industries, including labor stoppages, strikes, or slowdowns, could adversely affect our ability to timely fill customer orders;

- the impairment of our long-lived assets, which can result in reduced earnings and net worth;

- adverse political acts or developments in, or affecting, the international markets from which we import products, including acts of war, duties or tariffs imposed on those products by foreign governments or the U.S. government;

- the interruption, inadequacy, security breaches or integration failure of our information systems or information technology infrastructure, related service providers or the internet or other related issues including unauthorized disclosures of confidential information, hacking or other cyber-security threats or inadequate levels of cyber-insurance or risks not covered by cyber-insurance;

- risks associated with our Georgia warehouse including the inability to realize anticipated cost savings and subleasing excess space on favorable terms;

- risks associated with domestic manufacturing operations, including fluctuations in capacity utilization and the prices and availability of key raw materials, as well as changes in transportation, warehousing and domestic labor costs, availability of skilled labor, and environmental compliance and remediation costs;

- risks associated with Home Meridian segment restructuring and cost-savings efforts, including our ability to timely reduce expenses and continue to return the segment to profitability;

- the risks related to the Sunset Acquisition including maintaining Sunset West's existing customer relationships, debt service costs, interest rate volatility, the use of operating cash flows to service debt to the detriment of other corporate initiatives or strategic opportunities, the possible loss of key employees from Sunset West, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies across the business which could adversely affect our internal control or information systems and the costs of bringing them into compliance and failure to realize benefits anticipated from the Sunset Acquisition;

- the risks related to the BOBO Intriguing Objects acquisition, including the possible loss of a key BOBO employee, inconsistencies in standards, controls, procedures and policies across the business which could adversely affect our internal control or information systems and failure to realize benefits anticipated from the BOBO acquisition;

- changes in U.S. and foreign government regulations and in the political, social and economic climates of the countries from which we source our products;

- risks associated with product defects, including higher than expected costs associated with product quality and safety, regulatory compliance costs (such as the costs associated with the US Consumer Product Safety Commission's new mandatory furniture tip-over standard, STURDY) related to the sale of consumer products and costs related to defective or non-compliant products, product liability claims and costs to recall defective products and the adverse effects of negative media coverage;

- disruptions and damage (including those due to weather) affecting our Virginia or Georgia warehouses, our Virginia, North Carolina or California administrative facilities, our High Point, Las Vegas, and Atlanta showrooms or our representative offices or warehouses in Vietnam and China;

- the risks specifically related to the concentrations of a material part of our sales and accounts receivable in only a few customers, including the loss of several large customers through business consolidations, failures or other reasons, or the loss of significant sales programs with major customers;

- our inability to collect amounts owed to us or significant delays in collecting such amounts;

- achieving and managing growth and change, and the risks associated with new business lines, acquisitions, including the selection of suitable acquisition targets, restructurings, strategic alliances and international operations;

- capital requirements and costs;

- risks associated with distribution through third-party retailers, such as non-binding dealership arrangements;

- the cost and difficulty of marketing and selling our products in foreign markets, including new foreign markets which require material startup costs without the guarantee of future sales;

- changes in domestic and international monetary policies and fluctuations in foreign currency exchange rates affecting the price of our imported products and raw materials; and

- price competition in the furniture industry.

Our forward-looking statements could be wrong in light of these and other risks, uncertainties and assumptions. The future events, developments or results described in this report could turn out to be materially different. Any forward-looking statement we make speaks only as of the date of that statement, and we undertake no obligation, except as required by law, to update any forward-looking statements whether as a result of new information, future events or otherwise and you should not expect us to do so.

Also, our business is subject to a number of significant risks and uncertainties any of which can adversely affect our business, results of operations, financial condition or future prospects. For a discussion of risks and uncertainties that we face, see the Forward-Looking Statements detailed above and Item 1A, "Risk Factors" below.

Investors should also be aware that while we occasionally communicate with securities analysts and others, it is against our policy to selectively disclose to them any material nonpublic information or other confidential commercial information. Accordingly, investors should not assume that we agree with any projection, forecast or report issued by any analyst regardless of the content of the statement or report, as we have a policy against confirming information issued by others.

**Hooker Furnishings Corporation**
**Part I**

## ITEM 1. BUSINESS

Hooker Furnishings Corporation, incorporated in Virginia in 1924, is a designer, marketer and importer of casegoods (wooden and metal furniture), leather furniture, fabric-upholstered furniture, lighting, accessories, and home decor for the residential, hospitality and contract markets. We also domestically manufacture premium residential custom leather, custom fabric-upholstered furniture and outdoor furniture.

### Reportable Segments

Furnishings sales account for all of our net sales. For financial reporting purposes and as described further below, we are organized into three reportable segments, Hooker Branded, Home Meridian and Domestic Upholstery. Our other businesses are aggregated into "All Other". See Note 18 -Segment Information to our Consolidated Financial Statements for additional financial information regarding our operating segments.

### Products

Our product lines cover the design spectrum of residential furnishings: traditional, contemporary and transitional. Further, our product lines are in the "good", "better" and "best" product categories, which carry medium and upper price points. Hooker Furnishings Corporation consists of the following three operating segments and "All Other":

- The Hooker Branded segment which includes two businesses:
  - Hooker Casegoods, which covers a wide range of design categories and includes home entertainment, home office, accent, dining and bedroom furniture in the upper-medium price points sold under the Hooker Furniture brand; and
  - Hooker Upholstery, imported upholstered furniture targeted at the upper-medium price-range.

- The Home Meridian segment which includes the following brands/marketing units:
  - Pulaski Furniture, casegoods covering the complete design spectrum in a wide range of bedroom, dining room, accent and display cabinets at medium price points;
  - Samuel Lawrence Furniture, value-conscious offerings in bedroom, dining room, home office and youth furnishings;
  - Prime Resources International, value-conscious imported leather motion upholstery; and
  - Samuel Lawrence Hospitality, a designer and supplier of hotel furnishings targeted toward four and five-star hotels.

- The Domestic Upholstery segment which includes the following operations:
  - Bradington-Young, a seating specialist in upscale motion and stationary leather furniture;
  - HF Custom (formerly Sam Moore Furniture), a specialist in fashion forward custom upholstery offering a selection of chairs, sofas, sectionals, recliners and a variety of accent upholstery pieces;
  - Shenandoah Furniture, an upscale upholstered furniture business specializing in private label sectionals, modulars, sofas, chairs, ottomans, benches, beds and dining chairs in the upper-medium price points for lifestyle specialty retailers; and
  - Sunset West, a designer and manufacturer of comfortable, stylish and high-quality outdoor furniture.

- All Other consisting of:
  - The H Contract product line which supplies upholstered seating and casegoods to upscale senior living and assisted living facilities through designers, design firms, industry dealers and distributors that service that market;
  - BOBO Intriguing Objects, a lighting, accessories and home décor source acquired in fiscal 2024 that offers a variety of one-of-a-kind designs; and
  - Lifestyle Brands, a business started in fiscal 2019 targeted at the interior designer channel.

**Sourcing**

*Imported Products*

We have sourced products from foreign manufacturers for over thirty years, predominantly from Asia. Imported casegoods and upholstered furniture together accounted for approximately 70% of our net sales in fiscal 2024, 72% of our net sales in fiscal 2023, and 82% of our net sales in fiscal 2022.

Our imported furniture business is subject to inherent risks in importing products manufactured abroad, including, but not limited to, supply disruptions and delays due to a variety of reasons, including our foreign suppliers' factory capacities, factory shutdowns, and delays including those caused by the COVID-19 pandemic and possible similar health-related issues, much higher ocean freight costs, container and vessel space availability, currency exchange rate fluctuations, economic and political developments and instability, as well as the laws, policies and actions of foreign governments and the United States. These laws, policies and actions may include regulations affecting trade or the application of tariffs.

Because of the large number and diverse nature of the foreign suppliers from which we source our imported products, we have flexibility in the sourcing of products among any particular supplier or country. However, a disruption in our supply chain from a major supplier or from Vietnam in general, could significantly compromise our ability to fill customer orders for products manufactured at that factory or in that country. Supply disruptions and delays on selected items could occur for six months or longer. If we were to be unsuccessful in obtaining those products from other sources or at a comparable cost, a disruption in our supply chain from a major furniture supplier, or from Vietnam in general, could decrease our sales, earnings and liquidity.

Given the sourcing capacity available in Vietnam and other low-cost producing countries such as Mexico, Malaysia, and India, as well as our supply chain diversification efforts, we believe the risks from these potential supply disruptions are manageable in the long-term. However, our insight into the probability of a wide scale global or regional disruption or pandemic, like the recent COVID-19 pandemic, remains limited. See Item 1A, "Risk Factors" for additional information on our risks related to imported products.

For imported products, we generally negotiate firm pricing with foreign suppliers in U.S. Dollars, typically for a term of at least one year. However, under certain circumstances, we may re-negotiate pricing during the year. Due to the global supply chain crisis and inflation pressure in Asia and the U.S., we were forced to re-negotiate prices multiple times during fiscal 2022 and 2023. We largely did not have to re-negotiate prices during fiscal 2024 as these pressures stabilized. We accept the exposure to exchange rate movements during these negotiated periods. We do not use derivative financial instruments to manage this risk but could choose to do so in the future. Since we transact our imported product purchases in U.S. Dollars, a relative decline in the value of the U.S. Dollar compared to the currencies from which we obtain our imported products could increase the price we pay for imported products beyond the negotiated periods. We generally expect to reflect substantially all of the effects of any price increases from suppliers in the prices we charge for imported products. However, these price changes could adversely impact sales volume and profit margin during the affected periods. Conversely, a relative increase in the value of the U.S. Dollar compared to the currencies from which we obtain our imported products could decrease the cost of imported products and favorably impact net sales and profit margins during the affected period. However, due to other factors, such as inflationary pressure, we may not fully realize savings when exchange rates fall. Therefore, lower exchange rates may only have a tempering effect on future price increases by merely delaying cost increases on imported products. See also Item 7A. "Quantitative and Qualitative Disclosures About Market Risk."

*Raw Materials*

Significant materials used in manufacturing our domestic upholstered furniture products include leather, fabric, foam, wooden and metal frames and electronic mechanisms. Most of the leather is imported from Italy and South America, and is purchased as full hides and cut and sewn in our facilities or is purchased as pre-cut and sewn kits processed by our vendors to our pattern specifications. We believe our sources for raw materials are adequate and that we are not dependent on any one supplier. Our five largest domestic upholstery suppliers accounted for 35% of our raw materials purchases for domestic upholstered furniture manufacturing operations in fiscal 2024. Should disruptions with these suppliers occur, other than macro disruptions affecting all such suppliers, we believe we could successfully source these products from other suppliers without significant disruption to our operations. For example, due to the Russian invasion of Ukraine, there was a shortage of Russian Birch which was the third largest source of US hardwood plywood imports in calendar 2021. Prior to the invasion, a large portion of the plywood used at one division of our Domestic Upholstery segment was Russian Birch. We were able to find an alternative plywood source at a higher price during fiscal 2023 and this issue was mitigated as of early calendar 2023.

**Customers**

Our home furnishings products are sold through a variety of retailers including independent furniture stores, department stores, mass merchants, national chains, catalog merchants, interior designers, and e-commerce retailers. No single customer accounted for more than 6% of our consolidated sales in fiscal 2024. Our top five customers accounted for approximately 22% of our fiscal 2024 consolidated sales. The loss of any one or more of these customers would have a material adverse impact on our business. Less than 2% of our sales in fiscal 2024 were to international customers. We define sales to international customers as sales to customers outside of the United States and Canada since our independent domestic sales force services both countries.

**Competition**

The furniture industry is highly competitive and includes a large number of foreign and domestic manufacturers and importers, none of which dominates the market in our price points. While the markets in which we compete include a large number of relatively small and medium-sized manufacturers, certain competitors have substantially greater sales volumes and financial resources than we do. U.S. imports of furniture produced overseas, such as from Vietnam, have stabilized in recent years. The primary competitive factors for home furnishings in our price points include price, style, availability, service, quality and durability. Competitive factors in the hospitality and contract furniture markets include product value and utility, lead times, on-time delivery and the ability to respond to requests for special and non-standard products. We believe our design capabilities, ability to import and/or manufacture upholstered furniture, product value, longstanding customer and supplier relationships, significant sales, distribution and inventory capabilities, ease of ordering, financial strength, experienced management and customer support are significant competitive advantages.

**Warehousing and Distribution**

We distribute furniture to retailers directly from factories and warehouses in Asia via our container direct programs and from our facilities in Virginia, North Carolina, Georgia and California, and in limited cases, from customer operated warehouses in strategic locations. Due to our exit from the Accentrics Home ("ACH") business unit which demanded significant amounts of inventory to meet the quick shipping requirements of its e-commerce model, we reduced the physical footprint of the Georgia warehouse by 400,000 square feet over the course of fiscal 2024.

**Working Capital Practices**

*Inventory*

We generally import casegoods inventory and certain upholstery items in amounts that enable us to meet the delivery requirements of our customers, our internal in-stock goals and minimum purchase requirements from our sourcing partners. The majority of products in the Hooker Branded segment are shipped from our U.S. warehouses, while a large percentage of products sold at our Home Meridian segment are not warehoused by us but ship directly to our customers and thus are not included in our inventory. Our Domestic Upholstery segment products are made to order and shipped shortly after they are produced; however, this segment carries significant amounts of raw materials for production. We do not carry significant amounts of hospitality products, as most of these products are built to order and are shipped shortly after their manufacture directly to the customer.

The majority of products in the Hooker Branded segment are shipped from our U.S. warehouses. In calendar 2021, the COVID-19 related lockdowns at our suppliers in Vietnam and Malaysia, along with the supply chain disruptions, resulted in low inventory levels within the Hooker Branded segment in early fiscal 2023. Inventory availability began to improve in mid-to-late fiscal 2023, finally stabilizing in fiscal 2024.

Home Meridian's warehoused inventory increased significantly during fiscal 2023 due primarily to increased inventory in the ACH division, which is focused on the e-commerce channel. A slowing in the ecommerce business, coupled with an aggressive backlog reduction by our Asian suppliers after the end of COVID-19-related lockdowns in the late-summer of 2021, resulted in a substantial ACH inventory increase in fiscal 2023. Due to low profitability, low rates of sales and a general slowing of furniture sales in the e-commerce space, we decided to exit this division and recorded $24 million write-downs of ACH inventories and other excess inventories during the fourth quarter of fiscal 2023. During fiscal 2024, we liquidated substantially all of these inventories.

*Accounts receivable*

Substantially all of our trade accounts receivable are due from retailers and dealers that sell residential home furnishings or commercial purchasers of our hospitality and senior living products, which consist of a large number of entities with a broad geographic dispersion. We perform credit evaluations of our customers and generally do not require collateral. For qualified customers, we offer payment terms, generally requiring payment 30 days from shipment. However, we may offer extended payment terms in certain circumstances, including to promote sales of our product. We purchase accounts receivable insurance on certain customers if their risk profile warrants it and the insurance is available. Due to the highly customized nature of our hospitality products, we typically require a 50% deposit upon order, a 40% deposit before goods reach a U.S. port and the remaining 10% balance due within 30 days of the receipt of goods by the customer. For our outdoor furnishings, smaller orders require full prepayment and most larger orders require a 50% deposit upon order and the balance when production is started. Additionally, some customers request and qualify for payment terms.

*Accounts payable*

Payment for our imported products warehoused first in Asia is due 10 to 14 days after our quality audit inspections are complete and the vendor invoice is presented. Payment for goods which are shipped to our US warehouses or container direct to our customers FOB Origin (free on board origin, which means the buyer is responsible for the costs and liability of the freight during transport) is generally due upon proof of lading onto a US-bound vessel and invoice presentation; however, payment terms, depending on the supplier, can stretch up to 45 days from invoice date. Payment terms for domestic raw materials and non-inventory related charges vary but are generally 30 days from invoice date.

**Order Backlog**

At January 28, 2024, our backlog of unshipped orders was as follows:

| | | Order Backlog | | |
| | | (Dollars in 000s) | | |
| | January 28, 2024 | | January 29, 2023 | |
| **Reporting Segment** | **Dollars** | **Weeks** | Dollars | Weeks |
|---|---|---|---|---|
| Hooker Branded | $ **15,416** | **5.1** | $ 20,567 | 5.2 |
| Home Meridian | **36,013** | **13.0** | 43,052 | 10.3 |
| Domestic Upholstery | **18,920** | **7.8** | 29,696 | 9.9 |
| All Other | **1,475** | **12.2** | 2,071 | 26.2 |
| Consolidated | $ **71,824** | **8.6** | $ 95,386 | 8.5 |

In the discussion below and herein, we reference changes in sales orders or "orders" and sales order backlog (unshipped orders at a point in time) or "backlog" over and compared to certain periods of time and changes discussed are in sales dollars and not units of inventory, unless stated otherwise. We believe orders are generally good current indicators of sales momentum and business conditions. If the items ordered are in stock and the customer has requested immediate delivery, we generally ship products in about seven days or less from receipt of order; however, orders may be shipped later if they are out of stock or there are production or shipping delays or the customer has requested the order to be shipped at a later date. It is our policy and industry practice to allow order cancellation for casegoods up to the time of shipment or, in the case of container direct orders, up until the time the container is booked with the ocean freight carrier; therefore, customer orders for casegoods are not firm. However, domestically produced upholstered products are predominantly custom-built and consequently, cannot be cancelled once the leather or fabric has been cut. Additionally, our hospitality products are highly customized and are generally not cancellable.

For the Hooker Branded and Domestic Upholstery segments and All Other, we generally consider backlogs to be one helpful indicator of sales for the upcoming 30-day period, but because of our relatively quick delivery and our cancellation policies, we do not consider order backlogs to be a reliable indicator of expected long-term sales. We generally consider the Home Meridian segment's backlog to be one helpful indicator of that segment's sales for the upcoming 90-day period. Due to (i) the average sales order sizes of its mass and mega account channels of distribution, (ii) the proprietary nature of many of its products and (iii) the project nature of its hospitality business, for which average order sizes tend to be larger and consequently, the Home Meridien segment's order backlog tends to be larger.

There have been exceptions to the general predictive nature of our orders and backlogs noted in this paragraph, such as during times of extremely high demand and supply chain challenges as experienced during the immediate aftermath of the initial COVID-19 crisis and subsequent recovery. Orders were not being converted to shipments as quickly as would be expected compared to the pre-pandemic environment due to the lack and cost of shipping containers and vessel space as well as limited overseas vendor capacity. As a result, backlogs were significantly elevated and reached historical levels at the end of fiscal 2021 and 2022. At the end of fiscal 2024, order backlog decreased by $23.6 million or 25%, as compared to the prior year end. The decrease was largely attributable to normalized levels of shipping, soft incoming orders driven by a decrease in overall demand, and absence of ACH orders and backlog in the Home Meridian segment.

**Seasonality**

Generally, sales in our fiscal first quarter are lower than our other fiscal quarters due to the post-Lunar New Year shipping lag and sales in our fiscal fourth quarter are generally stronger due to the pre-Lunar New Year surge in shipments from Asia.

**Environmental Matters**

As a part of our business operations, our manufacturing sites generate both non-hazardous and hazardous wastes; the treatment, storage, transportation and disposal of which are subject to various local, state and federal laws relating to environmental protection. Our policy is to record monitoring commitments and environmental liabilities when expenses are probable and can be reasonably estimated. The costs associated with our environmental responsibilities, compliance with federal, state and local laws regulating the discharge of materials into the environment, or costs otherwise relating to the protection of the environment, have not had and are not expected to have a material effect on our financial position, results of operations, capital expenditures or competitive position.

We are actively working to refine and align our environmental stewardship based on current best practices, shareholder expectations and regulatory developments through our ESG-focused employee committee called CARE (Community Action & Responsibility for our Environment). It regularly updates management and updates the Board at least quarterly on these initiatives. We note the following recent and ongoing activities and new developments:

- We have put in place several initiatives focused on promoting sustainability and preserving natural resources. We have completed a corporate-wide inventory of 2022 to 2023 Greenhouse Gas Emissions (GHG). Third-party verification of GHG data is in process and on target to be completed in calendar 2024. We are in the process of establishing a functional baseline to be able to measure whether future improvement initiatives reduce our carbon footprint. Going forward, each material facility will have its carbon footprint measured annually.

- Since 2021, we have started projects to reduce our carbon footprint by investment in renewable energy and in projects to reduce energy consumption. We have purchased renewable energy from solar farms for several domestic manufacturing facilities since 2022. Sunset West is operating on 100% renewable resources; HF Custom (formerly Sam Moore) is operating on 50% renewable energy with a plan expected to achieve 100% in calendar 2024; and the Savannah distribution center is operating on 30% renewable energy. All remaining facilities are expected to participate in renewable energy programs by the end of calendar 2024. The multi-year project of switching to LED lighting in the manufacturing facilities and distribution centers resulted in an electrical usage reduction of 20% to 30% in the year 2021 and 2022. We are recognized as Appalachian Power 2023 Top Performer for energy efficiency in the Martinsville area. The project is expected to be completed by 2025.

- We continue to partner with the Arbor Day Foundation, the Sustainable Furnishings Council, and the Eco Ambassador Council for their commitment to environmental responsibility and sustainability, including financial assistance, educating employees on the necessity of preserving and replenishing resources, and supporting various projects within the Dan River Basin area.

**Human Capital Resources**

As of January 28, 2024, we had 1,203 full-time employees, of which 312 were employed in our Hooker Branded segment, 202 were employed in our Home Meridian segment, 671 were employed in our Domestic Upholstery segment and 18 were employed in All Other. By geographical area, 1,030 employees were located in the United States and 173 were located in Asia. None of our employees are represented by a labor union. We consider our relations with our employees to be good.

We are committed to creating a diverse, equitable and inclusive space for all our employees, customers and retail partners. The core values of our Company include integrity, caring and inclusivity that affirms every individual. Our leadership team is committed to fostering an environment where everyone is welcomed, respected, listened to and valued for their unique contributions to the organization, and to providing a work environment that is free from all forms of harassment, discrimination and inequality. We recruit, employ, train, promote and compensate our employees without regard to race, ethnicity, age, gender, gender identity, religion, national origin, citizenship, marital status, veteran's status or disability. All facilities have established human resource departments with formal hiring processes and controls in place to ensure ethical and fair hiring practices. Some of the action steps we have taken recently or are working on currently include:

- We carefully evaluate the overall compensation and benefits packages regularly to ensure the economic security, health, and safety of our employees, including;

   o compensating employees competitively relative to the industry and local labor markets, and in accordance with all applicable federal, state, and local wage, work hour, overtime, and benefits laws; and

   o providing affordable and comprehensive health benefits to employees focused on financial, emotional, and physical health and well-being, including a standardized process of reporting worker's compensation claims which we believe promotes health and safety of our employees.

- We maintain standardized safety procedures at all locations and established safety committees that consist of management and employee representatives, with tasks of identifying and reporting hazards and unsafe work practices, removing obstacles to accident prevention, and minimizing the risks of accidents, injury and impacts on health. We are committed to implementing and improving safety measures to achieve a safe, healthy, secure, and productive workplace;

- We are committed to employees' professional success and growth by providing an average of 28 hours of training per employee per year including on-the-job coaching, formal training sessions, and online learning resources. The Company also provides continuing education opportunities, comprehensive leadership development programs, and a renewable tuition reimbursement program to children and spouses of all employees, excluding family members of current and former executive officers and board directors;

- We are committed to creating a diverse, equitable, and inclusive space for all employees:

   o we have partnered with Centro Latino, Bedford Adult Education Center, Veteran Centric Organizations, and Historically Black Colleges and Universities (HBCU) Partnerships to improve recruitment and retention of a diverse workforce. In 2023, the Company's demographic composition of U.S.-based employees included 65% White, 16% Black or African American, 15% Hispanic or Latino, and other racial groups;

   o in 2023, more than 40% of executive and senior level employees were female, demonstrating the Company's commitment to gender diversity. Earlier in 2023, the Company was selected by Furniture Today, a leading information source of the furniture industry, as one of the advocates for women's empowerment in the home furnishings industry and presented with the Furniture Today "Empowering Women Award."

- We maintain a Code of Business Conduct and Ethics. All employees are required to sign off on the Code at hiring and reaffirm their understanding and compliance with the Code, as well as anti-corruption and anti-bribery training on an annual basis. In addition, the Company has launched the effort to have domestic suppliers to sign a Vendor Code of Conduct. The Company has also started periodic audits of its international vendors to ensure compliance and produce a scorecard that can be used in future purchasing decisions based upon their performance.

**Patents and Trademarks**

The Hooker Furnishings, Hooker Furniture, Bradington-Young, Sam Moore, Pulaski Furniture, Samuel Lawrence Furniture, Samuel Lawrence Hospitality, Room Gear, Home Meridian International, Prime Resources International, Accentrics Home, Shenandoah, H Contract, Homeware, and Sunset West trade names represent many years of continued business. We believe these trade names, in addition to the recently obtained "M" brand, HF Custom and BOBO, are well-recognized and associated with quality and service in the furnishings industry. We also own a number of patents and trademarks, both domestically and internationally, none of which is considered to be material.

**Governmental Regulations**

Our company is subject to U.S. federal, state and local laws and regulations in the areas of safety, health, employment and environmental pollution controls, as well as U.S. and international trade laws and regulations. We are also subject to foreign laws and regulations. In the past, compliance with these laws and regulations has not had any material effect on our earnings, capital expenditures or competitive position in excess of those affecting others in our industry; however, the effect of compliance in the future cannot be predicted. We believe we are in material compliance with applicable U.S. and international laws and regulations.

**Additional Information**

You may visit us online at hookerfurnishings.com, hookerfurniture.com, bradington-young.com, hfcustomfurniture.com, shenandoahfurniture.com, mfurnishings.com, sunsetwestusa.com, homemeridian.com, pulaskifurniture.com, slf-co.com, slh-co.com, hcontractfurniture.com, and bobointriguingobjects.com. We make available, free of charge through our Hooker Furnishings website hookerfurnishings.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports, and other documents as soon as practical after they are filed with or furnished to the Securities and Exchange Commission ("SEC"). A free copy of our annual report on Form 10-K may also be obtained by contacting Earl Armstrong, Senior Vice-President Finance and Corporate Secretary at CorpSec@hookerfurnishings.com or by calling 276-632-2133.

**ITEM 1A.        RISK FACTORS**

Our business is subject to a variety of risks. The risk factors discussed below should be considered in conjunction with the other information contained in this annual report on Form 10-K. If any of these risks actually materialize, our business, results of operations, financial condition or future prospects could be negatively impacted. These risks are not the only ones we face. There may be additional risks that are presently unknown to us or that we currently believe to be immaterial that could affect us.

**Economic downturns could result in decreased sales, earnings and liquidity.**

The furniture industry is particularly sensitive to cyclical variations in the general economy and the current macro-economic uncertainties, including the economic downturn caused by pandemics such as COVID-19, persistent inflation and higher interest rates, and slow housing market. Home furnishings are generally considered a postponable purchase by most consumers. Economic downturns could affect consumer spending habits by decreasing the overall demand for home furnishings. Changes in interest rates, consumer confidence, new housing starts, existing home sales, the availability of consumer credit and broader national or geopolitical factors have particularly significant effects on our business. We have seen negative effects on all of these measures due to the COVID-19 pandemic. A recovery in our sales could lag significantly behind a general recovery in the economy after an economic downturn, due to, among other things, the nature and relatively significant cost of home furnishings purchases resulting in a temporary shift in consumer discretionary spending away from home furnishings, or scarcity of transportation and Asian manufacturing capacity during times of increased demand. These events could also impact retailers, who are our primary customers, possibly adversely affecting our sales, earnings, financial condition and liquidity.

**The implementation of our Enterprise Resource Planning ("ERP") system could disrupt our business.**

We are in the process of implementing a common ERP system across all divisions. The ERP system went live at Sunset West in December 2022 and in the legacy Hooker divisions and for consolidated reporting in early September 2023. We expect the ERP system to go live in the Home Meridian segment during fiscal 2026. Although we currently expect the ERP implementation to increase efficiencies by leveraging a common, cloud-based system throughout all divisions and standardizing processes and reporting, our ERP system implementation may not result in improvements that outweigh its costs and may disrupt our operations. Our inability to mitigate existing and future disruptions could adversely affect our sales, earnings, financial condition and liquidity. When the ERP system went live at Sunset West and legacy Hooker divisions, the conversion process significantly impacted shipping activities and negatively impacted sales and profitability in the respective periods, due to longer than expected post-implementation stabilization. The ERP system implementation subjects us to substantial costs and inherent risks associated with migrating from our legacy systems. These costs and risks could include, but are not limited to:

- Significant capital and operating expenditures;
- Disruptions to our domestic and international supply chains;
- Inability to fill customer orders accurately and on a timely basis, or at all;
- Inability to process payments to suppliers, vendors and associates accurately and in a timely manner;
- Disruption to our system of internal controls;
- Inability to fulfill our SEC or other governmental reporting requirements in a timely or accurate manner;
- Inability to fulfill international, federal, state or local tax filing requirements in a timely or accurate manner; and
- Increased demands on management and staff time to the detriment of other corporate initiatives.

**We rely on offshore sourcing from Vietnam for most of our sales. Consequently:**

■ **A disruption in supply from Vietnam or from our most significant suppliers in Asia could adversely affect our ability to timely fill customer orders for these products and decrease our sales, earnings and liquidity.**

In fiscal 2024, imported products sourced from Vietnam accounted for 88% of our import purchases and our top five suppliers in Vietnam accounted for 60% of our fiscal 2024 import purchases. Our supply chain could be adversely impacted by the uncertainties of health concerns such as COVID-19 or similar pandemics and governmental restrictions. A disruption in our supply chain, or from Vietnam in general, such as the COVID-19 related lockdown in certain parts of Asia in the Summer of calendar 2021, could significantly impact our ability to fill customer orders for products manufactured in those countries. In some cases, we believe we would have sufficient inventory on hand and in-transit or be able to provide substitutions from our domestic warehouses but may not be enough to entirely mitigate the lost sales. Supply disruptions and delays on selected items could occur for six months or longer before the impact of remedial measures would be reflected in our results. If we are unsuccessful in obtaining those products from other sources or at comparable cost, a disruption in our supply chain from our largest import furniture suppliers, or from Vietnam in general, could adversely affect our sales, earnings, financial condition and liquidity.

■ **Our inability to accurately forecast demand for our imported products could cause us to purchase too much, too little or the wrong mix of inventory.**

Manufacturing and delivery lead times for our imported products necessitate that we make forecasts and assumptions regarding current and future demand for these products. If our forecasts and assumptions are inaccurate, we may purchase excess or insufficient amounts of inventory. If we purchase too much or the wrong mix of inventory, we may be forced to sell it at lower margins, which could adversely affect our sales, earnings, financial condition and liquidity. If we purchase too little or the wrong mix of inventory, we may not be able to fill customer orders and may lose market share and weaken or damage customer relationships, which also could adversely affect our sales, earnings, financial condition and liquidity.

- **Increased transportation costs, including freight costs on imported products could decrease earnings and liquidity.**

Transportation costs on our imported products are affected by a myriad of factors including the global economy, petroleum prices and ocean freight carrier capacity. In the recent past, especially after the COVID-19 pandemic, transportation costs, including ocean freight costs and domestic trucking costs, on imported products represented a significant portion of the cost of those products. We saw a significant spike in these costs during that time and our profitability was materially impacted. To mitigate the increased costs, we implemented price increases and surcharges; however, there can be no assurance that we will be successful in increasing prices or receiving freight surcharges in the future or that we can do it quickly enough to offset increased costs. Increased transportation costs, both domestically and internationally, in the future would likely adversely affect earnings, financial condition and liquidity.

- **Our dependence on suppliers could, over time, adversely affect our ability to service customers.**

We rely heavily on suppliers we do not own or control, including a large number of non-U.S. suppliers. All of our suppliers may not provide goods that meet our quality, design or other specifications in a timely manner and at a competitive price. If our suppliers do not meet our specifications, we may need to find alternative suppliers, potentially at a higher cost, or may be forced to discontinue products. Also, delivery of goods from non-U.S. suppliers may be delayed for reasons not typically encountered for domestically manufactured furniture, such as shipment delays caused by customs issues, labor issues, port-related issues such as weather, congestion or port equipment, decreased availability of shipping containers and/or the inability to secure space aboard shipping vessels to transport our products. Our failure to timely fill customer orders due to an extended business interruption for a major supplier, or due to transportation issues, could negatively impact existing customer relationships and adversely affect our sales, earnings, financial condition and liquidity.

- **Potential future increases in tariffs or new tariffs imposed on other countries from which we source, including Vietnam, could adversely affect our business.**

New tariffs could be imposed on manufactured goods from other countries from which we source, including Vietnam. Inability to reduce product costs, pass through price increases or find other suitable manufacturing sources may have a material adverse impact on sales volume, earnings and liquidity. In addition, the tariffs, and our responses to the tariffs, may cause our products to become less competitive due to price increases or less profitable due to lower margins. Our inability to effectively manage the negative impacts of changing U.S. and foreign trade policies could adversely affect our business and financial results.

- **We are subject to changes in U.S. and foreign government regulations and in the political, social and economic climates of the countries from which we source our products.**

Changes in political, economic and social conditions, as well as in the laws and regulations in the foreign countries from which we source our products could adversely affect our sales, earnings, financial condition and liquidity. These changes could make it more difficult to provide products and service to our customers or could increase the cost of those products. International trade regulations and policies of the United States and the countries from which we source finished products could adversely affect us. Imposition of trade sanctions relating to imports, taxes, import duties and other charges on imports affecting our products could increase our costs and decrease our earnings.

- **Changes in the value of the U.S. Dollar compared to the currencies for the countries from which we obtain our imported products could adversely affect our sales, earnings, financial condition and liquidity.**

For imported products, we generally negotiate firm pricing with our foreign suppliers in U.S. Dollars, typically for periods of at least one year. We accept the exposure to exchange rate movements during these negotiated periods. We do not use derivative financial instruments to manage this risk but could choose to do so in the future. Since we transact our imported product purchases in U.S. Dollars, a relative decline in the value of the U.S. Dollar could increase the price we must pay for imported products beyond the negotiated periods. These price changes could decrease our sales, earnings, financial condition and liquidity during the affected periods.

- **Supplier transitions, including cost or quality issues, could result in longer lead times and shipping delays.**

  In the past, inflation concerns, and to a lesser extent quality and supplier viability concerns, affecting some of our imported product suppliers located in China prompted us to source more of our products from lower cost suppliers located in other countries, such as Vietnam. Additionally, we transitioned a significant portion of our imported product purchases from China to Vietnam due to the imposition of tariffs on most furniture and component parts imported from China. As conditions dictate, we could be forced to make similar transitions in the future. When undertaken, transitions of this type involve significant planning and coordination by and between us and our new suppliers in these countries. Despite our best efforts and those of our new sourcing partners, these transition efforts are likely to result in longer lead times and shipping delays over the short term. Risks associated with product defects, including higher than expected costs associated with product quality and safety, and regulatory compliance costs related to the sale of consumer products and costs related to defective or non-compliant products, including product liability claims and costs to recall defective products. One or a combination of these issues could adversely affect our sales, earnings, financial condition and liquidity.

**A disruption affecting our domestic facilities could disrupt our business.**

The facilities in which we store our inventory in Virginia, North Carolina, Georgia and California are critical to our success. Our corporate and divisional headquarters, which house our administration, sourcing, sales, finance, merchandising, customer service and logistics functions for our imported and domestic products are located in Virginia, North Carolina and California. Additionally, our primary showrooms are located in North Carolina.

Our domestic upholstery manufacturing facilities are located in Virginia, North Carolina and California. Furniture manufacturing creates large amounts of highly flammable wood dust and may utilize other highly flammable materials such as varnishes and solvents in its manufacturing processes and is therefore subject to the risk of losses arising from explosions and fires. Additionally, our domestic operations could be negatively affected by public health events, such as the COVID-19 pandemic. Any disruption affecting our domestic facilities, for even a relatively short period of time, could adversely affect our ability to ship our furniture products and disrupt our business, which could adversely affect our sales, earnings, financial condition and liquidity.

**Fluctuations in the price, availability or quality of raw materials for our domestically manufactured upholstered furniture could cause manufacturing delays, adversely affect our ability to provide goods to our customers or increase our costs.**

We use various types of wood, leather, fabric, foam and other filling material, high carbon spring steel, bar and wire stock and other raw materials in manufacturing upholstered furniture. We depend on outside suppliers for raw materials and must obtain sufficient quantities of quality raw materials from these suppliers at acceptable prices and in a timely manner. We do not have long-term supply contracts with our suppliers. Unfavorable fluctuations in the price, quality or availability of required raw materials could negatively affect our ability to meet the demands of our customers. We may not always be able to pass price increases on raw materials through to our customers due to competition and other market pressures. In addition, the price increases are frequently implemented on future orders instead of existing order backlogs. Considering our lead times during periods of high demand, the benefits of new pricing could be offset by continued price increases from our suppliers that could impact us before we realize the benefit from our price increases. The inability to meet customers' demands or recover higher costs could adversely affect our sales, earnings, financial condition and liquidity.

**If demand for our domestically manufactured upholstered furniture declines, we may respond by realigning manufacturing or need to implement cost-saving measures.**

Our domestic manufacturing operations make only upholstered furniture. A decline in demand for our domestically produced upholstered furniture could result in the realignment of our domestic manufacturing operations and capabilities and the implementation of cost-saving measures. These programs could include the consolidation and integration of facilities, functions, systems and procedures. We may decide to source certain products from other suppliers instead of continuing to manufacture them. These realignments and cost-saving measures typically involve initial upfront costs and could result in decreases in our near-term earnings before the expected cost savings are realized, if they are realized at all. We may not always accomplish these actions as quickly as anticipated and may not achieve the expected cost savings, which could adversely affect our sales, earnings, financial condition and liquidity.

**We may not be able to maintain, raise prices, or raise prices in a timely manner in response to inflation and increasing costs.**

Competitive and market forces could prohibit or delay future successful price increases for our products in order to offset increased costs of labor, finished goods, raw materials, freight and other product-related costs on a timely basis, which could adversely affect our sales, earnings, financial condition and liquidity.

**We may experience impairment of our long-lived assets, which would decrease our earnings and net worth.**

At January 28, 2024, we had $72.8 million in net long-lived assets, consisting primarily of property, plant and equipment, trademarks, trade names and goodwill. Our goodwill, some trademarks and tradenames have indefinite useful lives and, consequently, are not subject to amortization for financial reporting purposes, but are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Our definite-lived assets consist of property, plant and equipment and certain intangible assets related to our recent acquisitions and are tested for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. The outcome of impairment testing could result in the write-down of all or a portion of the value of these assets. A write-down of our assets would, in turn, reduce our earnings and net worth. See Notes 8 and 10 to our Consolidated Financial Statements for additional information.

**Our sales and operating results could be adversely affected by product safety concerns.**

If our product offerings do not meet applicable safety standards or consumers' expectations regarding safety, we could experience decreased sales, increased costs and/or be exposed to legal and reputational risk. Events that give rise to actual, potential or perceived product safety concerns could expose us to regulatory enforcement action and/or private litigation. While we carry general and umbrella liability insurance for such events, settlements or jury awards could exceed our policy limits. Reputational damage caused by real or perceived product safety concerns or failure to prevail in private litigation against us could adversely affect our business, sales, earnings, financial condition and liquidity.

**A material part of our sales and accounts receivable are concentrated in a few customers. The loss of several large customers through business consolidations or otherwise, the loss of a major customer or significant sales programs with major customers, failures or other reasons, including economic downturn and the adverse economic effects of a future pandemic or similar events, could adversely affect our business.**

One customer accounted for approximately 6% of our consolidated sales in fiscal 2024, and our top five customers accounted for about 22% of our fiscal 2024 consolidated sales. Approximately 16% of our consolidated accounts receivable is concentrated in our top five customers. Should any one of these receivables become uncollectible, it would have an immediate and material adverse impact on our financial condition and liquidity. The loss of any one or more of these customers could adversely affect our sales, earnings, financial condition and liquidity. The loss of several of our major customers through business consolidations, the loss of major product placements, failures or otherwise, could adversely affect our sales, earnings, financial condition and liquidity and the resulting loss in sales may be difficult or impossible to replace. Amounts owed to us by a customer whose business fails, or is failing, may become uncollectible (in whole or in part), and we could lose future sales, any of which could adversely affect our sales, earnings, financial condition and liquidity.

**We may not be able to collect amounts owed to us.**

We grant payment terms to most customers ranging from 30 to 60 days and do not generally require collateral. However, in some instances we provide longer payment terms. We purchase credit insurance on certain customers' receivables and factor certain other customer accounts. Some of our customers have experienced, and may in the future experience, credit-related issues. Were the economic downturn, COVID-19 or a similar pandemic or another major, unexpected event with negative economic effects occur, we may not be able to collect amounts owed to us or such payment may only occur after significant delay. While we perform credit evaluations of our customers, those evaluations may not prevent uncollectible trade accounts receivable. Credit evaluations involve significant management diligence and judgment, especially in the current environment. We may be unable to obtain sufficient credit insurance on certain customers' receivable balances. Should more customers than we anticipate experience liquidity issues, if payment is not received on a timely basis, or if a customer declares bankruptcy or closes stores, we may have difficulty collecting amounts owed to us by these customers, which could adversely affect our sales, earnings, financial condition and liquidity.

**Labor shortages and rising labor costs could disrupt operations at our domestic warehousing and manufacturing facilities.**

At times, especially during the post COVID-19 demand surge, we have experienced difficulties in recruiting skilled labor into our domestic upholstery plants and warehouses and in some skilled or professional positions. Lack of qualified workers and high turnover in a variety of positions caused increased training costs and adversely affected our production schedules and the ability to ship our furniture products. Furthermore, we experienced higher labor costs and persistent inflationary pressure. Should these issues re-occur or increase due to future pandemics or for other reasons, our sales, earnings, financial condition and liquidity could again be adversely affected.

**We may engage in acquisitions and investments in companies, form strategic alliances and pursue new business lines. These activities could disrupt our business, divert management attention from our current business, pose integration concerns or difficulties, dilute our earnings per share, decrease the value of our common stock and decrease our earnings and liquidity.**

Growth by acquisition is highly dependent upon finding attractive targets and there can be no assurance those targets will be found. We may acquire or invest in businesses such as those that offer complementary products or that we believe offer competitive advantages. However, we may fail to identify significant liabilities or risks that could negatively affect us or result in our paying more for the acquired company or assets than they are worth. We may also have difficulty assimilating and integrating the operations and personnel of an acquired business into our current operations. Acquisitions or strategic alliances may disrupt or distract management from our ongoing business. We may pay for future acquisitions using cash, stock, the assumption of debt or a combination of these. Future acquisitions could result in dilution to existing shareholders and to earnings per share and decrease the value of our common stock. We may pursue new business lines in which we have limited or no prior experience or expertise. These pursuits may require substantial investment of capital, personnel and management attention. New business initiatives may fail outright or fail to produce an adequate return, which could adversely affect our earnings, financial condition and liquidity.

**We may lose market share due to furniture retailers by-passing us and sourcing directly from non-U.S. furnishings sources.**

Some large furniture retailers are sourcing directly from non-U.S. furniture factories. Over time, this practice may expand to smaller retailers. As a result, we are continually subject to the risk of losing market share to these non-U.S. furnishings sources, which could adversely affect our sales, earnings, financial condition and liquidity.

**Failure to anticipate or timely respond to changes in fashion and consumer tastes could adversely impact our business.**

Furniture is a styled product and is subject to rapidly changing fashion trends and consumer tastes, as well as to increasingly shorter product life cycles. If we fail to anticipate or promptly respond to these changes, we may lose market share or be faced with the decision of whether to sell excess inventory at reduced prices. This could adversely affect our sales, earnings, financial condition and liquidity.

**Our results of operations for any quarter are not necessarily indicative of our results of operations for a full year.**

Home furnishings sales fluctuate from quarter to quarter due to factors such as changes in economic and competitive conditions, seasonality, weather conditions, availability of raw materials and finished inventory and changes in consumer order patterns. From time to time, we have experienced, and may continue to experience, volatility with respect to availability of and demand for our home furnishing products. Accordingly, our results of operations for any quarter are not necessarily indicative of the results of operations to be expected for a full year or the next quarter.

**The interruption, inadequacy or security failure of our information systems or information technology infrastructure or the internet or inadequate levels of cyber-insurance could adversely impact our business, sales, earnings, financial condition and liquidity.**

Our information systems (software) and information technology (hardware) infrastructure platforms and those of third parties who provide these services to us, including internet service providers and third parties who store data for us on their servers ("the cloud"), facilitate and support every facet of our business, including the sourcing of raw materials and finished goods, planning, manufacturing, warehousing, customer service, shipping, accounting, payroll and human resources. Our systems, and those of third parties who provide services to us, are vulnerable to disruption or damage caused by a variety of factors including, but not limited to: power disruptions or outages; natural disasters or other so-called "Acts of God"; computer system or network failures; viruses or malware; physical or electronic break-ins; the theft of computers, tablets and smart phones utilized by our employees or contractors; unauthorized access, phishing and cyber-attacks. The risk of cyberattacks also includes attempted breaches of contractors, business partners, vendors and other third parties. We have a cybersecurity program designed to protect and preserve the integrity of our information systems. Additionally, we implemented a multi-factor authentication process in order to enhance the security of our remote work environment. We have experienced and expect to continue to experience actual or attempted cyber-attacks of our information systems or networks; however, none of these actual or attempted cyber-attacks had a material impact on our operations or financial condition. Additionally, while we carry cyber insurance, including insurance for social engineering fraud, the amounts of insurance we carry may be inadequate due either to inadequate limits available from the insurance markets or inadequate coverage purchased. Because cyber threat scenarios are inherently difficult to predict and can take many forms, cyber insurance may not cover certain risks. Further, legislative or regulatory action in these areas is evolving, and we may be unable to adapt our information systems or to manage the information systems of third parties to accommodate these changes. If these information systems or technologies are interrupted or fail, or we are unable to adapt our systems or those of third parties as a result of legislative or regulatory actions, our operations and reputation may be adversely affected, we may be subject to legal proceedings, including regulatory investigations and actions, which could diminish investor and customer confidence which could adversely affect our sales, earnings, financial condition and liquidity.

**Unauthorized disclosure of confidential information provided to us by our customers, employees, or third parties could harm our business.**

We rely on the internet and other electronic methods to transmit confidential information and we store confidential information on our networks. If there was a disclosure of confidential information by our employees or contractors, including accidental loss, inadvertent disclosure or unapproved dissemination of information, or if a third party were to gain access to the confidential information we possess, our reputation could be harmed, and we could be subject to civil or criminal liability and regulatory actions. A claim that is brought against us, successful or unsuccessful, that is uninsured or under-insured could harm our business, result in substantial costs, divert management attention and adversely affect our sales, earnings, financial condition and liquidity.

## ITEM 1B.     UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C.     CYBERSECURITY

**Risk Management and Strategy**

The Company's cybersecurity risk management program is integrated into the overall risk management framework, including risk identification, assessment, and mitigation across all business areas. We have collaborated with external consultants and built a cybersecurity program designed to protect and safeguard the integrity of our information systems, which aligns with industry best practices and regulatory requirements. To continually enhance the effectiveness of the practice, we regularly assess the program's measures, contractual obligations, and compliance with industry standards. Additionally, we maintain cyber insurance coverage, including protection against social engineering fraud, to further mitigate potential financial losses from cybersecurity incidents.

We have previously experienced actual or attempted cyber-attacks on our information systems or networks; however, none of these incidents had a material impact on our operations or financial condition. For additional information on the impact of cyber risks, refer to Part I, Item 1A. Risk Factors on page 13.

**Governance**

The board of directors oversees the Company's practice for assessing, identifying and managing material risks from cybersecurity threats. The Audit Committee, consisting of all of the board's independent directors with one member holding the CERT Certificate in Cybersecurity Oversight, reviews and discusses with management and the independent auditor on the Company's significant financial risk exposures for matters related to cybersecurity risk, including the steps management has taken to monitor and manage such exposures.

The Company's Chief Information Officer leads the overall cybersecurity strategy and risk management program. This includes overseeing risk assessments, developing security policies and procedures, and managing the IT security team. Senior executives, including the Company's CEO and CFO, integrate cybersecurity risks into the overall business strategy and financial planning. The IT department executes daily security tasks such as vulnerability scanning, threat detection, and incident response. The Chief Information Officer and IT security team provide regular reports to senior management on the Company's cybersecurity posture, identified vulnerabilities, and ongoing incident management activities. Management provides the Audit Committee with quarterly updates on the Company's cybersecurity practices.

## ITEM 2.    PROPERTIES

Set forth below is information with respect to our principal properties on April 12, 2024. We believe all of these properties are well-maintained and in good condition. During fiscal 2024, we estimate our upholstery plants operated at approximately 60% of capacity on a one-shift basis. All our production facilities are equipped with automatic sprinkler systems. All facilities maintain modern fire and spark detection systems, which we believe are adequate. We have leased certain warehouse facilities for our distribution and import operations, typically on a short or medium-term basis. We expect that we will be able to renew or extend these leases or find alternative facilities to meet our warehousing and distribution needs at a reasonable cost. All facilities set forth below are active and operational, representing in the aggregate approximately 3.3 million square feet of owned space, leased space or properties utilized under third-party operating agreements.

| Location | Segment Use | Primary Use | Approximate Size in Square Feet | Owned or Leased |
|---|---|---|---|---|
| Martinsville, VA | All segments | Corporate Headquarters, Distribution, Manufacturing and Warehousing | 1,489,766 | Owned / Leased |
| High Point, N.C. | All segments | Office and Showrooms | 238,359 | Leased |
| Atlanta, GA | All segments | Showrooms and warehousing | 72,813 | Leased |
| Midway, GA | HM, DU | Warehouse | 590,240 | Leased |
| Bedford, VA | DU | Manufacturing and Offices | 327,000 | Owned |
| Hickory, N.C. | DU | Manufacturing and Offices | 166,000 | Owned |
| Mt. Airy, N.C. | DU | Manufacturing and warehousing | 104,150 | Leased |
| Valdese, N.C. | DU | Manufacturing and warehousing | 102,905 | Leased |
| Cherryville, N.C. | DU | Manufacturing Supply Plant | 53,000 | Owned |
| Vista, CA | DU | Manufacturing and Offices | 43,813 | Leased |
| Las Vegas, NV | HB, DU, AO | Showrooms | 14,428 | Leased |
| Ho Chi Minh City, VN | HB, HM | Office, Warehouse and Distribution | 106,157 | Leased |
| Dongguan, China | HB, HM | Office | 957 | Leased |

HB=Hooker Branded, HM=Home Meridian, DU=Domestic Upholstery, AO=All Other

## ITEM 3.    LEGAL PROCEEDINGS

None.

## ITEM 4.    MINE SAFETY DISCLOSURES

None.

## INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Hooker Furnishings' executive officers and their ages as of April 12, 2024 and the calendar year each joined the Company are as follows:

| Name | Age | Position | Year Joined Company |
|------|-----|----------|---------------------|
| Jeremy R. Hoff | 50 | Chief Executive Officer and Director | 2017 |
| Paul A. Huckfeldt | 66 | Chief Financial Officer and Senior Vice President - Finance and Accounting | 2004 |
| Anne J. Smith | 62 | Chief Administration Officer and President - Domestic Upholstery | 2008 |
| Tod R. Phelps | 55 | Senior Vice President - Operations and Chief Information Officer | 2017 |

**Jeremy R. Hoff** has been Chief Executive Officer and Director since February 2021. Mr. Hoff served as President of Hooker Legacy Brands from February 2020 to January 2021, President of the Hooker Branded segment from April 2018 to January 2020. Mr. Hoff joined the Company in August of 2017 as President of Hooker Upholstery. Prior to that, Mr. Hoff served as President of Theodore Alexander USA from December 2015 to August 2017.

**Paul A. Huckfeldt** has been Senior Vice President - Finance and Accounting since September 2013 and Chief Financial Officer since January 2011. Mr. Huckfeldt served as Vice President – Finance and Accounting from December 2010 to September 2013, Corporate Controller and Chief Accounting Officer from January 2010 to January 2011, Manager of Operations Accounting from March 2006 to December 2009 and led the Company's Sarbanes-Oxley implementation and subsequent compliance efforts from April 2004 to March 2006.

**Anne J. Smith** has been Chief Administration Officer and President – Domestic Upholstery since February 2021. Ms. Smith served as Chief Administration Officer from July 2018 to January 2021, Senior Vice President – Administration from January 2014 to June 2018, Vice President- HR and Administration from January 2011 to January 2014 and Vice President-Human Resources from November 2008 to January 2011. Ms. Smith joined the Company in January of 2008 as Director of Human Resources.

**Tod R. Phelps** has been Chief Information Officer and Senior Vice President – Operations since February 2021. Mr. Phelps joined the Company in April 2017 as Chief Information Officer. From March 2014 to April 2017, he served as Chief Technology Officer of Heritage Home Group, LLC.

21

**ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our stock is traded on the NASDAQ Global Select Market under the symbol "HOFT". As of January 28, 2024, we had approximately 7,500 beneficial shareholders. As we have done in the past, we currently expect that future regular quarterly dividends will be declared and paid in the months of March, June, September and December. Although we presently intend to continue to declare regular cash dividends on a quarterly basis for the foreseeable future, the determination as to the payment and the amount of any future dividends will be made by the Board of Directors on a quarterly basis and will depend on our then-current financial condition, capital requirements, results of operations and any other factors then deemed relevant by the Board of Directors.

**Performance Graph (1)**

The following graph compares cumulative total shareholder return for the Company with a broad performance indicator, the Russell 2000® Index (2), and a published industry index, the Household Furniture Index (3), for the period from February 3, 2019 to January 28, 2024.



(1)   The graph shows the cumulative total return on $100 invested at the beginning of the measurement period in our common stock or the specified index, including reinvestment of dividends.

(2)   The Russell 2000® Index, prepared by Frank Russell Company, measures the performance of the 2,000 smallest companies out of the 3,000 largest U.S. companies based on total market capitalization and includes the Company.

(3)   Household Furniture Index as prepared by Zacks Investment Research, Inc. consists of companies under Standard Industrial Classification (SIC) Codes 2510 and 2511, which includes home furnishings companies that are publicly traded in the United States or Canada. At January 28, 2024, Zacks Investment Research, Inc. reported that these two SIC Codes consisted of Bassett Furniture Industries, Inc., Compass Diversified Holdings, Dorel Industries, Ethan Allen Interiors, Inc., Flexsteel Industries, Inc., Hooker Furnishings Corporation, Horrison Resources Inc., IDP Holdings (USA) Corp., La-Z-Boy, Inc., Leggett & Platt, Inc., Luvu Brands, Inc., MasterBrand, Inc., Natuzzi Spa, Nova Lifestyle, Inc., Purple Innovation Inc., The Rowe Companies, Sleep Number Corp. and Tempur Sealy International, Inc.

## ITEM 6.        SELECTED FINANCIAL DATA

SEC disclosure rules no longer require the presentation of selected financial data; however, based on shareholder and internal feedback we continue to provide this information. The following selected financial data for each of our last five fiscal years has been derived from our audited, consolidated financial statements. The selected financial data should be read in conjunction with the consolidated financial statements, including the related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report. Additionally, we face a number of significant risks and uncertainties, as more fully discussed in Item 1A, "Risk Factors", above. If any or a combination of these risks and uncertainties were to occur, the information below may not be fully indicative of our future financial condition or results of operations.

| | Fiscal Year Ended (1) | | | | |
| | January 28, 2024 | January 29, 2023 | January 30, 2022 | January 31, 2021 | February 2, 2020 |
|---|---|---|---|---|---|
| | (In thousands, except per share data) | | | | |
| **Statement of Operations Data:** | | | | | |
| Net sales | $ 433,226 | $ 583,102 | $ 593,612 | $ 540,081 | $ 610,824 |
| Cost of sales | 322,705 | 461,056 | 488,508 | 426,810 | 494,365 |
| Inventory valuation expense | 1,829 | 28,752 (2) | 3,402 | 523 | 2,501 |
| Gross profit | 108,692 | 93,294 | 101,702 | 112,748 | 113,958 |
| Selling and administrative expenses | 92,678 | 95,815 | 84,475 | 80,410 | 88,867 |
| Goodwill impairment (3) | - | - | - | 39,568 | - |
| Trade names impairment (3) | - | 13 | - | 4,750 | - |
| Intangible asset amortization (3) | 3,656 | 3,512 | 2,384 | 2,384 | 2,384 |
| Operating income/(loss) | 12,358 | (6,046) | 14,843 | (14,364) | 22,707 |
| Other income, net | 1,653 | 416 | 373 | 336 | 458 |
| Interest Expense, net | 1,573 | 519 | 110 | 540 | 1,238 |
| Income/(loss) before income taxes | 12,438 | (6,149) | 15,106 | (14,568) | 21,927 |
| Income tax expense/(benefit) | 2,573 | (1,837) | 3,388 | (4,142) | 4,844 |
| Net income/(loss) | 9,865 | (4,312) | 11,718 | (10,426) | 17,083 |
| | | | | | |
| **Per Share Data:** | | | | | |
| Basic earnings/(loss) per share | $ 0.91 | $ (0.37) | $ 0.99 | $ (0.88) | $ 1.44 |
| Diluted earnings/(loss) per share | 0.91 | (0.37) | 0.97 | (0.88) | 1.44 |
| Cash dividends per share | 0.89 | 0.82 | 0.74 | 0.66 | 0.61 |
| Net book value per share (4) | 21.54 | 21.33 | 22.01 | 21.76 | 23.25 |
| Weighted average number of shares outstanding (basic) | 10,838 | 11,593 | 11,852 | 11,822 | 11,784 |
| | | | | | |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 43,159 | $ 19,002 | $ 69,366 | $ 65,841 | $ 36,031 |
| Trade accounts receivable | 51,280 | 62,129 | 73,727 | 83,290 | 87,653 |
| Inventories | 61,815 | 96,675 | 75,023 | 70,159 | 92,813 |
| Working capital | 123,389 | 137,265 | 170,777 | 169,612 | 171,838 |
| Total assets | 343,586 | 381,716 | 374,559 | 352,273 | 393,708 |
| Long-term debt (including current maturities) (5) | 22,874 | 24,266 | - | - | 30,138 |
| Shareholders' equity | 225,975 | 236,021 | 261,128 | 257,503 | 274,121 |

(1) Our fiscal years end on the Sunday closest to January 31, with fiscal 2024 ending on January 28, 2024. The fiscal years presented above all had 52 weeks.

(2) Represents the inventory write downs of ACH and other excess inventories related to the exit of ACH and repositioning of the PRI business in fiscal 2023. See Note 3 to our Consolidated Financial Statements for additional information.

(3) Represents impairment charges and amortization expense on acquisition-related intangibles. See Note 10 to our Consolidated Financial Statements for additional information on our intangible assets.

(4) Net book value per share is derived by dividing "shareholders' equity" by the number of common shares issued and outstanding, excluding unvested restricted shares, all determined as of the end of each fiscal period.

(5) Long-term debt (including current maturities): Fiscal 2024 and 2023 amounts consist of acquisition related term loans to fund the Sunset Acquisition. Fiscal 2020 amounts consisted of term loans incurred to fund a portion of the Home Meridian and Shenandoah acquisitions, which were paid off in January 2021.

**ITEM 7.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

As you read Management's Discussion and Analysis, please refer to the selected financial data and the consolidated financial statements, including the related notes, contained elsewhere in this annual report. We especially encourage you to familiarize yourself with:

- All of our recent public filings made with the SEC which are available, without charge, at www.sec.gov and at http://investors.hookerfurnishings.com;

- The forward-looking statements disclaimer contained prior to Item 1 of this report, which describe the significant risks and uncertainties that could cause actual results to differ materially from those forward-looking statements made in this report, including those contained in this section of our annual report on Form 10-K;

- The company-specific risks found in Item 1A. "Risk Factors" of this report. This section contains critical information regarding significant risks and uncertainties that we face. If any of these risks materialize, our business, financial condition and future prospects could be adversely impacted; and

- Our commitments and contractual obligations and off-balance sheet arrangements described on page 32 and in Note 19 to our Consolidated Financial Statements on page F-34 of this report. This note describes commitments, contractual obligations and off-balance sheet arrangements, some of which are not reflected in our consolidated financial statements.

In Management's Discussion and Analysis, we analyze and explain the annual changes in some specific line items in the consolidated financial statements for fiscal 2024 compared to fiscal 2023. We also provide information regarding the performance of each of our operating segments and All Other. The analysis and discussions of fiscal 2023 compared to fiscal 2022 results are in our 2023 Form-10K available through Hooker Furnishings and SEC websites.

Unless otherwise indicated, references to the "Company," "we," "our" or "us" refer to Hooker Furnishings Corporation and its consolidated subsidiaries, unless specifically referring to segment information. All references to the "Hooker," "Hooker Division," "Hooker Legacy Brands" or "traditional Hooker" divisions or companies refer to the current components of our Hooker Branded segment, the Domestic Upholstery segment including Bradington-Young, HF Custom, Shenandoah Furniture and Sunset West, and All Other which includes H Contract, Lifestyle Brands and BOBO Intriguing Objects.

Furnishings sales account for all of our net sales. For financial reporting purposes, we are organized into three reportable segments-Hooker Branded, Home Meridian and Domestic Upholstery, with our other businesses included in All Other. We regularly monitor our reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. Before the fiscal 2024 third quarter, H Contract's results included sales of products sourced from the Hooker Branded and Domestic Upholstery segments. Due to a change in the way management internally evaluates operating performance, beginning with fiscal 2024 third quarter, Hooker Branded and Domestic Upholstery segments' results now include sales of products formerly included in H Contract's results. Fiscal 2024 and fiscal 2023 results discussed below have been recast to reflect this change. The Home Meridian segment is unchanged. Additionally, based on our analysis and the requirements of ASC 280: Segment Reporting, the operational results of the newly acquired BOBO Intriguing Objects division are included in All Other starting in the second quarter of fiscal 2024 on a prospective basis. See Note 18 to our consolidated financial statements for additional financial information regarding our segments.

**Overview**

**Executive Summary- Fiscal 2024 Results of Operations**

Fiscal 2024 consolidated net sales were $433.2 million, a decrease of $149.9 million or 25.7%, compared to the previous fiscal year. This decline was attributed to industry-wide soft demand and the exit of unprofitable product lines in the Home Meridian segment, the latter of which resulted in an approximate $21 million reduction in revenue. All three segments experienced sales declines with Home Meridian's net sales down by $72.8 million or 33.7%, Hooker Branded's net sales down by $49.3 million or 24.0%, and Domestic Upholstery's net sales down by $29.9 million or 19.1%, all compared to each respective segment's prior fiscal year sales. Despite the sales decrease, consolidated gross profit increased by $15.4 million and gross margin improved by 910 bps, compared to the prior fiscal year, due primarily to the one-time $24.4 million inventory write-down in fiscal 2023 at Home Meridian, as well as increased gross margin at Hooker Branded in fiscal 2024. The Company recorded a consolidated operating income of $12.4 million compared to an operating loss of $6.0 million in the prior fiscal year. Consolidated net income was $9.9 million, or $0.91 per diluted share, compared to a net loss of $4.3 million or ($0.37) per diluted share in the prior fiscal year.

Our fiscal 2024 performance is discussed in greater detail below under "Review" and "Results of Operations".

**Review**

Fiscal 2024 marked the third full fiscal year since the initial COVID crisis and was a pivotal year for us. Since 2020, we have navigated through some of the most challenging years of our 100-year history: the economic downturn of the pandemic, a demand surge for home furnishings, supply chain disruptions, inventory unavailability, historical high ocean freight costs, significant, persistent inflation and higher interest rates, a slow housing market, and a temporary shift in consumer discretionary spending away from home furnishings. Against the backdrop of these historical disruptions and anemic industry demand, we were able to leverage the strength of our balance sheet and make necessary strategic investments in our business in fiscal 2024 while improving profitability, strengthening our balance sheet and continuing our over 50-year history of dividend payments, including our eighth consecutive annual dividend increase. On top of that, we completed a $25 million share re-purchase program during fiscal 2024. Among other investments in fiscal 2024 were: (1) a new cloud-based Enterprise Resource Planning system, which went live in our Legacy Hooker divisions in early September 2023, (2) expanding our showroom footprints by investing in the much larger and better-located showroom in High Point and new showrooms in Atlanta and Las Vegas, (3) acquiring BOBO Intriguing Objects, an accessories and home décor resource (4) adding east coast distribution to the Sunset West outdoor product line, including leveraging our existing facilities at both HF Custom and our Savannah distribution facility by adding assembly operations at each to support east coast distribution. In addition to these investments, we made substantial progress at Home Meridian by liquidating the inventory from its exited low-margin e-commerce division and setting it on an expected path of sustainable profitability. We believe these investments and improvements will act as a springboard to much improved profitability once demand improves. We were pleased to report a consolidated profit for fiscal 2024 despite a challenging and difficult environment for home furnishings.

*The Hooker Branded segment's* net sales decreased by $49.3 million or 24.0% compared to the prior fiscal year due to soft demand for home furnishings. This decrease was further amplified by the strong sales in the prior year, driven by a surge in demand after the COVID crisis and fulfillment of historically high order backlog carried over from fiscal 2022. Hooker Branded's fiscal 2024 net sales were at 97% of the pre-pandemic level in fiscal 2020. The sales decline resulted in a decrease of $3.2 million in gross profit; however, gross margin increased by 720 bps due to the combination of reduced ocean freight costs and the lingering effect of price increases implemented in the prior year. We implemented price decreases and promotions on orders effective from August 2023 onward to align with lower ocean freight costs and the current discounting levels within the home furnishings market. Warehousing and distribution costs decreased due to lower demurrage expenses and lower labor costs attributed to decreased inventory volume resulting from adjusted inventory planning, as inventory levels decreased by $20.7 million compared to the previous year-end. The easing of port and warehouse congestion was the primary reason for lower demurrage expenses. Sales and administrative expenses increased due to investments in new showrooms and High Point Market, higher salary expenses due to increased headcount and wage inflation, as well as increased professional service expenses supporting other growth initiatives. Despite decreased sales, this segment delivered a solid operating income of $16.8 million and operating margin of 10.8%, compared to $22 million and 10.7% in the prior year. Incoming orders remained flat compared to the prior year and the backlog was 25% lower than the previous year-end but remained 40% higher than the fiscal 2020 year-end.

*The Home Meridian segment's* net sales decreased by $72.8 million, or 33.7% compared to the prior fiscal year due to sales declines across our major customers including traditional furniture chains, mass merchants and e-commerce. Additionally, closeout sales of exited product lines accounted for 26% of total sales decrease. On a more positive note, SLH achieved robust sales growth with a 38% increase, attributed to the ongoing recovery in the hospitality industry. Despite reduced revenue, we were encouraged by the progress made from the business restructuring and re-organization decisions made in the segment in the prior year such as: (1) returns and allowances decreased by 150 bps compared to the prior year, reaching the lowest level in five years; (2) gross margin reached a five-year high, due to the absence of inventory write-downs as well as improved profitability in four existing divisions, as all four existing divisions exceeded their pre-pandemic gross margins from fiscal 2020; (3) with inventory levels decreased by over 60% in this segment, reduced footprints in the Georgia warehouse and the exit of California and North Carolina warehouses yielded a $3.7 million savings in fiscal 2024; and (4) personnel changes and other cost cutting initiatives contributed to a $3.5 million savings in operating expenses in fiscal 2024. However, these positive developments were not sufficient to offset substantial sales volume loss. While the segment still reported an operating loss of $5.5 million (3.9%), this represented the lowest loss since fiscal 2020. Incoming orders increased by $74.4 million, more than doubling compared to the prior year, due primarily to our efforts to broaden product offerings and to a lesser extent the absence of order cancellations from exited businesses in the current year. The year-end backlog was 16% lower than the previous year-end but increased by 30% compared to fiscal 2024 third quarter end.

25

*The Domestic Upholstery segment's* net sales decreased by $29.9 million, or 19.1% compared to the all-time record sales this segment achieved in the prior fiscal year due to fulfillment of historical high order backlog. Net sales at Bradington Young, HF Custom and Shenandoah exceeded the pre-pandemic levels in fiscal 2020. Early in the year, we adjusted production levels at select factories to align with current demand and backlog levels. Sales decreases led to factories operating below full capacity, which resulted in under-absorbed indirect costs, which were 360 bps higher than the prior year. Material costs decreased by 270 bps due to more stable raw materials costs and reduced freight-in costs. Sunset West's operating income increased over 30% mostly due to decreased material costs, reduced operating expenses, and the absence of disruptions experienced during the prior year due to the implementation of the new ERP system. Bradington Young also recorded increased operating income and margin compared to the prior year. Profitability declined at HF Custom and Shenandoah driven by double-digit sales decreases. Incoming orders increased across all four divisions in fiscal 2024. The year-end order backlog was 36% lower than the prior year-end. Excluding Sunset West, year-end order backlog was 7% higher than the fiscal 2020 year-end.

*Financial strength:* We continued to improve our balance sheet, with cash increasing by $24.2 million to $43.2 million at year end. Additionally, we adjusted inventory levels to better align with our current business structure and demand, resulting in a reduction of $34.9 million or 36% compared to the previous year-end. During fiscal 2024, we used $55.5 million generated from operating activities to fund $11.7 million repurchase of 620,634 shares, $9.7 million cash dividends to our shareholders, $6.8 million capital expenditures including investments in our new High Point, Atlanta and Vegas showrooms, $5.1 million for continued implementation of our new ERP system, $2.8 million principal and interests payments on term loans, and $2.4 million for the BOBO acquisition. In addition to our cash balance, we had $28.3 million available under our $35 million revolving credit facility with BofA (the "Existing Revolver") to fund working capital needs and have access to $28.5 million in cash surrender value of Company-owned life insurance policies. With strategic inventory management, reasonable capital expenditures, and prudent expense management, we believe we have the financial resources to support our business operations for the foreseeable future.

*Commitment to shareholders:* Our $25 million share repurchase program was completed during fiscal 2024. We purchased and retired approximately 1.4 million shares of our common stock since the share repurchase program began in the second quarter of fiscal 2023. In the third quarter of fiscal 2024, the Board of Directors approved the increase of the quarterly dividend to $0.23 per share, an increase of 4.5% over the previous quarterly dividend, representing the eighth consecutive annual dividend increase. In fiscal 2024, dividends totaled $0.89 per share or $9.7 million in the aggregate, an increase of 8.5% or $0.07 per share compared to the prior year. Notably, we have continuously paid annual dividends since 1969.

**Results of Operations**

The following table sets forth the percentage relationship to net sales of certain items for the annual periods included in the consolidated statements of operations:

|  | Fifty-two weeks ended | |
|---|---|---|
|  | **January 28, 2024** | January 29, 2023 |
| Net sales | **100.0%** | 100.0% |
| Cost of sales | **74.5** | 79.1 |
| Inventory valuation expense | **0.4** | 4.9 |
| Gross profit | **25.1** | 16.0 |
| Selling and administrative expenses | **21.4** | 16.4 |
| Intangible asset amortization | **0.8** | 0.6 |
| Operating income / (loss) | **2.9** | (1.0) |
| Other income, net | **0.4** | 0.1 |
| Interest expense, net | **0.4** | 0.1 |
| Income / (Loss) before income taxes | **2.9** | (1.0) |
| Income tax expense / (benefit) | **0.6** | (0.3) |
| Net income / (loss) | **2.3** | (0.7) |

**Fiscal 2024 Compared to Fiscal 2023**

**Net Sales**

| | | | | Fifty-two weeks ended | | | | |
|---|---|---|---|---|---|---|---|---|
| | **January 28, 2024** | | | January 29, 2023 | | | $ Change | % Change |
| | | **% Net Sales** | | | % Net Sales | | | |
| Hooker Branded | $ 156,590 | **36.2%** | $ | 205,935 | 35.3% | $ | (49,345) | -24.0% |
| Home Meridian | 143,538 | **33.1%** | | 216,338 | 37.1% | | (72,800) | -33.7% |
| Domestic Upholstery | 126,827 | **29.3%** | | 156,717 | 26.9% | | (29,890) | -19.1% |
| All Other | 6,271 | **1.4%** | | 4,112 | 0.7% | | 2,159 | 52.5% |
| Consolidated | $ 433,226 | **100%** | $ | 583,102 | 100% | $ | (149,876) | -25.7% |

**Unit Volume and Average Selling Price ("ASP")**

| Unit Volume | **FY24 % Increase / (Decrease) vs. FY23** | Average Selling Price | **FY24 % Increase / (Decrease) vs. FY23** |
|---|---|---|---|
| Hooker Branded | **-21.6%** | Hooker Branded | **-0.1%** |
| Home Meridian | **-23.0%** | Home Meridian | **-13.2%** |
| Domestic Upholstery | **-24.2%** | Domestic Upholstery | **7.7%** |
| All Other | **0.2%** | All Other | **-6.9%** |
| Consolidated | **-22.7%** | Consolidated | **-2.6%** |

Consolidated net sales decreased compared to prior year due to sales decreases in all segments.

- Hooker Branded segment's net sales decreased by 24.0% compared to the prior fiscal year, primarily due to decreased unit volume resulting from soft demand for home furnishings. Net sales in the prior year represented the second highest in history, driven by the demand surge and the fulfillment of a historically high order backlog. ASP remained essentially unchanged. In the prior year, we implemented price increases to mitigate higher freight and product costs. We refrained from further increasing prices in the current year and implemented price decreases and promotions on orders effective from August onward to correspond with reduced ocean freight costs and industry-wide discounting trends.

- Home Meridian segment's net sales decreased by 33.7% compared to the prior fiscal year, attributed to both decreased unit volume and ASP. The current soft demand for home furnishings led to reduced sales across all channels, including traditional furniture chains, mass merchants, and e-commerce. Additionally, the exit of unprofitable businesses accounted for approximately 26% of the sales decrease within the segment. ASP decreased primarily due to the liquidation sales of previously written down ACH inventories, which accounted for approximately 23% of total units sold, as well as the sales of obsolete inventories at PRI and SLF. On a more positive note, SLH net sales increased by 38% due to the ongoing rebound in the hospitality business.

- Domestic Upholstery's net sales decreased by 19.1% compared to the prior year, during which net sales had achieved an all-time high. All four divisions experienced sales decreases driven by reduced unit volume, while benefitting from increased ASP due to price increases implemented in the prior year to mitigate increased raw material costs. However, the favorable price variances were not sufficient to offset the sales volume loss.

27

**Gross Profit/(Loss) and Margin**

| | Fifty-two weeks ended | | | | | |
| | January 28, 2024 | | January 29, 2023 | | $ Change | % Change |
| | | % Segment Net Sales | | % Segment Net Sales | | |
|---|---|---|---|---|---|---|
| Hooker Branded | $ 57,671 | 36.8% | $ 60,871 | 29.6% | $ (3,200) | -5.3% |
| Home Meridian | 24,367 | 17.0% | (2,620) | -1.2% | 26,987 | 1030.0% |
| Domestic Upholstery | 24,048 | 19.0% | 32,633 | 20.8% | (8,585) | -26.3% |
| All Other | 2,606 | 41.5% | 2,410 | 58.6% | 196 | 8.1% |
| Consolidated | $ 108,692 | 25.1% | $ 93,294 | 16.0% | $ 15,398 | 16.5% |

Despite sales decreases across segments, consolidated gross profit and margin both increased as compared to the prior year, primarily attributable to the absence of the inventory write-down at the Home Meridian segment in the current period.

- The Hooker Branded segment's gross profit decreased in fiscal 2024 due to a decline in net sales, while gross margin significantly increased due to lower product costs driven by reduced ocean freight expenses. Additionally, warehousing costs also decreased, primarily due to lower demurrage and drayage expenses resulting from eased supply chain constraints and adjusted inventory planning based on current demand forecast, as well as lower labor costs due to reduced shipping activities attributable to lower sales and inventory receipts.

- The Home Meridian segment's gross profit was $24.4 million, compared to a gross loss of $2.6 million in the prior year. This significant improvement was primarily due to the absence of the $24 million write-down of ACH inventories and other excess inventories. Additionally, warehousing costs decreased because of reduced footprint in the Georgia warehouse, as well as the exit of the North Carolina and California warehouses. Furthermore, SLH contributed a $2 million increase in gross profit through its strong sales. The sales of previously written-down or written-off inventory had an immaterial impact on gross profit in fiscal year 2024.

- Domestic Upholstery segment experienced a decrease in both gross profit and margin in fiscal 2024, driven by a combination of decreased net sales and under-absorbed overhead. The indirect costs were 360 bps above the prior year, primarily due to increased medical claims and workers' compensation expenses. On a more positive note, all four divisions benefited from more stable raw material costs, leading to a 270 bps decrease in direct material costs. Direct labor costs decreased as a result of reduced production during the year to align with current demand and backlog levels.

**Selling and Administrative Expenses ("S&A")**

| | Fifty-two weeks ended | | | | | |
| | January 28, 2024 | | January 29, 2023 | | $ Change | % Change |
| | | % Segment Net Sales | | % Segment Net Sales | | |
|---|---|---|---|---|---|---|
| Hooker Branded | $ 40,829 | 26.1% | $ 38,840 | 18.9% | $ 1,989 | 5.1% |
| Home Meridian | 28,575 | 19.9% | 33,215 | 15.4% | (4,640) | -14.0% |
| Domestic Upholstery | 20,582 | 16.2% | 21,584 | 13.8% | (1,002) | -4.6% |
| All Other | 2,692 | 42.9% | 2,176 | 52.9% | 516 | 23.7% |
| Consolidated | $ 92,678 | 21.4% | $ 95,815 | 16.4% | $ (3,137) | -3.3% |

Consolidated selling and administrative expenses decreased in absolute terms due to reduced costs at Home Meridian and Domestic Upholstery segments, though partially offset by increased expenses in the Hooker Branded segment. Consolidated S&A expenses increased as a percentage of net sales due to a decrease in net sales.

- ■ Hooker Branded segment's S&A expenses increased both in absolute terms and as a percentage of net sales. This segment assumes the majority of expenses associated with the Company's growth and strategic initiatives including investment in the larger and better-located High Point showroom and new showrooms in Atlanta and Las Vegas, implementation of the new ERP system, as well as other professional services expenses. S&A expenses also increased due to increased compensation expenses as a result of increased headcount and wage inflation. Due to decreased sales because of current anemic demand, this spending appears disproportionate than it would in a normal demand environment. These increases were partially offset by decreased commissions due to lower sales, decreased bad debt reserves on lower AR balances, and lower executive officers' bonus as budgeted profit goals were unmet.

- ■ Home Meridian segment's S&A expenses decreased in absolute terms due to various factors, including decreased compensation expenses resulting from organizational restructuring and personnel changes within the segment, decreased commissions due to lower sales, cost savings achieved through business repositioning, such as lower insurance costs associated with decreased inventory levels, lower depreciation expenses resulting from a reduced footprint and less equipment at warehouses, and other cost-cutting initiatives. S&A expenses increased as a percentage of net sales due to lower net sales.

- ■ Domestic Upholstery segment's S&A expenses decreased in absolute terms due to decreased commissions due to lower sales, decreased wage expenses resulting from personnel changes, and decreased bonus expenses due to missed profit targets. These decreases were partially offset by higher spending on advertising supplies, samples and product development for the new M brand. S&A expenses increased as a percentage of net sales due to lower net sales.

### Intangible Asset Amortization

| | Fifty-two weeks ended | | | | | |
|---|---|---|---|---|---|---|
| | January 28, 2024 | | January 29, 2023 | | $ Change | % Change |
| | | % Net Sales | | % Net Sales | | |
| Intangible asset amortization | $ 3,656 | 0.8% | $ 3,512 | 0.6% | $ 144 | 4.1% |

Intangible asset amortization expense was higher in fiscal 2024 due to the reassessment and amortization of Sam Moore trade name. See Note 10 Intangible Assets and Goodwill to our Consolidated Financial Statements for additional information about our amortizable intangible assets.

### Operating Profit / (Loss) and Margin

| | Fifty-two weeks ended | | | | | |
|---|---|---|---|---|---|---|
| | January 28, 2024 | | January 29, 2023 | | $ Change | % Change |
| | | %Segment Net Sales | | %Segment Net Sales | | |
| Hooker Branded | $ 16,844 | 10.8% | $ 22,030 | 10.7% | $ (5,186) | -23.5% |
| Home Meridian | (5,530) | -3.9% | (37,181) | -17.2% | 31,651 | 85.1% |
| Domestic Upholstery | 1,131 | 0.9% | 8,871 | 5.7% | (7,740) | -87.3% |
| All Other | (87) | -1.4% | 234 | 5.7% | (321) | -137.2% |
| Consolidated | $ 12,358 | 2.9% | $ (6,046) | -1.0% | $ 18,404 | 304.4% |

Consolidated operating profitability increased both in absolute terms and as a percentage of net sales in fiscal 2024 compared to the prior-year period due to the factors discussed above.

## Interest Expense, net

|  | Fifty-two Weeks Ended | | | | | |
|---|---|---|---|---|---|---|
|  | January 28, 2024 | % Net Sales | January 29, 2023 | % Net Sales | $ Change | % Change |
| Interest expense, net | $ 1,573 | 0.4% | $ 519 | 0.1% | $ 1,054 | 203.1% |

Consolidated interest expense increased in fiscal 2024 due to interest incurred for the entire year on the term loans, which we entered in July of 2022 as well as higher interest rates.

## Income Taxes

|  | Fifty-two weeks ended | | | | | |
|---|---|---|---|---|---|---|
|  | January 28, 2024 | % Net Sales | January 29, 2023 | % Net Sales | $ Change | % Change |
| Consolidated income tax expense / (benefit) | $ 2,573 | 0.6% | $ (1,837) | -0.3% | $ 4,410 | 240.1% |
| Effective Tax Rate | 20.7 % | | 29.9% | | | |

We recorded income tax expense of $2.6 million for fiscal 2024, compared to income tax benefit of $1.8 million for fiscal 2023. The effective tax rates for fiscal 2024 and fiscal 2023 were 20.7% and 29.9%, respectively. The effective tax rate was higher in fiscal 2023 due to the impact of state tax benefits and the cash surrender value of company-owned life insurance which were added to the favorable tax impact of the pretax loss, versus a subtraction from tax expense in the case of a pretax profit in the current year. See Note 17 Income Taxes to our Consolidated Financial Statements for additional information about our income taxes.

## Net Income / (Loss) and Earnings (Loss) Per Share

|  | Fifty-two weeks ended | | | | | |
|---|---|---|---|---|---|---|
|  | January 28, 2024 | % Net Sales | January 29, 2023 | % Net Sales | $ Change | % Change |
| **Net income / (loss)** | | | | | | |
| Consolidated | $ 9,865 | 2.3% | $ (4,312) | -0.7% | $ 14,177 | 328.8% |
| **Diluted earnings / (loss) per share** | $ 0.91 | | $ (0.37) | | | |

**The analysis and discussion of fiscal 2023 compared to fiscal 2022 results are available in Item 7 of our 2023 Annual Report on Form-10K available through Hooker Furnishings and SEC websites.**

**Financial Condition, Liquidity and Capital Resources**

Summary Cash Flow Information – Operating, Investing and Financing Activities

|  | Fifty-Two Weeks Ended | | |
|---|---|---|---|
|  | January 28, 2024 | January 29, 2023 | January 30, 2022 |
| Net cash provided by/(used in) operating activities | $ 55,471 | $ (21,718) | $ 19,209 |
| Net cash used in investing activities | (8,558) | (29,965) | (6,862) |
| Net cash (used in)/provided by financing activities | (22,756) | 1,319 | (8,822) |
| Net increase/(decrease) in cash and cash equivalents | $ 24,157 | $ (50,364) | $ 3,525 |

During fiscal 2024, we used a portion of the $55.5 million cash generated from operations and $1.0 million life insurance proceeds to fund $11.7 million share repurchases, $9.7 million in cash dividends to our shareholders, $6.8 million capital expenditures including investments in our new showrooms, $5.1 million for development of our cloud-based ERP system, $2.4 million on the BOBO acquisition, and $406,000 in life insurance premiums on Company-owned life insurance policies. Company-owned life insurance policies are in place to compensate us for the loss of key employees and to facilitate business continuity.

During fiscal 2023, we used a portion of the $25 million term-loan proceeds and existing cash and cash equivalents on hand to fund the $25 million Sunset Acquisition, pay $13.3 million in purchases and retirement of common stock, build up inventory levels by $19 million, $9.6 million in cash dividends, $5.4 million for the development of our new cloud-based ERP system, $4.2 million capital expenditures to enhance our business systems and facilities, and $492,000 in life insurance premiums on Company-owned life insurance policies.

During fiscal 2022, we used a portion of the $19.2 million generated from operations and $372,000 in life insurance proceeds to pay $8.8 million in cash dividends, $6.7 million in capital expenditures to enhance our systems and facilities and $560,000 for insurance premiums on Company-owned life insurance policies.

Liquidity, Financial Resources and Capital Expenditures

Our sources of liquidity are:

- available cash and cash equivalents, which are highly dependent on incoming order rates and our operating performance;
- expected cash flow from operations;
- available lines of credit; and
- cash surrender value of Company-owned life-insurance.

The most significant components of our working capital are inventory, accounts receivable and cash and cash equivalents reduced by accounts payable and accrued expenses.

Our most significant ongoing short-term cash requirements relate primarily to funding operations (including expenditures for inventory, lease payments and payroll), quarterly dividend payments and capital expenditures related primarily to our ERP project, showroom renovations and upgrading systems, buildings and equipment. The timing of our working capital needs can vary greatly depending on demand for and availability of raw materials and imported finished goods but is generally the greatest in the mid-summer as a result of inventory build-up for the traditional fall selling season. Long-term cash requirements relate primarily to repayment of long-term debt and funding lease payments.

*Loan Agreements and Revolving Credit Facility*

On July 26, 2022, we entered into the Fourth Amendment to the Second Amended and Restated Loan Agreement (the "Amendment") with Bank of America, N.A. ("BofA") to replenish cash used to make the Sunset Acquisition. The Second Amended and Restated Loan Agreement dated as of September 29, 2017, had previously been amended by a First Amendment to Second Amended and Restated Loan Agreement dated as of January 31, 2019, a Second Amendment to Second Amended and Restated Loan Agreement dated as of November 4, 2020, and a Third Amendment to Second Amended and Restated Loan Agreement dated as of January 27, 2021 (as so amended, the "Existing Loan Agreement"). Details of the individual credit facilities provided for in the Amendment are as follows:

- Unsecured Revolving Credit Facility. Under the Amendment, the expiration date of the existing $35 million Unsecured Revolving Credit Facility (the "Existing Revolver") was extended to July 26, 2027. Any amounts outstanding will bear interest at a rate per annum, equal to the then current Bloomberg Short-Term Bank Yield Index ("BSBY") (adjusted periodically) plus 1.00%. The interest rate will be adjusted on a monthly basis. The actual daily amount of undrawn letters of credit is subject to a quarterly fee equal to a per annum rate of 1%. We must also pay a quarterly unused commitment fee that is based on the average daily amount of the facility utilized during the applicable quarter;

- 2022 Secured Term Loan. The Amendment provided us with a $18 million term loan (the "Secured Term Loan"), which was disbursed to us on July 26, 2022. We are required to pay monthly interest only payments at a rate per annum equal to the then current BSBY rate (adjusted periodically) plus 0.90% on the outstanding balance until the principal is paid in full. The interest rate will be adjusted on a monthly basis. On July 26, 2027, the entire outstanding indebtedness is due in full, including all principal and interest. The Secured Term Loan is secured by certain company-owned life insurance policies under a Security Agreement (Assignment of Life Insurance Policy as Collateral) dated July 26, 2022, by and between the Company and BofA; and

- 2022 Unsecured Term Loan. The Amendment provided us with a $7 million unsecured term loan (the "Unsecured Term Loan"), which was disbursed to us on July 26, 2022. We are required to pay monthly principal payments of $116,667 and monthly interest payments at a rate per annum equal to the then current BSBY (adjusted periodically) plus 1.40% on the outstanding balance until paid in full. The interest rate will be adjusted monthly. On July 26, 2027, the entire outstanding indebtedness is due in full, including all principal and interest.

We may prepay any outstanding principal amounts borrowed under either the Secured Term Loan or the Unsecured Term Loan at any time, without penalty provided that any payment is accompanied by all accrued interest owed. As of January 28, 2024, $4.9 million was outstanding under the Unsecured Term Loan, and $18 million was outstanding under the Secured Term Loan.

We incurred $37,500 in debt issuance costs in connection with our term loans. As of January 28, 2024, unamortized loan costs of $26,250 were netted against the carrying value of our term loans on our consolidated balance sheets.

The Amendment also included customary representations and warranties and requires us to comply with customary covenants, including, among other things, the following financial covenants:

- Maintain a ratio of funded debt to EBITDA not exceeding:
    - 2.25:1.0 through July 30, 2024; and
    - 2.00:1.00 thereafter.
- A basic fixed charge coverage ratio of at least 1.25:1.00; and
- Limit capital expenditures to no more than $15.0 million during any fiscal year.

The Existing Loan Agreement also limits our right to incur other indebtedness, make certain investments and create liens upon our assets, subject to certain exceptions, among other restrictions. The Existing Loan Agreement does not restrict our ability to pay cash dividends on, or repurchase, shares of our common stock, subject to our compliance with the financial covenants discussed above, if we are not otherwise in default under the Existing Loan Agreement.

We were in compliance with each of these financial covenants at January 28, 2024 and expect to remain in compliance with existing covenants for the foreseeable future.

*Revolving Credit Facility Availability*

As of January 28, 2024, we had $28.3 million available under our $35 million Existing Revolver to fund working capital needs. Standby letters of credit in the aggregate amount of $6.7 million, used to collateralize certain insurance arrangements and for imported product purchases, were outstanding under the Existing Revolver as of January 28, 2024. There were no additional borrowings outstanding under the Existing Revolver as of January 28, 2024.

*Share Repurchase Authorization*

In fiscal 2023, our Board of Directors authorized the repurchase of up to $20 million of the Company's common shares. The authorization did not obligate us to acquire a specific number of shares during any period and did not have an expiration date, but it could be modified, suspended, or discontinued at any time at the discretion of our Board of Directors. Repurchases could be made from time to time in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, and subject to our cash requirements for other purposes, compliance with the covenants under the loan agreement for our revolving credit facility and other factors we deem relevant. In fiscal 2024 second quarter, our Board of Directors approved an additional $5 million for the repurchase of our common shares, adding to the $20 million authorization it approved in fiscal 2023.

During fiscal 2024, we had used approximately $11.7 million of the authorization to purchase 620,634 of our common shares at an average price of $18.79 per share. The share repurchase program was completed during the fiscal 2024 third quarter.

*Capital Expenditures*

We expect to spend between $3 million to $4 million in capital expenditures in fiscal 2025 to maintain and enhance our operating systems and facilities.

*Enterprise Resource Planning*

During calendar 2021, our Board of Directors approved an upgrade to our current ERP system and implementation efforts began shortly thereafter. The ERP system went live at Sunset West in December 2022 and in the legacy Hooker divisions in early September 2023. We expect it to go live in the Home Meridian segment in fiscal 2026. To complete the ERP system implementation as anticipated, we will be required to expend significant financial and human resources. We anticipate spending approximately $4.0 million in fiscal 2025, with a significant amount of time invested by our associates.

*Material Capital Commitments*

Our material capital commitments primarily consist of term loans and lease payments.

Contractual term-loan and interest payments assuming identical effective interest rates as of the end of fiscal 2024 are expected to be $2.8 million in fiscal 2025, $2.7 million in fiscal 2026, $2.6 million in fiscal 2027, and $19.3 million in fiscal 2028 including the payoff of $18 million Secured Term Loan.

We lease office space, warehousing facilities, showroom space and office equipment under leases expiring over the next five years. Future minimum annual commitments under leases and operating agreements are $9.5 million in fiscal 2025, $9.6 million in fiscal 2026, $9.4 million in fiscal 2027, $7.8 million in fiscal 2028 and $7.3 in fiscal 2029.

Dividends

We declared and paid dividends of $0.89 per share or approximately $9.7 million in fiscal 2024, an increase of 8.5% or $0.07 per share compared to $0.82 per share in fiscal 2023.

On March 4, 2024, our Board of Directors declared a quarterly cash dividend of $0.23 per share, payable on March 29, 2024 to shareholders of record at March 18, 2024.

Our Board of Directors will continue to evaluate the appropriateness of the current dividend rate considering our performance and economic conditions in future quarters.

Recently Issued Accounting Pronouncements

See the Accounting Standards to be Adopted section of Note 1 to our Consolidated Financial Statements for further details of recent accounting pronouncements.

## Outlook

Home furnishings industry demand is exceptionally soft and about two and a half months into the new fiscal year, year-to-date consolidated orders are down in the mid-single digits as compared to the same prior-year period.

Economic indicators are mixed, but somewhat encouraging. Over the last six months, US Consumer confidence has shown no real trend to the upside or downside, despite encouraging signs including the easing of inflation from 2023 highs and likely interest rate cuts later in the year. We are also encouraged by recent strong existing home sales, growth in building permits and in single-family housing starts and completions, an encouraging jobs report, and the stock market's strong performance. We are cautiously optimistic for later this year and beyond and are confident we've made the right strategic investments in sales channels, people, systems, and products and that we are positioned to grow when demand returns.

We are looking forward to the Spring High Point Market that opens this week and expect strong attendance as we offer an exciting assortment of new products across divisions.

We believe the investments and improvements we made in the past year will be a springboard to higher profitability, especially once demand improves. Going forward, we intend to use the strength of our balance sheet and variable cost model to weather current economic volatility until consumer confidence improves and demand returns.

## Critical Accounting Policies and Estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. Critical accounting estimates are those that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition and results of operations. Specific areas requiring the application of management's estimates and judgments include, among others, revenue recognition and inventory valuation. Accordingly, a different financial presentation could result depending on the judgments, estimates or assumptions that are used. However, we do not believe that actual results will deviate materially from our estimates related to our accounting policies described below but because application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties, actual results could differ materially from these estimates. Therefore, we consider an understanding of the variability and judgment required in making these estimates and assumptions to be critical in fully understanding and evaluating our reported financial results.

## Revenue Recognition

We recognize revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration we expect to be entitled to receive in exchange for transferring goods or services to our customers. Our policy is to record revenue when control of the goods transfers to the customer. We have a present right to payment at the time of shipment as customers are invoiced at that time. We believe the customer obtains control of goods at the time of shipment, which is typically when title passes. While the customer may not enjoy immediate physical possession of the products, the customers' right to re-direct shipment indicates control. In the very limited instances when products are sold under consignment arrangements, we do not recognize revenue until control over such products has transferred to the end consumer. Orders are generally non-cancellable once loaded into a shipping trailer or container.

The transaction price for each contract is the stated price of the product, reduced by any stated discounts or allowances at that point in time. We do not engage in sales of products that attach a future material right which could result in a separate performance obligation for the purchase of goods in the future at a material discount. The implicit contract with the customer, as reflected in the order acknowledgement and invoice, states the final terms of the sale, including the description, quantity, and price of each product purchased. The transaction price reflects the amount of estimated consideration to which we expect to be entitled. This amount of variable consideration included in the transaction price, and measurement of net sales, is included in net sales only to the extent that it is probable that there will be no significant reversal in a future period.

Net sales are comprised of gross revenues from sales of home furnishings and hospitality furniture products and are recorded net of allowances for trade promotions, estimated product returns, rebate advertising programs and other discounts. Physical product returns are very rare due to the high probability of damages to our products in return transit. Other revenues, primarily royalties, are immaterial to our overall results. Payment is typically due within 30-60 days of shipment for customers qualifying for payment terms. Collectability is reasonably assured since we extend credit to customers for whom we have performed credit evaluations and/or from whom we have received a down payment or deposit. Due to the highly-customized nature of our hospitality products, we typically require substantial prepayments on these orders, with the balance due within 30 days of delivery.

**Inventory**

Inventories, consisting of finished furniture for sale, raw materials, manufacturing supplies and furniture in process, are stated at the lower of cost, or market value, with cost determined using the last-in, first-out (LIFO) method. Under this method, inventory is valued at cost, which is determined by applying a cumulative index to current year inventory dollars.

We review inventories on hand and record an allowance for slow-moving and obsolete inventory based on historical experience, current sales trends and market conditions, expected sales and other factors. When we identify inventory that is unlikely to be sold or that has a cost basis in excess of its net realizable value, we record a write-down to reduce the carrying amount of inventory to its estimated net realizable value.

Our other significant accounting policies are described in Note 1 – Summary of Significant Accounting Policies to our Consolidated Financial Statements beginning at page F-11 in this report.

**Concentrations of Sourcing Risk**

In fiscal 2024, imported products sourced from Vietnam accounted for 88% of our import purchases and our top five suppliers in Vietnam accounted for 60% of our fiscal 2024 import purchases. A disruption in our supply chain, or from Vietnam in general, could significantly impact our ability to fill customer orders for products manufactured in those countries. Our supply chain could be adversely impacted by the uncertainties of health concerns and governmental restrictions. In some cases, we were able to provide substitutions using inventory on hand, in-transit and from our domestic warehouses, but not enough to entirely mitigate the lost sales. Supply disruptions and delays on selected items could occur for six months or longer before the impact of remedial measures would be reflected in our results. If we are unsuccessful in obtaining those products from other sources or at comparable cost, a disruption in our supply chain from our largest import furniture suppliers, or from Vietnam in general, could adversely affect our sales, earnings, financial condition and liquidity.

## ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various types of market risk in the normal course of our business, including the impact of interest rate changes, raw materials price risk and changes in foreign currency exchange rates, which could impact our results of operations or financial condition. We manage our exposure to this risk through our normal operating activities.

### Interest Rate Risk

Borrowings under the Existing Revolver, the Secured Term Loan and the Unsecured Term loan bear interest based on BSBY plus 1.00%, BSBY plus 0.90% and BSBY plus 1.40%, respectively. As such, these debt instruments expose us to market risk for changes in interest rates. There was no outstanding balance under the Existing Revolver as of January 28, 2024 other than standby letters of credit in the amount of $6.7 million. As of January 28, 2024, $22.9 million was outstanding under our term loans. At current borrowing levels, a 1% increase in the BSBY rate would result in an annual increase in interest expenses on our terms loans of approximately $223,000.

### Raw Materials Price Risk

We are exposed to market risk from changes in the cost of raw materials used in our domestic upholstery manufacturing processes; principally, wood, fabric and foam products. Increases in home construction activity could result in increases in wood and fabric costs. Additionally, the cost of petroleum-based foam products we utilize are sensitive to crude oil prices, which vary due to supply, demand and geo-political factors.

### Currency Risk

For imported products, we generally negotiate firm pricing denominated in U.S. Dollars with our foreign suppliers, typically for periods of at least one year. We accept the exposure to exchange rate movements beyond these negotiated periods. We do not use derivative financial instruments to manage this risk but could choose to do so in the future. Most of our imports are purchased from suppliers located in Vietnam.

Since we transact our imported product purchases in U.S. Dollars, a relative decline in the value of the U.S. Dollar could increase the price we pay for imported products beyond the negotiated periods. We generally expect to reflect substantially all of the effect of any price increases from suppliers in the prices we charge for imported products. However, these changes could adversely impact sales volume or profit margins during affected periods.

## ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements listed in Item 15(a), and which begin on page F-6, of this report are incorporated herein by reference and are filed as a part of this report.

## ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

**Evaluation of Disclosure Controls and Procedures**

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the fiscal quarter ended January 28, 2024. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of January 28, 2024, the end of the period covered by this annual report, to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the Company's management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

**Management's Report on Internal Control over Financial Reporting**

In accordance with Section 404 of the Sarbanes-Oxley Act and SEC rules thereunder, management has conducted an assessment of our internal control over financial reporting as of January 28, 2024, based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's report regarding that assessment is included on page F-2 of this report, with our consolidated financial statements, and is incorporated herein by reference.

**Report of Registered Public Accounting Firm**

Our independent registered public accounting firm, KPMG LLP, audited the consolidated financial statements included in this annual report on Form 10-K and has issued an audit report on the effectiveness of our internal control over financial reporting. KPMG's report is included on page F-3 and F-4 of this report, with our consolidated financial statements, and is incorporated herein by reference.

**Changes in Internal Control over Financial Reporting**

We have integrated Sunset West into our overall internal control structure over financial reporting processes.

As previously disclosed, during the third quarter of fiscal 2024, we implemented a new Enterprise Resource Planning system at the legacy Hooker divisions and for consolidated reporting. This new system resulted in changes to certain of our processes and procedures for internal control over financial reporting. We assessed the control design during implementation and conducted post-implementation monitoring and testing to ensure the effectiveness of internal controls over financial reporting.

There were no other changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

During the fourth quarter of fiscal 2024, no director or officer of the Company adopted, terminated or modified a 'Rule 10b5-1 trading arrangement' or 'non-Rule 10b5-1 trading arrangement,' as each term is defined in Item 408(a) of Regulation S-K.

## ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

**Hooker Furnishings Corporation**
**Part III**

In accordance with General Instruction G (3) of Form 10-K, most of the information called for by Items 10, 11, 12, 13 and 14 of Part III will be incorporated by reference to the Company's definitive Proxy Statement for its Annual Meeting of Shareholders scheduled to be held June 4, 2024 (the "2024 Proxy Statement"), as set forth below.

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information relating to our directors will be set forth under the caption "Proposal One-Election of Directors" in the 2024 Proxy Statement and is incorporated herein by reference.

Information relating to our executive officers is included in Part I of this report under the caption "Information about our Executive Officers" and is incorporated herein by reference.

Information relating to compliance with Section 16(a) of the Exchange Act will be set forth under the caption "Delinquent Section 16(a) Reports" in the 2024 Proxy Statement and is incorporated herein by reference.

Information relating to the code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions will be set forth under the caption "Code of Business Conduct and Ethics" in the 2024 Proxy Statement and is incorporated herein by reference.

Information relating to material changes, if any, in the procedures by which shareholders may recommend nominees for our Board of Directors will be set forth under the caption "Procedures for Shareholder Recommendations of Director Nominees" in the 2024 Proxy Statement and is incorporated herein by reference.

Information relating to the Audit Committee of our Board of Directors, including the composition of the Audit Committee and the Board's determinations concerning whether certain members of the Audit Committee are "financial experts" as that term is defined under Item 407(d)(5) of Regulation S-K will be set forth under the captions "Corporate Governance" and "Audit Committee" in the 2024 Proxy Statement and is incorporated herein by reference.

## ITEM 11. EXECUTIVE COMPENSATION

Information relating to this item will be set forth under the captions "Report of the Compensation Committee," "Executive Compensation" and "Director Compensation" in the 2024 Proxy Statement and is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Information relating to this item will be set forth under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the 2024 Proxy Statement and is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information relating to this item will be set forth in the last two paragraphs under the caption "Audit Committee" and the caption "Corporate Governance" in the 2024 Proxy Statement and is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information relating to this item will be set forth under the caption "Proposal Three - Ratification of Selection of Independent Registered Public Accounting Firm" in the 2024 Proxy Statement and is incorporated herein by reference.

**Hooker Furnishings Corporation**
**Part IV**

**ITEM 15.      EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a)      Documents filed as part of this report on Form 10-K:

(1)      The following reports and financial statements are included in this report on Form 10-K:

Management's Report on Internal Control Over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of January 28, 2024 and January 29, 2023

Consolidated Statements of Operations for the fifty-two-week periods ended January 28, 2024, January 29, 2023, and January 30, 2022

Consolidated Statements of Comprehensive Income/(Loss) for the fifty-two-week periods ended January 28, 2024, January 29, 2023, and January 30, 2022

Consolidated Statements of Cash Flows for the fifty-two-week periods ended January 28, 2024, January 29, 2023, and January 30, 2022

Consolidated Statements of Shareholders' Equity for the fifty-two-week periods ended January 28, 2024, January 29, 2023, and January 30, 2022

Notes to Consolidated Financial Statements

(2)      Financial Statement Schedules:

Financial Statement Schedules have been omitted because the information required has been separately disclosed in the consolidated financial statements or related notes.

(b)      Exhibits:

3.1      Amended and Restated Articles of Incorporation of the Company, as amended September 16, 2021 (incorporated by reference to Exhibit 3.1 of the Company's Form 10-Q (SEC File No. 000-25349) for the quarter ended October 31, 2021)

3.2      Amended and Restated Bylaws of the Company as amended September 5, 2023 (incorporated by reference to Exhibit 3.2 of the Company's Form 10-Q (SEC File No. 000-25349) filed on September 8, 2023)

4.1      Amended and Restated Articles of Incorporation of the Company (See Exhibit 3.1)

4.2      Amended and Restated Bylaws of the Company (See Exhibit 3.2)

4.3      Description of the Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K (SEC File No. 000-25349) for the year ended February 2, 2020).

Pursuant to Regulation S-K, Item 601(b)(4)(iii), instruments, if any, evidencing long-term debt not exceeding 10% of the Company's total assets have been omitted and will be furnished to the Securities and Exchange Commission upon request.

10.1(a)    Form of Executive Life Insurance Agreement dated December 31, 2003, between the Company and certain of its executive officers (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q (SEC File No. 000-25349) for the quarter ended February 29, 2004)*

10.1(b)    Form of Outside Director Restricted Stock Agreement (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K (SEC File No. 000-25349) filed on January 17, 2006)*

10.1(c)    2020 Amendment and Restatement of the Hooker Furniture Corporation Stock Incentive Plan (incorporated by reference to Appendix A of the Company's Definitive Proxy Statement dated May 8, 2020 (SEC File No. 000-25349))*

10.1(d)    2010 Amended and Restated Hooker Furniture Corporation Supplemental Retirement Income Plan, dated as of June 8, 2010 (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q (SEC File No. 000-25349) for the quarter ended October 31, 2010)*

10.1(e)    Form of Time-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (SEC File No. 000-25349) filed on February 13, 2012)*

10.1(f)    Form of Performance Grant Agreement (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (SEC File No. 000-25349) filed on February 13, 2012)*

10.1(i)    Form of Performance Share Agreement (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (SEC File No. 000-25349) filed on May 11, 2018)*

10.1(j)    First Amendment to the 2010 Amended and Restated Hooker Furniture Corporation Supplemental Retirement Income plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (SEC File No. 000-25349) filed with the SEC on November 15, 2019)*

10.1(k)    Employment Agreement, dated July 13, 2022, by and between Hooker Furnishings Corporation and Jeremy R. Hoff (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (SEC File No. 000-25349) filed on July 18, 2022).*

10.1(l)    Employment Agreement, dated July 13, 2022, by and between Hooker Furnishings Corporation and Paul A. Huckfeldt (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (SEC File No. 000-25349) filed on July 18, 2022).*

10.1(m)    Employment Agreement, dated July 13, 2022, by and between Hooker Furnishings Corporation and Anne J. Smith (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (SEC File No. 000-25349) filed on July 18, 2022).*

10.1(n)    Employment Agreement, dated July 13, 2022, by and between Hooker Furnishings Corporation and Tod R. Phelps (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (SEC File No. 000-25349) filed on July 18, 2022).*

10.2(a)    Second Amended and Restated Loan Agreement, dated as of September 29, 2017, between Bank of America, N.A. and Hooker Furniture Corporation, Bradington-Young, LLC, Sam Moore Furniture LLC and Home Meridian Group, LLC (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (SEC File No. 000-25349) filed on September 29, 2017)

10.2(b)    First Amendment to Second Amended and Restated Loan Agreement, dated as of February 1, 2019, between Bank of America, N.A. and Hooker Furniture Corporation, Bradington-Young, LLC, Sam Moore Furniture LLC and Home Meridian Group, LLC. (incorporated by reference to Exhibit 10.2(d) of the Company's Form 10-K (SEC File No. 000-25349) filed on April 19, 2019)

| 10.2(c) | Second Amendment to the Second Amended and Restated Loan Agreement, dated as of November 4, 2020, between Bank of America, N.A. and Hooker Furniture Corporation, Bradington-Young, LLC, Sam Moore Furniture LLC, and Home Meridian Group, LLC (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q (SEC File No. 000-25349) filed on December 10, 2020) |
|---|---|
| 10.2(d) | Third Amendment to Second Amended and Restated Loan Agreement, dated as of January 27, 2021, between Bank of America, N.A. and Hooker Furniture Corporation, Bradington-Young, LLC, Sam Moore Furniture LLC and Home Meridian Group, LLC (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (SEC File No. 000-25349) filed on January 28, 2021) |
| 10.2(e) | Fourth Amendment to Second Amended and Restated Loan Agreement, dated as of July 26, 2022, between Bank of America, N.A. and Hooker Furnishings Corporation, Bradington-Young, LLC, Sam Moore Furniture LLC and Home Meridian Group, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (SEC File No. 000-25349) filed on July 28, 2022). |
| 10.2(f) | Security Agreement (Assignment of Life Insurance Policy as Collateral), dated July 26, 2022, by and between Hooker Furnishings Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (SEC File No. 000-25349) filed on July 28, 2022) |
| 10.3 | Asset Purchase Agreement dated January 31, 2022 by and among the Company, Sunset West, Wes Stewart, Heath Malone and Martin Jamroz (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K (SEC File No. 000-25349) filed on February 1, 2022) |
| 21 | List of Subsidiaries: <br> Bradington-Young LLC, a North Carolina limited liability company <br> Home Meridian Group, LLC, a Virginia limited liability company <br> Sam Moore Furniture LLC, a Virginia limited liability company |
| 23 | Consent of Independent Registered Public Accounting Firm (filed herewith) |
| 31.1 | Rule 13a-14(a) Certification of the Company's principal executive officer (filed herewith) |
| 31.2 | Rule 13a-14(a) Certification of the Company's principal financial officer (filed herewith) |
| 32.1 | Rule 13a-14(b) Certification of the Company's principal executive officer and principal financial officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith) |
| 97 | Hooker Furnishings Corporation Compensation Recoupment Policy, as amended and restated on September 5, 2023 (filed herewith) |
| 101 | The following financial statements from the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2024, formatted in Interactive Extensible Business Reporting Language ("IXBRL"): (i) consolidated balance sheets, (ii) consolidated statements of operations, (iii) consolidated statements of comprehensive income, (iv) consolidated statements of cash flows, (v) consolidated statements of shareholders' equity and (vi) the notes to the consolidated financial statements, tagged as blocks of text (filed herewith) |
| 104 | Cover page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101) |

*Management contract or compensatory plan

**ITEM 16.     FORM 10-K SUMMARY**

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**HOOKER FURNISHINGS CORPORATION**

April 12, 2024

By: /s/  Jeremy R. Hoff
Jeremy R. Hoff
Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Jeremy R. Hoff<br>Jeremy R. Hoff | Chief Executive Officer and<br>Director (Principal Executive Officer) | April 12, 2024 |
| /s/ Paul A. Huckfeldt<br>Paul A. Huckfeldt | Senior Vice President - Finance and Accounting<br>and Chief Financial Officer (Principal<br>Financial and Accounting Officer) | April 12, 2024 |
| /s/ W. Christopher Beeler, Jr<br>W. Christopher Beeler, Jr. | Director (Board Chair) | April 12, 2024 |
| /s/ Maria C. Duey<br>Maria C. Duey | Director | April 12, 2024 |
| /s/ Paulette Garafalo<br>Paulette Garafalo | Director | April 12, 2024 |
| /s/ Christopher L. Henson<br>Christopher L. Henson | Director | April 12, 2024 |
| /s/ Tonya H. Jackson<br>Tonya H. Jackson | Director | April 12, 2024 |
| /s/ Ellen C. Taaffe<br>Ellen C. Taaffe | Director | April 12, 2024 |

# HOOKER FURNISHINGS CORPORATION AND SUBSIDIARIES
## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

**MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING**

To the Shareholders of
Hooker Furnishings Corporation
Martinsville, Virginia

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company's evaluation under that framework, management concluded that the Company's internal control over financial reporting was effective as of January 28, 2024.

The effectiveness of the Company's internal control over financial reporting as of January 28, 2024 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report which is included herein.

Jeremy R. Hoff
Chief Executive Officer and Director
  (Principal Executive Officer)
April 12, 2024

Paul A. Huckfeldt
Senior Vice President – Finance and Accounting
and Chief Financial Officer
  (Principal Financial and Accounting Officer)
April 12, 2024

**Report of Independent Registered Public Accounting Firm**

To the Shareholders and Board of Directors
Hooker Furnishings Corporation:

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of Hooker Furnishings Corporation and subsidiaries (the Company) as of January 28, 2024 and January 29, 2023, the related consolidated statements of operations, comprehensive income/(loss), cash flows, and shareholders' equity for each of the years in the three-year period ended January 28, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 28, 2024 and January 29, 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended January 28, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 28, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 12, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Critical Audit Matter*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Sufficiency of audit evidence over the implementation of a cloud-based enterprise resource planning system*

As discussed in Note 9 to the consolidated financial statements, the Company completed the implementation of a cloud-based Enterprise Resource Planning system for the legacy Hooker divisions and consolidated reporting (the ERP implementation) during 2023. The ERP implementation impacted a high volume of transactions, all financial statement account balances, and certain disclosures.

We identified the evaluation of the sufficiency of audit evidence over the ERP implementation as a critical audit matter. A high degree of complex auditor judgment and the involvement of information technology (IT) professionals with specialized skills and knowledge were required to evaluate program development, configurations, interfaces and access rights of certain IT applications.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the ERP implementation. We involved IT professionals with specialized skills and knowledge, who assisted in:

- obtaining an understanding of the relevant IT systems

- evaluating the design and testing the operating effectiveness of general IT controls, including controls related to program development

- evaluating the design and testing the operating effectiveness of certain IT application controls, including inspecting and evaluating configurations, interfaces, and access rights of certain IT applications.

We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of the audit effort.

/s/ KPMG LLP

We have served as the Company's auditor since 2003.

Raleigh, North Carolina
April 12, 2024

F-4

**Report of Independent Registered Public Accounting Firm**

To the Shareholders and Board of Directors
Hooker Furnishings Corporation:

*Opinion on Internal Control Over Financial Reporting*

We have audited Hooker Furnishings Corporation and subsidiaries' (the Company) internal control over financial reporting as of January 28, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 28, 2024 and January 29, 2023, the related consolidated statements of operations, comprehensive income/(loss), cash flows, and shareholders' equity for each of the years in the three-year period ended January 28, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated April 12, 2024 expressed an unqualified opinion on those consolidated financial statements.

*Basis for Opinion*

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

*Definition and Limitations of Internal Control Over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Raleigh, North Carolina
April 12, 2024

# HOOKER FURNISHINGS CORPORATION AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
(In thousands)

| As of | | January 28, 2024 | | January 29, 2023 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets | | | | |
| Cash and cash equivalents | $ | **43,159** | $ | 19,002 |
| Trade accounts receivable, net | | | | |
| (See notes 5 and 6) | | **51,280** | | 62,129 |
| Inventories (see note 7) | | **61,815** | | 96,675 |
| Income tax recoverable | | **3,014** | | 3,079 |
| Prepaid expenses and other current assets | | **5,530** | | 6,418 |
| Total current assets | | **164,798** | | 187,303 |
| Property, plant and equipment, net (See note 8) | | **29,142** | | 27,010 |
| Cash surrender value of life insurance policies (See note 11) | | **28,528** | | 27,576 |
| Deferred taxes (See note 17) | | **12,005** | | 14,484 |
| Operating leases right-of-use assets (See note 12) | | **50,801** | | 68,949 |
| Intangible assets, net (See note 10) | | **28,622** | | 31,779 |
| Goodwill (See note 10) | | **15,036** | | 14,952 |
| Other assets | | **14,654** | | 9,663 |
| Total non-current assets | | **178,788** | | 194,413 |
| Total assets | $ | **343,586** | $ | 381,716 |
| | | | | |
| **Liabilities and Shareholders' Equity** | | | | |
| Current liabilities | | | | |
| Current portion of long-term debt (See note 13) | $ | **1,393** | $ | 1,393 |
| Trade accounts payable | | **16,470** | | 16,090 |
| Accrued salaries, wages and benefits | | **7,400** | | 9,290 |
| Customer deposits | | **5,920** | | 8,511 |
| Current portion of operating lease liabilities (See note 12) | | **6,964** | | 7,316 |
| Other accrued expenses | | **3,262** | | 7,438 |
| Total current liabilities | | **41,409** | | 50,038 |
| Long term debt (See note 13) | | **21,481** | | 22,874 |
| Deferred compensation (See note 14) | | **7,418** | | 8,178 |
| Operating lease liabilities (See note 12) | | **46,414** | | 63,762 |
| Other long-term liabilities (See note 4) | | **889** | | 843 |
| Total long-term liabilities | | **76,202** | | 95,657 |
| Total liabilities | | **117,611** | | 145,695 |
| | | | | |
| Shareholders' equity | | | | |
| Common stock, no par value, 20,000 shares authorized, | | | | |
| **10,672** and 11,197 shares issued and outstanding on each date | | **49,524** | | 50,770 |
| Retained earnings | | **175,717** | | 184,386 |
| Accumulated other comprehensive income | | **734** | | 865 |
| Total shareholders' equity | | **225,975** | | 236,021 |
| Total liabilities and shareholders' equity | $ | **343,586** | $ | 381,716 |

See accompanying Notes to Consolidated Financial Statements.

# HOOKER FURNISHINGS CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

### For the 52 Week Periods Ended January 28, 2024, January 29, 2023, and January 30, 2022

|  | 2024 | 2023 | 2022 |
|---|---|---|---|
| Net sales | $ 433,226 | $ 583,102 | $ 593,612 |
| Cost of sales | 322,705 | 461,056 | 488,508 |
| Inventory write downs | 1,829 | 28,752 | 3,402 |
| Gross profit | 108,692 | 93,294 | 101,702 |
| Selling and administrative expenses | 92,678 | 95,815 | 84,475 |
| Trade name impairment charges | - | 13 | - |
| Intangible asset amortization | 3,656 | 3,512 | 2,384 |
| Operating income / (loss) | 12,358 | (6,046) | 14,843 |
| Other income, net | 1,653 | 416 | 373 |
| Interest expense, net | 1,573 | 519 | 110 |
| Income / (Loss) before income taxes | 12,438 | (6,149) | 15,106 |
| Income tax expense / (benefit) | 2,573 | (1,837) | 3,388 |
| Net income / (loss) | $ 9,865 | $ (4,312) | $ 11,718 |
| Earnings / (Loss) per share: |  |  |  |
| Basic | $ 0.91 | $ (0.37) | $ 0.99 |
| Diluted | $ 0.91 | $ (0.37) | $ 0.97 |
| Weighted average shares outstanding: |  |  |  |
| Basic | 10,684 | 11,593 | 11,852 |
| Diluted | 10,838 | 11,593 | 11,970 |
| Cash dividends declared per share | $ 0.89 | $ 0.82 | $ 0.74 |

See accompanying Notes to Consolidated Financial Statements.

**HOOKER FURNISHINGS CORPORATION AND SUBSIDIARIES**
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands)

**For the 52 Week Periods Ended January 28, 2024, January 29, 2023, and January 30, 2022**

| | **2024** | 2023 | 2022 |
|---|---|---|---|
| Net Income/(Loss) | **$ 9,865** | $ (4,312) | $ 11,718 |
| Other comprehensive income: | | | |
| Actuarial adjustments | **(172)** | 1,204 | 994 |
| Income tax effect on adjustments | **41** | (288) | (237) |
| Adjustments to net periodic benefit cost | **(131)** | 916 | 757 |
| Total Comprehensive Income/(Loss) | **$ 9,734** | $ (3,396) | $ 12,475 |

See accompanying Notes to Consolidated Financial Statements.

F-8

# HOOKER FURNISHINGS CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (In thousands)

**For the 52 Week Periods Ended January 28, 2024, January 29, 2023, and January 30, 2022**

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| **Operating Activities:** | | | |
| Net income/(loss) | $ 9,865 | $ (4,312) | $ 11,718 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Inventory valuation expense | 1,829 | 28,752 | 3,402 |
| Depreciation and amortization | 8,956 | 8,829 | 7,814 |
| Loss/(Gain) on disposal of assets | 35 | 94 | (18) |
| Deferred income tax expense/(benefit) | 2,523 | (3,160) | 2,323 |
| Non-cash restricted stock and performance awards | 1,706 | 1,244 | (28) |
| Provision for doubtful accounts and sales allowances | (727) | (3,673) | 45 |
| Gain on life insurance policies | (984) | (1,179) | (1,008) |
| Changes in assets and liabilities: | | | |
| Trade accounts receivable | 11,577 | 16,831 | 9,518 |
| Inventories | 34,776 | (47,827) | (8,265) |
| Income tax recoverable | 65 | 1,283 | (4,361) |
| Prepaid expenses and other assets | (5,111) | (5,711) | (4,400) |
| Trade accounts payable | 190 | (15,781) | (1,312) |
| Accrued salaries, wages and benefits | (1,890) | 2,148 | 76 |
| Accrued income taxes | - | - | (501) |
| Customer deposits | (2,590) | (1,911) | 2,890 |
| Operating lease liabilities | 449 | (57) | 708 |
| Other accrued expenses | (4,261) | 3,254 | 908 |
| Deferred compensation | (937) | (542) | (300) |
| Net cash provided by/(used in) operating activities | 55,471 | (21,718) | 19,209 |
| | | | |
| **Investing Activities:** | | | |
| Acquisition | (2,373) | (25,274) | - |
| Purchases of property, plant and equipment | (6,815) | (4,199) | (6,692) |
| Proceeds from sale of property and equipment | - | - | 18 |
| Premiums paid on life insurance policies | (406) | (492) | (560) |
| Proceeds received on life insurance policies | 1,036 | - | 372 |
| Net cash used in investing activities | (8,558) | (29,965) | (6,862) |
| | | | |
| **Financing Activities:** | | | |
| Purchase and retirement of common stock | (11,674) | (13,342) | - |
| Cash dividends paid | (9,682) | (9,602) | (8,822) |
| Payments for long-term loans | (1,400) | (700) | - |
| Proceeds from long-term loans | - | 25,000 | - |
| Proceeds from revolving credit facility | - | 36,190 | - |
| Payments for revolving credit facility | - | (36,190) | - |
| Debt issuance cost | - | (37) | - |
| Net cash (used in)/provided by financing activities | (22,756) | 1,319 | (8,822) |
| | | | |
| **Net increase/(decrease) in cash and cash equivalents** | 24,157 | (50,364) | 3,525 |
| **Cash and cash equivalents at the beginning of year** | 19,002 | 69,366 | 65,841 |
| **Cash and cash equivalents at the end of year** | $ 43,159 | $ 19,002 | $ 69,366 |
| | | | |
| *Supplemental schedule of cash flow information:* | | | |
| Interest paid, net | $ 1,375 | $ 642 | $ - |
| Income taxes paid, net | 23 | 101 | 5,888 |
| | | | |
| *Supplemental schedule of noncash investing activities:* | | | |
| (Decrease)/Increase in lease liabilities arising from obtaining right-of-use assets | (10,646) | 25,241 | 24,513 |
| Increase in property and equipment through accrued purchases | 190 | 128 | 15 |

See accompanying Notes to Consolidated Financial Statements.

**HOOKER FURNISHINGS CORPORATION AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY**
(In thousands, except per share data)

**For the 52 Week Periods Ended January 28, 2024, January 29, 2023, and January 30, 2022**

| | Common Stock | | Retained | Accumulated Other Comprehensive | Total Shareholders' |
| | Shares | Amount | Earnings | Income / (Loss) | Equity |
|---|---|---|---|---|---|
| Balance at January 31, 2021 | 11,888 | $ 53,323 | $ 204,988 | $ (808) | $ 257,503 |
| | | | | | |
| Net income | | | $ 11,718 | | $ 11,718 |
| Actuarial adjustments on defined benefit plan, net of tax of $237 | | | | $ 757 | 757 |
| Cash dividends paid and accrued ($0.74 per share) | | | (8,822) | | (8,822) |
| Restricted stock grants, net of forfeitures | 34 | $ (126) | | | (126) |
| Restricted stock compensation cost | | 1,074 | | | 1,074 |
| Performance-based restricted stock units cost | | 502 | | | 502 |
| PSU awards | | (1,478) | | | (1,478) |
| Balance at January 30, 2022 | 11,922 | $ 53,295 | $ 207,884 | $ (51) | $ 261,128 |
| | | | | | |
| Net loss | | | $ (4,312) | | $ (4,312) |
| Actuarial adjustments on defined benefit plan, net of tax of $288 | | | | $ 916 | 916 |
| Cash dividends paid and accrued ($0.82 per share) | | | (9,602) | | (9,602) |
| Purchase and retirement of common stock | (820) | (3,770) | (9,584) | | (13,354) |
| Restricted stock grants, net of forfeitures | 95 | (101) | | | (101) |
| Restricted stock compensation cost | | 1,266 | | | 1,266 |
| Performance-based restricted stock units cost | | 606 | | | 606 |
| PSU awards | | (526) | | | (526) |
| Balance at January 29, 2023 | 11,197 | $ 50,770 | $ 184,386 | $ 865 | $ 236,021 |
| | | | | | |
| **Net income** | | | $ 9,865 | | $ 9,865 |
| **Actuarial adjustments on defined benefit plan, net of tax of $41** | | | | $ (131) | (131) |
| **Cash dividends paid and accrued ($0.89 per share)** | | | (9,682) | | (9,682) |
| **Purchase and retirement of common stock** | (620) | $ (2,952) | (8,852) | | (11,804) |
| **Restricted stock grants, net of forfeitures** | 95 | (156) | | | (156) |
| **Restricted stock compensation cost** | | 1,702 | | | 1,702 |
| **Performance-based restricted stock units cost** | | 773 | | | 773 |
| **PSU awards** | | (613) | | | (613) |
| **Balance at January 28, 2024** | **10,672** | **$ 49,524** | **$ 175,717** | **$ 734** | **$ 225,975** |

See accompanying Notes to Consolidated Financial Statements.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business**

Hooker Furnishings Corporation and subsidiaries (the "Company," "we," "us" and "our") design, import, manufacture and market residential household furniture, hospitality and contract furniture, lighting, accessories, and home décor for sale to wholesale and retail merchandisers located principally in North America.

**Consolidation**

The consolidated financial statements include the accounts of Hooker Furnishings Corporation and our wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. All references to the Company refer to the Company and our consolidated subsidiaries, unless specifically referring to segment information.

**Operating Segments**

As a public entity, we are required to present disaggregated information by segment using the management approach. The objective of this approach is to allow users of our financial statements to see our business through the eyes of management based upon the way management reviews performance and makes decisions. The management approach requires segment information to be reported based on how management internally evaluates the operating performance of the company's business units or segments. The objective of this approach is to meet the basic principles of segment reporting as outlined in ASC 280 *Segments* ("ASC 280"), which are to allow the users of our financial statements to:

- better understand our performance;
- better assess our prospects for future net cash flows; and
- make more informed judgments about us as a whole.

We define our segments as those operations our chief operating decision maker ("CODM") regularly reviews to analyze performance and allocate resources. We measure the results of our segments using, among other measures, each segment's net sales, gross profit and operating income, as determined by the information regularly reviewed by the CODM.

For financial reporting purposes, we are organized into three operating segments and "All Other", which includes the remainder of our businesses:

- **Hooker Branded**, consisting of the operations of our imported Hooker Casegoods and Hooker Upholstery businesses;
- **Home Meridian**, a stand-alone, mostly autonomous business that serves a different type or class of customer than do our other operating segments and at much lower margins;
- **Domestic Upholstery**, which includes the domestic upholstery manufacturing operations of Bradington-Young, HF Custom (formerly Sam Moore), Shenandoah Furniture and Sunset West; and
- **All Other,** consisting of H Contract, BOBO Intriguing Objects, and Lifestyle Brands. None of these operating segments were individually reportable; therefore, we combined them in "All Other" in accordance with ASC 280.

**Cash and Cash Equivalents**

We consider cash on hand, demand deposits in banks and all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

**Trade Accounts Receivable**

Substantially all of our trade accounts receivable are due from retailers and dealers that sell residential home furnishings or commercial purchasers of our hospitality and senior living products, and consist of a large number of entities with a broad geographic dispersion. We perform credit evaluations of our customers and generally do not require collateral.

These trade accounts receivable are reported net of customer allowances and an allowance for doubtful accounts.

Reserves for customer allowances comprise the majority of the reduction of our gross trade accounts receivable to the estimated fair value reported on the face of our financial statements. We regularly review and revise customer allowances based on unprocessed claims received and current and historical activity and any agreements made with specific customers. Historically, in the Home Meridian segment, Clubs channel customers drove most of the customer allowance activity due to their consumer-facing product return policies. We based anticipated future claims on historical experience with these customers.

We regularly review and revise accounts receivable for doubtful accounts based upon historical bad debts. If the financial condition of a customer or customers were to deteriorate, resulting in an impairment of their ability to make payments, additional bad debt allowances may be required. In the event a receivable is determined to be potentially uncollectible, we engage collection agencies or law firms to attempt to collect amounts owed to us after all internal collection attempts have ended. Once we have determined the receivable is uncollectible, it is charged against the allowance for doubtful accounts.

**Fair Value Measurements**

We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that we believe market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Observable inputs other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

**Fair Value of Financial Instruments**

The carrying value of certain of our financial instruments (cash and cash equivalents, trade accounts receivable and payable, and accrued liabilities) approximates fair value because of the short-term nature of those instruments. The carrying value of Company-owned life insurance is marked to market each reporting period and any change in fair value is reflected in income for that period. See Note 11 for details.

**Inventories**

Inventories, consisting of finished furniture for sale, raw materials, manufacturing supplies and furniture in process, are stated at the lower of cost, or market value, with cost determined using the last-in, first-out (LIFO) method. Under this method, inventory is valued at cost, which is determined by applying a cumulative index to current year inventory dollars. We believe the use of the LIFO method results in a better matching of costs and revenues. We review inventories on hand and record an allowance for slow-moving and obsolete inventory based on historical experience and expected sales.

**Property, Plant and Equipment**

Property, plant and equipment are stated at cost, less allowances for depreciation. Provision for depreciation has been computed at annual rates using straight-line or declining balance depreciation methods that will amortize the cost of the depreciable assets over their estimated useful lives.

**Leases**

Leases are classified as either finance leases or operating leases based on criteria in Topic 842. All of our current leases are classified as operating leases. We do not currently have finance leases but could in the future.

Operating lease right-of-use ("ROU") assets and liabilities are recognized on the adoption date based on the present value of lease payments over the remaining lease term. As interest rates are not explicitly stated or implicit in any of our leases, we utilized our incremental borrowing rate at the adoption date of February 4, 2019. For leases without explicitly stated or implicit interest rates that commenced after the adoption date and before July 2022, we used our incremental borrowing rate which was one-month LIBOR at the lease commencement date plus 1.5%. When we entered into the new loan agreement, our incremental borrowing rate for unsecured term loan became the current BSBY rate plus 1.40%. We use this rate as the discount rate for leases commenced in July 2022 and thereafter. ROU assets also include any lease payments made and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

At the inception of a lease, we allocate the consideration in the contract to each lease and non-lease component based on the component's relative stand-alone price to determine the lease payments. Lease and non-lease components are accounted for separately. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Included in lease expense are any variable lease payments incurred in the period that were not included in the initial lease liability. Some of our real estate leases contain variable lease payments, including payments based on the percentage increase in the Consumer Price Index for Urban Consumers ("CPI-U"). We used February 2019 CPI-U issued by the US Department of Labor's Bureau of Labor Statistics to measure lease payments and calculate lease liabilities upon adoption of this standard. Additional payments based on the change in an index or rate, or payments based on a change in our portion of the operating expenses, including real estate taxes and insurance, are recorded when incurred.

We have a sub-lease at one of our warehouses. In accordance with the provisions of Topic 842, since we have not been relieved as the primary obligor of the warehouse lease, we cannot net the sublease income against our lease payment to calculate the lease liability and ROU asset. Our practice is to straight-line the sub-lease income over the term of the sublease.

Our leases have remaining lease terms of less than one year to ten years, some of which include options to extend the leases for up to ten years. We have elected not to recognize ROU assets and lease liabilities that arise from short term leases for any class of underlying asset. Short term leases are leases with lease terms of 12 months or less with either (a) no renewal option or (b) a renewal option which we are not reasonably certain to exercise.

**Impairment of Long-Lived Assets**

Long-lived assets, such as property, plant and equipment and definite-lived assets, are evaluated for impairment annually or more frequently when events or changes in circumstances indicate that the carrying amount of the assets or asset groups may not be recoverable through the estimated undiscounted future cash flows from the use of those assets. When any such impairment exists, the related assets are written down to fair value. Long-lived assets subject to disposal by sale are measured at the lower of their carrying amount or fair value less estimated cost to sell, are no longer depreciated, and are reported separately as "assets held for sale" in the consolidated balance sheets.

**Intangible Assets and Goodwill**

We own both definite-lived (amortizable) assets and indefinite-lived intangible assets. Our amortizable intangible assets are related to the Shenandoah, Sunset West and Home Meridian acquisitions, as well as the rebranding of Sam Moore product line, and includes customer relationships and trademarks. Our indefinite lived assets include goodwill related to the Shenandoah, Sunset West and BOBO acquisitions, as well as the Bradington-Young, Home Meridian and BOBO tradenames. We may acquire additional amortizable assets and/or indefinite lived intangible assets in the future. Our indefinite-lived intangible assets are not amortized but are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired.

In accordance with ASC 350, Intangibles—Goodwill and Other, our goodwill, trademarks and trade names are tested for impairment annually as of the first day of our fourth quarter or more frequently if events or changes in circumstances indicate that the asset might be impaired. Circumstances that could indicate a potential impairment include, but are not limited to:

- a significant adverse change in the economic or business climate either within the furniture industry or the national or global economy;
- significant changes in demand for our products;
- loss of key personnel; and
- the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise subject to disposal.

The assumptions used to determine the fair value of our intangible assets are highly subjective and judgmental and include long-term growth rates, sales volumes, projected revenues, assumed royalty rates and factors used to develop an applied discount rate. If the assumptions that we use in these calculations differ from actual results, we may realize additional impairment on our intangible assets that may have a material-adverse effect on our results of operations and financial condition.

## Cash Surrender Value of Life Insurance Policies

We own seventy-three life insurance policies on certain of our current and former executives and other key employees. These policies had a carrying value of $28.5 million at January 28, 2024 and have a face value of approximately $56 million as of that date. Proceeds from the policies are used to fund certain employee benefits and for other general corporate purposes. We account for life insurance as a component of employee benefits cost. Consequently, the cost of the coverage and any resulting gains or losses related to those insurance policies are recorded as a decrease or increase to operating income. Cash payments that increase the cash surrender value of these policies are classified as investing outflows on the Consolidated Statements of Cash Flows, with amounts paid in excess of the increase in cash surrender value included in operating activities. Gains on life insurance policies, which typically occur at the time a policy is redeemed, are included in the reconciliation of net income to net cash used in or provided by operating activities.

## Revenue Recognition

We recognize revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration we expect to be entitled to receive in exchange for transferring goods or services to our customers. Our policy is to record revenue when control of the goods transfers to the customer. We have a present right to payment at the time of shipment as customers are invoiced at that time. We believe the customer obtains control of goods at the time of shipment, which is typically when title passes. While the customer may not enjoy immediate physical possession of the products, the customers' right to re-direct shipment indicates control. In the very limited instances when products are sold under consignment arrangements, we do not recognize revenue until control over such products has transferred to the end consumer. Orders are generally non-cancellable once loaded into a shipping trailer or container.

The transaction price for each contract is the stated price of the product, reduced by any stated discounts or allowances at that point in time. We do not engage in sales of products that attach a future material right which could result in a separate performance obligation for the purchase of goods in the future at a material discount. The implicit contract with the customer, as reflected in the order acknowledgement and invoice, states the final terms of the sale, including the description, quantity, and price of each product purchased. The transaction price reflects the amount of estimated consideration to which we expect to be entitled. This amount of variable consideration included in the transaction price, and measurement of net sales, is included in net sales only to the extent that it is probable that there will be no significant reversal in a future period.

Net sales are comprised of gross revenues from sales of home furnishings and hospitality furniture products and are recorded net of allowances for trade promotions, estimated product returns, rebate advertising programs and other discounts. Physical product returns are very rare due to the high probability of damages to our products in return transit. Other revenues, primarily royalties, are immaterial to our overall results. Payment is typically due within 30-60 days of shipment for customers qualifying for payment terms. Collectability is reasonably assured since we extend credit to customers for whom we have performed credit evaluations and/or from whom we have received a down payment or deposit. Due to the highly-customized nature of our hospitality products, we typically require substantial prepayments on these orders, with the balance due within 30 days of delivery. For our outdoor furnishings, most orders require a 50% deposit upon order and the balance when production is started.

**Cost of Sales**

The major components of cost of sales are:

■   the cost of imported products purchased for resale;
■   raw materials and supplies used in our domestically manufactured products;
■   labor and overhead costs associated with our domestically manufactured products;
■   the cost of our foreign import operations;
■   charges associated with our inventory reserves;
■   warehousing and certain shipping and handling costs; and
■   all other costs required to be classified as cost of sales.

**Selling and Administrative Expenses**

The major components of our selling and administrative expenses are:

■   the cost of our marketing and merchandising efforts, including showroom expenses;
■   sales and design commissions;
■   the costs of administrative support functions including, executive management, information technology, human resources and finance; and
■   all other costs required to be classified as selling and administrative expenses.

**Advertising**

We offer advertising programs to qualified dealers under which we may provide signage, catalogs and other marketing support to our dealers and may reimburse some advertising and other costs incurred by our dealers in connection with promoting our products. The cost of these programs does not exceed the fair value of the benefit received. We charge the cost of point-of-purchase materials (including signage, catalogs, and fabric and leather swatches) to selling and administrative expense as incurred. Advertising costs charged to selling and administrative expense for fiscal years 2024, 2023, and 2022 were $2.6 million, $2.0 million, and $1.9 million, respectively. The costs for other advertising allowance programs are charged against net sales. We also have arrangements with some dealers to reimburse them for a portion of their advertising costs, which provides advertising benefits to us. Costs for these arrangements are expensed as incurred and are netted against net sales in our consolidated statements of operations and comprehensive income.

**Earnings Per Share**

We use the two-class method to compute basic earnings per share. Under this method we allocate earnings to common shares and participating securities according to their participation rights in dividends declared and undistributed earnings and divide the income available to each class by the weighted average number of common shares for the period in each class. Unvested restricted stock grants made to our non-employee directors and certain employees are considered participating securities because the shares have the right to receive non-forfeitable dividends. Because the participating shares have no obligation to share in net losses, we do not allocate losses to our common shares in this calculation.

Diluted earnings per share reflect the potential dilutive effect of securities that could share in our earnings. Restricted stock awarded to non-employee directors and certain employees and restricted stock units granted to employees that have not yet vested are considered when computing diluted earnings per share. We use the treasury stock method to determine the dilutive effect of both unvested restricted stock and unvested restricted stock units. Shares of unvested restricted stock and unvested restricted stock units under a stock-based compensation arrangement are considered options for purposes of computing diluted earnings per share and are considered outstanding shares as of the grant date for purposes of computing diluted earnings per share even though their exercise may be contingent upon vesting. Those stock-based awards are included in the diluted earnings per share computation even if the non-employee director may be required to forfeit the stock at some future date, or no shares may ever be issued to the employees. Unvested restricted stock and unvested restricted stock units are not included in outstanding common shares in computing basic earnings per share.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of: (i) assets and liabilities, including disclosures regarding contingent assets and liabilities at the dates of the financial statements; and (ii) revenue and expenses during the reported periods. Significant items subject to such estimates and assumptions include inventory reserves, useful lives of fixed and intangible assets; allowance for doubtful accounts; deferred tax assets; the valuation of fixed assets and goodwill; our pension and supplemental retirement income plans; and stock-based compensation. These estimates and assumptions are based on our best judgments. We evaluate these estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which we believe to be reasonable under the circumstances. We adjust our estimates and assumptions as facts and circumstances dictate. Actual results could differ from our estimates.

**Recently Issued Accounting Pronouncements**

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". The new guidance requires enhanced reportable segment disclosures to include significant segment expenses. ASU 2023-07 is effective for annual and interim periods beginning after December 15, 2023 (our fiscal 2025). We are currently evaluating the impact that the adoption of this new guidance will have on our Consolidated Financial Statements and will add necessary disclosures upon adoption.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". The new guidance requires enhanced effective tax rate reconciliation and income taxes paid disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 (our fiscal 2026). We are currently evaluating the impact that the adoption of this new guidance will have on our Consolidated Financial Statements and will add necessary disclosures upon adoption.

We reviewed all other newly issued accounting pronouncements and concluded that they are either not applicable to our business or are not expected to have a material effect on our Consolidated Financial Statements as a result of future adoption.

**NOTE 2 - FISCAL YEAR**

Our fiscal years end on the Sunday closest to January 31. In some years, generally once every six years, the fourth quarter will be fourteen weeks long and the fiscal year will consist of fifty-three weeks. Our quarterly periods are based on thirteen-week "reporting periods," which end on Sundays. As a result, each quarterly period generally will be thirteen weeks, or 91 days long, except during a 53-week fiscal year which will have 14 weeks in the fourth quarter.

In the notes to the consolidated financial statements, references to the:

- 2024 fiscal year and comparable terminology mean the fiscal year that began January 30, 2023 and ended January 28, 2024;
- 2023 fiscal year and comparable terminology mean the fiscal year that began January 31, 2022 and ended January 29, 2023;
- 2022 fiscal year and comparable terminology mean the fiscal year that began February 1, 2021 and ended January 30, 2022.

**NOTE 3 – EXIT AND RESTRUCTURING CHARGES**

We recorded inventory valuation charges of $1.8 million, $28.8 million, and $3.4 million, respectively, in each of fiscal 2024, fiscal 2023, and fiscal 2022 for slow-moving and obsolete inventory. During the fourth quarter of fiscal 2023, we recorded net inventory valuation charges of approximately $24.4 million to write down the value of ACH and PRI inventories and other excess inventories to market, including excess Samuel Lawrence Furniture brand inventories. Management approved a plan to exit the Accentrics Home (ACH) e-commerce brand of the Home Meridian segment along with repositioning the Prime Resources International (PRI) at the end of fiscal 2023. Due to historically high freight costs on these inventories, high handling costs, current demand and industry discounting levels, as well as our current inventory levels, management determined that a viable and profitable market for these products didn't exist and was unwilling to continue to incur additional lease, warehouse, labor and other costs to store and sell aging inventory below cost. These inventory valuation charges were included as a separate line item below cost of goods sold in the Consolidated Statement of Operations.

**NOTE 4 – ACQUISITION**

On January 31, 2022, the first day of our 2023 fiscal year, we entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Sunset HWM, LLC ("Sunset West") and its three members to acquire substantially all the assets of Sunset West (the "Sunset Acquisition"). Simultaneously, we closed on the transaction by paying $23.9 million in cash and $2 million subject to an escrow arrangement and possible earn-out payments to the Sunset West Members up to an aggregate of $4 million with the closing cash consideration subject to adjustment for customary working capital estimates. In the fourth quarter of fiscal 2023, we received $639,000 from the seller for the final working capital adjustments. Under the Asset Purchase Agreement, the Company also assumed specified liabilities of Sunset West.

In accordance with FASB Accounting Standards Codification Topic 805, "Business Combinations" ("ASC 805"), the Sunset Acquisition has been accounted for using the acquisition method of accounting. We recorded assets acquired, including identifiable intangible assets, and liabilities assumed, from Sunset West at their respective fair values at the date of completion of the Sunset Acquisition. The excess of the purchase price over the net fair value of such assets and liabilities was recorded as goodwill.

The following table summarizes the fair values of the identifiable assets acquired and liabilities assumed in the Sunset Acquisition as of January 29, 2023.

*Fair Value Estimates of Assets Acquired and Liabilities Assumed*

The consideration and components of our initial fair value allocation of the purchase price paid at closing and in the subsequent net working capital adjustment consisted of the following:

Purchase price consideration

| Fair value estimates of assets acquired and liabilities assumed | | |
|---|---|---|
| Purchase price consideration | | |
| Cash paid for assets acquired | $ | 23,909 |
| Cash received from the seller for final working capital adjustment | | (639) |
| Escrow | | 2,003 |
| Fair value of earnout | | 766 |
| Total purchase price | $ | 26,039 |
| | | |
| Accounts receivable | $ | 1,560 |
| Inventory | | 2,577 |
| Prepaid expenses and other current assets | | 90 |
| Property | | 7 |
| Intangible assets | | 11,451 |
| Goodwill | | 14,462 |
| Customer deposits | | (3,276) |
| Accounts payable | | (816) |
| Accrued expenses | | (16) |
| Total purchase price | $ | 26,039 |

Property was recorded at fair value and primarily consists of machinery and equipment. Property and equipment will be amortized over their estimated useful lives.

Goodwill is calculated as the excess of the purchase price over the net assets acquired. The goodwill recognized is attributable to growth opportunities and expected synergies. All goodwill is expected to be deductible for income tax purposes.

Intangible assets, consist of two separately identified assets:

■ Sunset West customer relationships, which are definite-lived intangible assets with an aggregate fair value of $10.4 million. The customer relationships are amortizable and will be amortized over a period of 10 years; and

■ The Sunset West trade name, which is definite-lived intangible asset with fair value of $1.1 million. The trade name is amortizable and will be amortized over a period of 12 years.

■ The total weighted average amortization period for these assets is 10.2 years.

We incurred Sunset Acquisition-related costs of $414,000 in fiscal 2022 and $69,000 in fiscal 2023. These expenses were recorded as a component of selling and administrative expenses in our fiscal 2022 and fiscal 2023 consolidated statements of operations. Sunset West's results are included in the Domestic Upholstery segment's results beginning with the fiscal 2023 first quarter, which include $27 million in net sales and $683,000 of operating income, including $1.1 million in intangible amortization expense for the fiscal 2023.

Results of operations starting from the date of acquisition of Sunset West have been included in our Consolidated Financial Statements for the year ended January 29, 2023. The Sunset West acquisition is not material to our Consolidated Financial Statements, and therefore, supplemental pro forma financial information for the year ended January 29, 2023 and the respective prior year periods related to the acquisition is not included herein.

## NOTE 5 – DOUBTFUL ACCOUNTS AND CUSTOMER ALLOWANCES

The activity in the allowance for doubtful accounts was:

| | Fifty-Two Weeks Ended | | |
|---|---|---|---|
| | January 28, 2024 | January 29, 2023 | January 30, 2022 |
| Balance at beginning of year | $ 1,769 | $ 2,016 | $ 2,338 |
| Non-cash charges to cost and expenses | (157) | 109 | (76) |
| Increase / (decrease) in allowance, net of recoveries | 205 | (356) | (246) |
| Balance at end of year | $ 1,817 | $ 1,769 | $ 2,016 |

The activity in customer allowances was:

| | Fifty-Two Weeks Ended | | |
|---|---|---|---|
| | January 28, 2024 | January 29, 2023 | January 30, 2022 |
| Balance at beginning of year | $ 3,702 | $ 7,284 | $ 6,993 |
| Charges to cost and expenses | 8,376 | 11,983 | 23,766 |
| Less allowances applied | (10,541) | (15,364) | (23,305) |
| Increase / (decrease) in allowance, net of recoveries | 263 | (201) | (170) |
| Balance at end of year | $ 1,800 | $ 3,702 | $ 7,284 |

## NOTE 6 – ACCOUNTS RECEIVABLE

| | January 28, 2024 | January 29, 2023 |
|---|---|---|
| Gross accounts receivable | $ 54,897 | $ 67,600 |
| Customer allowances | (1,800) | (3,702) |
| Allowance for doubtful accounts | (1,817) | (1,769) |
| Trade accounts receivable | $ 51,280 | $ 62,129 |

## NOTE 7 – INVENTORIES

| | January 28, 2024 | | January 29, 2023 |
|---|---|---|---|
| Finished furniture | $ | **75,354** | $ 115,015 |
| Furniture in process | | **1,702** | 1,943 |
| Materials and supplies | | **10,538** | 13,509 |
| Inventories at FIFO | | **87,594** | 130,467 |
| Reduction to LIFO basis | | **(25,779)** | (33,792) |
| Inventories | $ | **61,815** | $ 96,675 |

At January 28, 2024 and January 29, 2023, we had $198,000 and $2.4 million, respectively, in consigned inventories, which are included in the "Finished furniture" line in the table above.

At January 28, 2024, we held $4.1 million in inventory in Vietnam. At January 29, 2023, we held $12.3 million in inventory in Vietnam and China.

## NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

| | Depreciable Lives (In years) | January 28, 2024 | | January 29, 2023 |
|---|---|---|---|---|
| Buildings and land improvements | 15 - 30 | $ | **33,785** | $ 32,723 |
| Computer software and hardware | 3 - 10 | | **8,994** | 15,887 |
| Machinery and equipment | 10 | | **11,708** | 11,013 |
| Leasehold improvements | Term of lease | | **12,436** | 11,894 |
| Furniture and fixtures | 3 - 8 | | **7,256** | 5,991 |
| Other | 5 | | **698** | 694 |
| Total depreciable property at cost | | | **74,877** | 78,202 |
| Less accumulated depreciation | | | **(47,700)** | (53,427) |
| Total depreciable property, net | | | **27,177** | 24,775 |
| Land | | | **1,077** | 1,077 |
| Construction-in-progress | | | **888** | 1,158 |
| Property, plant and equipment, net | | $ | **29,142** | $ 27,010 |

Depreciation expenses for fiscal 2024, 2023, and 2022 were $4.9 million, $5.3 million, and $5.4 million, respectively.

**Capitalized Software Costs**

Certain costs incurred in connection with developing or obtaining computer software for internal use are capitalized. These costs are amortized over periods of ten years or less. Capitalized software is reported as a component of computer software and hardware above and on the property, plant, and equipment line of our consolidated balance sheets. The activity in capitalized software costs was:

| | Fifty-Two Weeks Ended | | | | | |
|---|---|---|---|---|---|---|
| | January 28, 2024 | | January 29, 2023 | | January 30, 2022 | |
| Balance beginning of year | $ | **1,348** | $ | 2,223 | $ | 3,211 |
| Additions | | **33** | | - | | 65 |
| Amortization expense | | **(400)** | | (875) | | (1,053) |
| Disposals | | **(889)** | | - | | - |
| Balance end of year | $ | **92** | $ | 1,348 | $ | 2,223 |

# NOTE 9 – CLOUD COMPUTING HOSTING ARRANGEMENT

We are in the process of implementing a common Enterprise Resource Planning (ERP) system across all divisions. The ERP system went live at Sunset West in December 2022 and in the legacy Hooker divisions and for consolidated reporting in early September 2023. We expect the new ERP system to go live in the Home Meridian segment during fiscal 2026. Based on the provisions of ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software, we capitalize implementation costs associated with hosting arrangements that are service contracts. These costs are recorded in other noncurrent assets of our consolidated balance sheets. We amortize on a straight-line basis over 10-years term as the system went live at Sunset West and the legacy Hooker divisions. The amortization expenses are recorded as a component of selling and administrative expenses in our consolidated statements of operations. In addition, we recorded capitalized interest as we entered into new term loans in July 2022. Implementation costs of $5.1 million and interest expense of $273,000 were capitalized in fiscal 2024. Implementation costs of $5.4 million and interest expense of $84,000 were capitalized in fiscal 2023. Implementation costs of $3.2 million were capitalized in fiscal 2022. The capitalized implementation costs at January 28, 2024 and January 29, 2023 were as follows:

| | January 28, 2024 | | January 29, 2023 | |
| --- | --- | --- | --- | --- |
| | Gross carrying amount | Accumulated amortization | Gross carrying amount | Accumulated amortization |
| Implementation Costs | 13,736 | (414) | 8,610 | (12) |
| Interest Expenses | 357 | (8) | 84 | (0) |

# NOTE 10 – INTANGIBLE ASSETS AND GOODWILL

Our goodwill, some trademarks and trade names have indefinite useful lives and, consequently, are not subject to amortization for financial reporting purposes but are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired.

Our non-amortizable intangible assets consist of:

■ Goodwill related to the Shenandoah (acquired 2017), Sunset West (acquired 2022) and BOBO (acquired 2023) acquisitions; and
■ Trademarks and tradenames related to the acquisitions of Bradington-Young (acquired 2002), Home Meridian (acquired 2016), and BOBO Intriguing Objects (acquired 2023).

We review goodwill and other intangible assets annually for impairment or more frequently if events or circumstances indicate that it might be impaired. Based on our internal analyses, at January 28, 2024, we concluded our non-amortizable trademarks and trade names are not impaired and Shenandoah, Sunset West and BOBO goodwill is not impaired.

During fiscal 2024, we recorded $500,000 in trademarks with indefinite lives and $84,000 in goodwill as a result of the BOBO acquisition.

Our amortizable intangible assets are recorded in the Home Meridian and in Domestic Upholstery segments. During the fiscal 2024 first quarter, we announced the rebranding of the Sam Moore product line to "HF Custom". As a result, we reassessed the characteristics of the Sam Moore trade name and the roll-out process, and determined it qualified for amortization; consequently, we began amortizing the Sam Moore trade name over a 24-month period using the straight-line method beginning mid-April 2023.

Details of our intangible assets were as follows:

| | January 28, 2024 | | January 29, 2023 | |
|---|---|---|---|---|
| | **Gross carrying amount** | **Accumulated Amortization** | Gross carrying amount | Accumulated Amortization |
| **Intangible assets with indefinite lives:** | | | | |
| **Goodwill** | | | | |
| Domestic Upholstery - Shenandoah * | **490** | **-** | 490 | - |
| Domestic Upholstery - Sunset West | **14,462** | **-** | 14,462 | - |
| All Other - BOBO Intriguing Objects | **84** | **-** | - | - |
| **Goodwill** | **15,036** | **-** | 14,952 | - |
| **Trademarks and Trade names *** | **8,011** | **-** | 7,907 | - |
| **Intangible assets with definite lives:** | | | | |
| Customer Relations | **38,001** | **(18,982)** | 38,001 | (15,618) |
| Trademarks and Trade names | **2,334** | **(741)** | 1,938 | (449) |
| **Intangible assets, net** | **48,346** | **(19,723)** | 47,846 | (16,067) |

*: The amounts are net of impairment charges of $16.4 million related to Shenandoah goodwill and $4.8 million related to certain Home Meridian segment trade names, which were recorded in fiscal 2021.

The estimated amortization expense associated with our amortizable intangible assets is expected to be as follows:

| **Fiscal Year** | **Amount** |
|---|---|
| 2025 | 3,685 |
| 2026 | 3,528 |
| 2027 | 3,487 |
| 2028 | 2,178 |
| 2029 | 2,178 |
| 2030 and thereafter | 5,555 |
| | $ 20,611 |

## NOTE 11 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received upon the sale of an asset or paid upon the transfer of a liability (an exit price) in an orderly transaction between market participants on the applicable measurement date. We use a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1, defined as observable inputs such as quoted prices in active markets for identical assets and liabilities;

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of January 28, 2024 and January 29, 2023, Company-owned life insurance was measured at fair value on a recurring basis based on Level 2 inputs. The fair value of the Company-owned life insurance is determined by inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Additionally, the fair value of the Company-owned life insurance is marked to market each reporting period and any change in fair value is reflected in income for that period.

Our assets measured at fair value on a recurring basis at January 28, 2024 and January 29, 2023 were as follows:

| Description | Fair value at January 28, 2024 | | | | Fair value at January 29, 2023 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 | Total |
| | | | | (In thousands) | | | | |
| **Assets measured at fair value** | | | | | | | | |
| Company-owned life insurance | $ - | $ 28,528 | $ - | $ 28,528 | $ - | $ 27,576 | $ - | $ 27,576 |

## NOTE 12 – LEASES

In fiscal 2020, we adopted Accounting Standards Codification Topic 842 *Leases.* See "Leases" under Note 1 for a discussion of our accounting policies and elections under Topic 842. We have a sub-lease at one of our warehouses and we recognized sub-lease income of $146,000, $445,000, and $890,000 in fiscal 2024, fiscal 2023, and fiscal 2022, respectively.

The components of lease cost and supplemental cash flow information for leases in fiscal 2024, 2023 and 2022 were:

| | **Fifty-two Weeks Ended** | | |
| --- | --- | --- | --- |
| | **January 28, 2024** | January 29, 2023 | January 30, 2022 |
| Operating lease cost | $ 10,912 | $ 9,908 | $ 8,144 |
| Variable lease cost | 248 | 234 | 208 |
| Short-term lease cost | 399 | 327 | 117 |
| Total operating lease cost | $ 11,559 | $ 10,469 | $ 8,469 |
| | | | |
| Operating cash outflows | $ 10,537 | $ 10,527 | $ 7,730 |

During the fiscal 2024 second quarter, we reduced our footprint by 200,000 square feet in the Georgia warehouse. During the third quarter, we entered into an agreement to further reduce our footprint by 200,000 square feet by early calendar 2024. These modifications resulted in an approximate $13 million decrease in the lease right-of-use assets and liabilities. The right-of-use assets and lease liabilities recorded on our Consolidated Balance Sheets as of January 28, 2024 and January 29, 2023 were:

| | **January 28, 2024** | January 29, 2023 |
| --- | --- | --- |
| Real estate | $ 49,968 | $ 68,212 |
| Property and equipment | 833 | 737 |
| Total operating leases right-of-use assets | $ 50,801 | $ 68,949 |
| | | |
| Current portion of operating lease liabilities | $ 6,964 | $ 7,316 |
| Long term operating lease liabilities | 46,414 | 63,762 |
| Total operating lease liabilities | $ 53,378 | $ 71,078 |

The weighted-average discount rate is 5.15%. The weighted-average remaining lease term is 7.0 years.

The following table reconciles the undiscounted future lease payments for operating leases to the operating lease liabilities recorded in the consolidated balance sheet at January 28, 2024:

| Fiscal Year | Undiscounted Future Operating Lease Payments |
|---|---|
| 2025 | $ 9,530 |
| 2026 | 9,589 |
| 2027 | 9,428 |
| 2028 | 7,803 |
| 2029 | 7,275 |
| 2030 and thereafter | 20,982 |
| Total lease payments | $ 64,607 |
| Less: impact of discounting | (11,229) |
| Present value of lease payments | $ 53,378 |

## NOTE 13 – LONG-TERM DEBT

On July 26, 2022, we entered into the Fourth Amendment to the Second Amended and Restated Loan Agreement (the "Amendment") with Bank of America, N.A. ("BofA") to replenish cash used to make the Sunset Acquisition. The Second Amended and Restated Loan Agreement dated as of September 29, 2017, had previously been amended by a First Amendment to Second Amended and Restated Loan Agreement dated as of January 31, 2019, a Second Amendment to Second Amended and Restated Loan Agreement dated as of November 4, 2020, and a Third Amendment to Second Amended and Restated Loan Agreement dated as of January 27, 2021 (as so amended, the "Existing Loan Agreement"). Details of the individual credit facilities provided for in the Amendment are as follows:

- Unsecured Revolving Credit Facility. Under the Amendment, the expiration date of the existing $35 million Unsecured Revolving Credit Facility (the "Existing Revolver") was extended to July 26, 2027. Any amounts outstanding will bear interest at a rate per annum, equal to the then current Bloomberg Short-Term Bank Yield Index ("BSBY") (adjusted periodically) plus 1.00%. The interest rate will be adjusted on a monthly basis. The actual daily amount of undrawn letters of credit is subject to a quarterly fee equal to a per annum rate of 1%. We must also pay a quarterly unused commitment fee that is based on the average daily amount of the facility utilized during the applicable quarter;

- 2022 Secured Term Loan. The Amendment provided us with a $18 million term loan (the "Secured Term Loan"), which was disbursed to us on July 26, 2022. We are required to pay monthly interest only payments at a rate per annum equal to the then current BSBY rate (adjusted periodically) plus 0.90% on the outstanding balance until the principal is paid in full. The interest rate will be adjusted on a monthly basis. On July 26, 2027, the entire outstanding indebtedness is due in full, including all principal and interest. The Secured Term Loan is secured by certain company-owned life insurance policies under a Security Agreement (Assignment of Life Insurance Policy as Collateral) dated July 26, 2022, by and between the Company and BofA; and

- 2022 Unsecured Term Loan. The Amendment provided us with a $7 million unsecured term loan (the "Unsecured Term Loan"), which was disbursed to us on July 26, 2022. We are required to pay monthly principal payments of $116,667 and monthly interest payments at a rate per annum equal to the then current BSBY (adjusted periodically) plus 1.40% on the outstanding balance until paid in full. The interest rate will be adjusted monthly. On July 26, 2027, the entire outstanding indebtedness is due in full, including all principal and interest.

We may prepay any outstanding principal amounts borrowed under either the Secured Term Loan or the Unsecured Term Loan at any time, without penalty provided that any payment is accompanied by all accrued interest owed. As of January 28, 2024, $4.9 million was outstanding under the Unsecured Term Loan, and $18 million was outstanding under the Secured Term Loan.

We incurred $37,500 in debt issuance costs in connection with our term loans. As of January 28, 2024, unamortized loan costs of $26,250 were netted against the carrying value of our term loans on our consolidated balance sheets.

Principal payments on the term loans are as follows. The carrying amount of the term loans approximated their fair value at January 28, 2024.

| Fiscal Year | Amount |
|---|---|
| 2025 | 1,400 |
| 2026 | 1,400 |
| 2027 | 1,400 |
| 2028 | 18,700 |
| | $ 22,900 |

The Amendment also included customary representations and warranties and requires us to comply with customary covenants, including, among other things, the following financial covenants:

- Maintain a ratio of funded debt to EBITDA not exceeding:
  - o   2.25:1.0 through July 30, 2024; and
  - o   2.00:1.00 thereafter.
- A basic fixed charge coverage ratio of at least 1.25:1.00; and
- Limit capital expenditures to no more than $15.0 million during any fiscal year.

The Existing Loan Agreement also limits our right to incur other indebtedness, make certain investments and create liens upon our assets, subject to certain exceptions, among other restrictions. The Existing Loan Agreement does not restrict our ability to pay cash dividends on, or repurchase, shares of our common stock, subject to our compliance with the financial covenants discussed above, if we are not otherwise in default under the Existing Loan Agreement.

We were in compliance with each of these financial covenants at January 28, 2024 and expect to remain in compliance with existing covenants for the foreseeable future.

As of January 28, 2024, we had $28.3 million available under our $35 million Existing Revolver to fund working capital needs. Standby letters of credit in the aggregate amount of $6.7 million, used to collateralize certain insurance arrangements and for imported product purchases, were outstanding under the Existing Revolver as of January 28, 2024 There were no additional borrowings outstanding under the Existing Revolver as of January 28, 2024.

## NOTE 14 – EMPLOYEE BENEFIT PLANS

### Employee Savings Plans

We sponsor a tax-qualified 401(k) retirement plan covering substantially all employees. This plan assists employees in meeting their savings and retirement planning goals through employee salary deferrals and discretionary employer matching contributions. Our contributions to the plan amounted to $1.8 million in fiscal 2024, $1.5 million in fiscal 2023, and $1.4 million in fiscal 2022.

### Executive Benefits

#### SRIP and SERP Overview

We maintain two "frozen" retirement plans, which are paying benefits and may include active employees among the participants but we do not expect to add participants to these plans in the future. The two plans include:

- a supplemental retirement income plan ("SRIP") for certain former and current executives of Hooker Furnishings Corporation; and
- the Pulaski Furniture Corporation Supplemental Executive Retirement Plan ("SERP") for certain former executives.

## SRIP and SERP

The SRIP provides monthly payments to participants or their designated beneficiaries based on a participant's "final average monthly earnings" and "specified percentage" participation level as defined in the plan, subject to a vesting schedule that may vary for each participant. The benefit is payable for a 15-year period following the participant's termination of employment due to retirement, disability or death. In addition, the monthly retirement benefit for each participant, regardless of age, becomes fully vested and the present value of that benefit is paid to each participant in a lump sum upon a change in control of the Company as defined in the plan. The SRIP is unfunded and all benefits are payable solely from our general assets. The plan liability is based on the aggregate actuarial present value of the vested benefits to which participating employees are currently entitled but based on the employees' expected dates of separation or retirement. No employees have been added to the plan since 2008 and we do not expect to add additional employees in the future, due to changes in our compensation philosophy, which emphasizes more performance-based compensation measures in total management compensation.

The SERP provides monthly payments to eight retirees or their designated beneficiaries based on a defined benefit formula as defined in the plan. The benefit is payable for the life of the retiree with the following forms available as a reduced monthly benefit: Ten-year Certain and Life; 50% or 100% Joint and Survivor Annuity. The SERP is unfunded and all benefits are payable solely from our general assets. The plan liability is based on the aggregate actuarial present value of the benefits to which retired employees are currently entitled. No employees have been added to the plan since 2006 and we do not expect to add additional employees in the future.

Summarized SRIP and SERP information as of each fiscal year-end (the measurement date) is as follows:

| | SRIP (Supplemental Retirement Income Plan) | | | |
| --- | --- | --- | --- | --- |
| | January 28, 2024 | | January 29, 2023 | |
| **Change in benefit obligation:** | | | | |
| Beginning projected benefit obligation | $ | 7,976 | $ | 9,426 |
| Service cost | | 58 | | 126 |
| Interest cost | | 364 | | 243 |
| Benefits paid | | (877) | | (815) |
| Actuarial (gain)/ loss | | (150) | | (1,004) |
| Ending projected benefit obligation (funded status) | $ | 7,371 | $ | 7,976 |
| | | | | |
| **Accumulated benefit obligation** | $ | 7,209 | $ | 7,783 |
| | | | | |
| **Discount rate used to value the ending benefit obligations:** | | 5.05% | | 4.85% |
| | | | | |
| **Amount recognized in the consolidated balance sheets:** | | | | |
| Current liabilities (Accrued salaries, wages and benefits line) | $ | 961 | $ | 877 |
| Non-current liabilities (Deferred compensation line) | | 6,410 | | 7,099 |
| Total | $ | 7,371 | $ | 7,976 |

F-25

|  | Fifty-Two Weeks Ended | | |
|  | January 28, 2024 | January 29, 2023 | January 30, 2022 |
|---|---|---|---|
| **Net periodic benefit cost** | | | |
| Service cost | $ 58 | $ 126 | $ 133 |
| Interest cost | 364 | 243 | 178 |
| Net (gain)/loss | (279) | 83 | 402 |
| Net periodic benefit cost | $ 143 | $ 452 | $ 713 |
| | | | |
| **Other changes recognized in accumulated other comprehensive income** | | | |
| Net (gain) / loss arising during period | (150) | (1,004) | (553) |
| Amortizations: | | | |
| Gain (loss) | 279 | (83) | (402) |
| Total recognized in other comprehensive income | 129 | (1,087) | (955) |
| | | | |
| **Total recognized in net periodic benefit cost and accumulated other comprehensive income** | $ 272 | $ (635) | $ (242) |
| | | | |
| **Assumptions used to determine net periodic benefit cost:** | | | |
| Discount rate | 4.85% | 2.70% | 1.75% |
| Increase in future compensation levels | 4.00% | 4.00% | 4.00% |

**Estimated Future Benefit Payments:**

| | |
|---|---|
| Fiscal 2025 | $ 961 |
| Fiscal 2026 | 961 |
| Fiscal 2027 | 788 |
| Fiscal 2028 | 813 |
| Fiscal 2029 | 830 |
| Fiscal 2030 through fiscal 2034 | 3,668 |

For the SRIP, the discount rate used to determine the fiscal 2024 net periodic cost was 4.85%, based on the Mercer yield curve and the plan's expected benefit payments. At January 28, 2024, combining the Mercer yield curve and the plan's expected benefit payments resulted in a rate of 5.05%. This rate was used to value the ending benefit obligations.

At January 28, 2024, the actuarial gain related to the SRIP amounted to $150,000, net of tax $41,000. At January 29, 2023, the actuarial gain related to the SRIP amounted to $1 million, net of tax of $288,000. The estimated actuarial gain that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the 2025 fiscal year is $236,188. There is no expected prior service (cost) or credit amortization.

| | SERP (Supplemental Executive Retirement Plan) | |
| --- | --- | --- |
| | January 28, 2024 | January 29, 2023 |
| **Change in benefit obligation:** | | |
| Beginning projected benefit obligation | $ 1,295 | $ 1,531 |
| Service cost | - | - |
| Interest cost | 57 | 41 |
| Benefits paid | (157) | (158) |
| Actuarial (gain)/loss | 29 | (119) |
| Ending projected benefit obligation (funded status) | $ 1,224 | $ 1,295 |
| | | |
| **Accumulated benefit obligation** | $ 1,224 | $ 1,295 |
| | | |
| **Discount rate used to value the ending benefit obligations:** | 4.90% | 4.70% |
| | | |
| **Amount recognized in the consolidated balance sheets:** | | |
| Current liabilities (Accrued salaries, wages and benefits line) | $ 155 | $ 155 |
| Non-current liabilities (Deferred compensation line) | 1,069 | 1,140 |
| Total | $ 1,224 | $ 1,295 |

| | Fifty-Two Weeks Ended | | |
| --- | --- | --- | --- |
| | January 28, 2024 | January 29, 2023 | January 30, 2022 |
| **Net periodic benefit cost** | | | |
| Service cost | $ - | $ - | $ - |
| Interest cost | 57 | 41 | 34 |
| Net gain | (15) | (2) | |
| Net periodic benefit cost | $ 42 | $ 39 | $ 34 |
| | | | |
| **Other changes recognized in accumulated other comprehensive income** | | | |
| Net (gain)/loss arising during period | 29 | (119) | (39) |
| Amortizations: | | | |
| Gain (Loss) | 15 | 2 | - |
| Total recognized in other comprehensive income | 44 | (117) | (39) |
| | | | |
| **Total recognized in net periodic benefit cost and accumulated other comprehensive income** | $ 86 | $ (78) | $ (5) |
| | | | |
| **Assumptions used to determine net periodic benefit cost:** | | | |
| Discount rate | 4.70% | 2.80% | 2.10% |
| Increase in future compensation levels | N/A | N/A | N/A |

| **Estimated Future Benefit Payments:** | |
| --- | --- |
| Fiscal 2025 | $ 155 |
| Fiscal 2026 | 149 |
| Fiscal 2027 | 142 |
| Fiscal 2028 | 135 |
| Fiscal 2029 | 127 |
| Fiscal 2030 through fiscal 2034 | 504 |

For the SERP, the discount rate assumption used to measure the projected benefit obligations is set by reference to a certain hypothetical AA-rated corporate bond spot-rate yield curve constructed by our actuary, Aon ("Aon") and the plan's projected cash flows, rounded to the nearest 10 bps. At January 28, 2024, combining the Aon AA Above Median yield curve and the plan's expected benefit payments created a rate of 4.90%. This rate was used to value the ending benefit obligations. At January 29, 2023, combining the Aon AA Above Median yield curve and the plan's expected benefit payments created a rate of 4.70%. This rate was used to determine the fiscal 2024 net periodic cost. The change in the discount rate from 4.70% to 4.90% decreased liabilities.

At January 28, 2024, the actuarial loss related to the SERP was $29,000. At January 29, 2023, the actuarial gain related to the SERP was $119,000.

## NOTE 15 – SHARE-BASED COMPENSATION

Our Stock Incentive Plan permits incentive awards of restricted stock, restricted stock units, stock appreciation rights and performance grants to key employees. A maximum of 750,000 shares of the Company's common stock is authorized for issuance under the Stock Incentive Plan. The Stock Incentive Plan also provides for annual restricted stock awards to non-employee directors. We have issued restricted stock awards to our non-employee directors since January 2006 and certain other management employees since 2014.

We account for restricted stock awards as "non-vested equity shares" until the awards vest or are forfeited. Restricted stock awards to non-employee directors and certain other management employees vest if the director/employee remains on the board/employed through the specified vesting period for shares and may vest earlier upon certain events specified in the plan. For shares issued to non-employee directors during fiscal 2016 and after, there is a 12-month service period. The fair value of each share of restricted stock is the market price of our common shares on the grant date. The weighted average grant-date fair values of unvested restricted stock awards issued during fiscal 2024 were $18.73, $15.10, $17.65 and $21.22, during fiscal 2023 were $22.19 and $18.26, and during fiscal 2022 was $37.20.

The restricted stock awards outstanding as of January 28, 2024 had an aggregate grant-date fair value of $3.6 million, after taking vested and forfeited restricted shares into account. As of January 28, 2024, we have recognized non-cash compensation expense of approximately $1.9 million related to these non-vested awards. During fiscal 2024, 45,339 shares vested with an average grant date fair value of $714,000. The remaining $1.7 million of grant-date fair value for unvested restricted stock awards outstanding at January 28, 2024 will be recognized over the remaining vesting periods for these awards. The number of outstanding restricted shares increased due primarily to grants of restricted shares to a larger population of our non-executive employees as an incentive for retention and alignment of individual performance to our values.

For each restricted stock issuance, the following table summarizes restricted stock activity, including the weighted average issue price of those shares on the grant date, the fair value of each grant of restricted stock on the grant date, compensation expense recognized for the unvested shares of restricted stock for each grant and the remaining fair value of the unvested shares of restricted stock for each grant as of January 28, 2024:

| | Whole Number of Shares | Grant-Date Fair Value Per Share | Aggregate Grant-Date Fair Value | Compensation Expense Recognized | Grant-Date Fair Value Unrecognized At January 28, 2024 |
|---|---|---|---|---|---|
| Restricted shares Issued on April 8, 2021 | 16,613 | $    37.20 | $    618 | $    317 | $    19 |
| Forfeited | (7,576) | | (282) | | |
| Restricted shares Issued on January 31, 2022 | 22,534 | 22.19 | 500 | 260 | 130 |
| Forfeited | (4,958) | | (110) | | |
| Restricted shares Issued on April 11, 2022 | 64,518 | 18.26 | 1,178 | 636 | 405 |
| Forfeited | (7,524) | | (137) | | |
| Restricted shares Issued on April 10, 2023 | 67,537 | 18.73 | 1,265 | 351 | 914 |
| Restricted shares Issued on May 5, 2023 | 3,311 | 15.10 | 50 | 12 | 37 |
| Restricted shares Issued on June 9, 2023 | 23,796 | 17.65 | 420 | 280 | 140 |
| Restricted shares Issued on July 24, 2023 | 3,534 | 21.22 | 75 | 15 | 60 |
| **Awards outstanding at January 28, 2024:** | **181,785** | | **$    3,577** | **$    1,872** | **$    1,705** |

We have awarded time-based restricted stock units to certain senior executives since 2011. Each restricted stock unit, or "RSU", entitles the executive to receive one share of the Company's common stock if he remains continuously employed with the Company through the end of a three-year service period. The RSUs may be paid in shares of the Company's common stock, cash or both, at the discretion of the Compensation Committee. The RSUs are accounted for as "non-vested stock grants." Similar to the restricted stock grants issued to our non-employee directors, RSU compensation expense is recognized ratably over the applicable service period. However, unlike restricted stock grants, no shares are issued, or other payment made, until the end of the applicable service period (commonly referred to as "cliff vesting") and grantees are not entitled to receive dividends on their RSUs during that time. The fair value of each RSU is the market price of a share of our common stock on the grant date, reduced by the present value of the dividends expected to be paid on a share of our common stock during the applicable service period, discounted at the appropriate risk-free rate.

The following table presents RSU activities for the year ended January 28, 2024:

| | Whole Number of Units | Grant-Date Fair Value Per Unit | Aggregate Grant-Date Fair Value | Compensation Expense Recognized | Grant-Date Fair Value Unrecognized At January 28, 2024 |
|---|---|---|---|---|---|
| RSUs Awarded on April 8, 2021 | 8,186 | $ 35.05 | $ 287 | $ 209 | $ 12 |
| Forfeited | (1,882) | | (66) | | |
| RSUs for retention Awarded on April 8, 2021 | 4,865 | 35.05 | 171 | 108 | 6 |
| Forfeited | (1,613) | | (57) | | |
| RSUs Awarded on April 11, 2022 | 19,157 | 15.86 | 304 | 186 | 118 |
| RSUs Awarded on April 10, 2023 | 18,676 | 16.19 | 302 | 84 | 218 |
| **Awards outstanding at January 28, 2024:** | **47,389** | | **$ 941** | **$ 586** | **$ 355** |

We have issued Performance-based Restricted Stock Units ("PSUs") to our named executive officers since fiscal 2019 under the Company's Stock Incentive Plan. Each PSU entitles the executive officer to receive one share of our common stock based on the achievement of two specified performance conditions if the executive officer remains continuously employed through the end of the three-year performance period. One target is based on our annual average growth in our EPS over the performance period and the other target is based on EPS growth over the performance period compared to our peers. The payout or settlement of the PSUs will be made in shares of our common stock. PSUs awarded in fiscal 2022 were forfeited as the performance targets were not met. The following table presents PSU activities for the year ended January 28, 2024:

| | Whole Number of Units | Grant-Date Fair Value Per Unit | Aggregate Grant-Date Fair Value | Compensation Expense Recognized | Grant-Date Fair Value Unrecognized At January 28, 2024 |
|---|---|---|---|---|---|
| PSUs Awarded on April 11, 2022 | 46,725 | $ 18.26 | $ 853 | $ 569 | $ 284 |
| PSUs Awarded on April 10, 2023 | 45,552 | 18.73 | 853 | 284 | 569 |
| **Awards outstanding at January 28, 2024:** | **92,277** | | **$ 1,706** | **$ 853** | **$ 853** |

**NOTE 16 – EARNINGS PER SHARE**

We refer you to the Earnings Per Share disclosure in Note 2-Summary of Significant Accounting Policies, above, for more detailed information concerning the calculation of earnings per share.

All stock awards are designed to encourage retention and to provide an incentive for increasing shareholder value. We have issued restricted stock awards to non-employee members of the board of directors since 2006 and to certain non-executive employees since 2014. We have issued restricted stock units ("RSUs") to certain senior executives since fiscal 2012 under the Company's Stock Incentive Plan. Each RSU entitles an executive to receive one share of the Company's common stock if the executive remains continuously employed with the Company through the end of a three-year service period. The RSUs may be paid in shares of our common stock, cash or both at the discretion of the Compensation Committee of our board of directors. We have issued Performance-based Restricted Stock Units ("PSUs") to certain senior executives since fiscal 2019 under the Company's Stock Incentive Plan. Each PSU entitles the executive officer to receive one share of our common stock based on the achievement of two specified performance conditions if the executive officer remains continuously employed through the end of the three-year performance period. One target is based on our annual average growth in our EPS over the performance period and the other target is based on EPS growth over the performance period compared to our peers. The payout or settlement of the PSUs will be made in shares of our common stock.

We expect to continue to grant these types of awards annually in the future. The following table sets forth the number of outstanding restricted stock awards and RSUs and PSUs, net of forfeitures and vested shares, as of the fiscal period-end dates indicated:

|  | January 28, 2024 | January 29, 2023 | January 30, 2022 |
|---|---|---|---|
| Restricted shares | 181,785 | 132,304 | 59,500 |
| RSUs and PSUs | 139,666 | 100,969 | 77,841 |
|  | 321,451 | 233,273 | 137,341 |

All restricted shares, RSUs and PSUs awarded that have not yet vested are considered when computing diluted earnings per share.

During fiscal 2024, we purchased and retired 620,634 shares of our common stock (at an average price of $18.79 per share) under the $20 million share repurchase authorization approved by our board of directors in fiscal 2023 and the additional $5 million share repurchase authorization approved by our board of directors in the second quarter of this year. These repurchases reduced our total outstanding shares and, consequently, reduced the weighted outstanding shares used in our calculation of earnings per share for fiscal 2024 shown below. The share repurchase program was completed during the fiscal 2024 third quarter.

The following table sets forth the computation of basic and diluted earnings per share:

|  | Fifty-Two Weeks Ended | | |
|---|---|---|---|
|  | January 28, 2024 | January 29, 2023 | January 30, 2022 |
| Net income/(loss) | $ 9,865 | $ (4,312) | $ 11,718 |
| Less: Dividends on unvested restricted shares | 153 | 103 | 46 |
| Net earnings allocated to unvested restricted stock | 156 | - | 61 |
| Earnings available for common shareholders | $ 9,556 | $ (4,415) | $ 11,611 |
|  |  |  |  |
| Weighted average shares outstanding for basic earnings per share | 10,684 | 11,593 | 11,852 |
| Dilutive effect of unvested restricted stock awards | 154 | * | 118 |
| Weighted average shares outstanding for diluted earnings per share | 10,838 | 11,593 | 11,970 |
|  |  |  |  |
| Basic earnings/(loss) per share | $ 0.91 | $ (0.37) | $ 0.99 |
|  |  |  |  |
| Diluted earnings/(loss) per share | $ 0.91 | $ (0.37) | $ 0.97 |

*Due to net loss in fiscal 2023, approximately 117,000 shares would have been antidilutive and are therefore excluded from the calculation of earnings per share, respectively.

**NOTE 17 – INCOME TAXES**

Our provision for income taxes was as follows for the periods indicated:

| | Fifty-Two Weeks Ended | | |
| --- | --- | --- | --- |
| | January 28, 2024 | January 29, 2023 | January 30, 2022 |
| **Current expense** | | | |
| Federal | $ 6 | $ 1,024 | $ 650 |
| Foreign | 47 | 75 | 107 |
| State | - | 223 | 307 |
| Total current expense | 53 | 1,322 | 1,064 |
| **Deferred taxes** | | | |
| Federal | 2,227 | (2,617) | 1,980 |
| State | 293 | (542) | 344 |
| Total deferred taxes | 2,520 | (3,159) | 2,324 |
| Income tax (benefit)/expense | $ 2,573 | $ (1,837) | $ 3,388 |

Total tax expense for fiscal 2024 was $2.6 million, of which $2.6 million expense was allocated to continuing operations and $41,000 tax benefit was allocated to other comprehensive income. Total tax benefit for fiscal 2023 was $1.5 million, of which $1.8 million benefit was allocated to continuing operations and $288,000 tax expense was allocated to other comprehensive income. Total tax expense for fiscal 2022 was $3.6 million, of which $3.4 million expense was allocated to continuing operations and $237,000 tax expense was allocated to other comprehensive income.

The effective income tax rate differed from the federal statutory tax rate as follows for the periods indicated:

| | Fifty-Two Weeks Ended | | |
| --- | --- | --- | --- |
| | January 28, 2024 | January 29, 2023 | January 30, 2022 |
| Income taxes at statutory rate | 21.0% | 21.0% | 21.0% |
| Increase (decrease) in tax rate resulting from: | | | |
| State taxes, net of federal benefit | 1.9 | 4.1 | 3.4 |
| Officer's life insurance | -1.7 | 4.0 | -1.3 |
| Expiration of capital loss | 0.0 | 0.0 | 2.0 |
| Change in valuation allowance | 0.1 | -0.2 | -1.9 |
| Other | -0.6 | 1.0 | -0.8 |
| Effective income tax rate | 20.7% | 29.9% | 22.4% |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities for the period indicated were:

| | January 28, 2024 | January 29, 2023 |
|---|---:|---:|
| **Assets** | | |
| Intangible assets | $ 5,590 | $ 6,409 |
| Inventories | - | 3,618 |
| Deferred compensation | 2,494 | 3,007 |
| Allowance for bad debts | 816 | 889 |
| Employee benefits | 1,008 | 746 |
| Loss and credit carryover | 6,655 | 418 |
| Accrued liabilities | 238 | 79 |
| Deferred rent | 716 | 605 |
| Other | - | 215 |
| Total deferred tax assets | 17,517 | 15,986 |
| Valuation allowance | (107) | (100) |
| | 17,410 | 15,886 |
| **Liabilities** | | |
| Property, plant and equipment | 1,710 | 1,117 |
| Inventories | 3,319 | - |
| Other | 376 | 285 |
| Total deferred tax liabilities | 5,405 | 1,402 |
| Net deferred tax assets | $ 12,005 | $ 14,484 |

At January 28, 2024 and January 29, 2023 our net deferred tax asset was $12.0 million and $14.5 million, respectively. The increase in the valuation allowance of $7,000 was due to additional foreign tax credit carry forward. We expect to fully realize the benefit of the deferred tax assets, with the exception of a portion of the foreign tax credit carry forward, in future periods when the amounts become deductible.

We have federal and state net operating loss carry forwards of $22.7 million and $14.4 million, respectively, which have various expiration dates beginning in fiscal 2039 through fiscal 2044, with some having an indefinite carry forward period. We have foreign tax credit carry forwards of $147,000 which expire beginning in fiscal 2029 through fiscal 2034. We also have charitable contribution carry forwards of $3.2 million, which expire in fiscal 2028 and fiscal 2029.

Current accounting standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also addresses de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. We do not have unrecognized tax benefits as of January 28, 2024.

Tax years ending January 31, 2021 through January 28, 2024 remain subject to examination by federal and state taxing authorities.

**NOTE 18 – SEGMENT INFORMATION**

As a public entity, we are required to present disaggregated information by segment using the management approach. The objective of this approach is to allow users of our financial statements to see our business through the eyes of management based upon the way management reviews performance and makes decisions. The management approach requires segment information to be reported based on how management internally evaluates the operating performance of the company's business units or segments. The objective of this approach is to meet the basic principles of segment reporting as outlined in ASC 280 *Segments* ("ASC 280"), which are to allow the users of our financial statements to:

- ■ better understand our performance;
- ■ better assess our prospects for future net cash flows; and
- ■ make more informed judgments about us as a whole.

We define our segments as those operations our chief operating decision maker ("CODM") regularly reviews to analyze performance and allocate resources. We measure the results of our segments using, among other measures, each segment's net sales, gross profit and operating income, as determined by the information regularly reviewed by the CODM.

For financial reporting purposes, we are organized into three reportable segments and "All Other", which includes the remainder of our businesses:

- ■ **Hooker Branded**, consisting of the operations of our imported Hooker Casegoods and Hooker Upholstery businesses;
- ■ **Home Meridian**, a business acquired at the beginning of fiscal 2017, is a stand-alone, mostly autonomous business that serves a different type or class of customer than do our other operating segments and at much lower margins;
- ■ **Domestic Upholstery,** which includes the domestic upholstery manufacturing operations of Bradington-Young, HF Custom (formerly Sam Moore), Shenandoah Furniture and Sunset West; and
- ■ **All Other**, consisting of H Contract, BOBO Intriguing Objects, and Lifestyle Brands. None of these operating segments were individually reportable; therefore, we combined them in "All Other" in accordance with ASC 280.

Changes to segment reporting for fiscal 2024

We regularly monitor our reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. Before the fiscal 2024 third quarter, H Contract's results included sales of products sourced from the Hooker Branded and Domestic Upholstery segments. Due to a change in the way management internally evaluates operating performance, beginning with fiscal 2024 third quarter, Hooker Branded and Domestic Upholstery segments' results now include sales of products formerly included in H Contract's results. Fiscal 2024 and fiscal 2023 results discussed below have been recast to reflect this change. The Home Meridian segment is unchanged.

During the second quarter of fiscal 2024, we acquired substantially all the assets of BOBO Intriguing Objects. Based on the requirements of ASC 280: Segment Reporting, BOBO's results are included in All Other on a prospective basis.

The following table presents segment information for the periods, and as of the dates, indicated. Prior-year information has been recast to reflect the changes in segments discussed above.

| | Fifty-Two Weeks Ended | | | | | |
|---|---|---|---|---|---|---|
| | January 28, 2024 | % Net Sales | January 29, 2023 | % Net Sales | January 30, 2022 | % Net Sales |
| **Net Sales** | | | | | | |
| Hooker Branded | $ 156,590 | 36.2% | $ 205,935 | 35.3% | $ 200,945 | 33.8% |
| Home Meridian | 143,538 | 33.1% | 216,338 | 37.1% | 278,902 | 47.0% |
| Domestic Upholstery | 126,827 | 29.3% | 156,717 | 26.9% | 106,827 | 18.0% |
| All Other | 6,271 | 1.4% | 4,112 | 0.7% | 6,938 | 1.2% |
| Consolidated | $ 433,226 | 100% | $ 583,102 | 100% | $ 593,612 | 100% |
| | | | | | | |
| **Gross Profit/(Loss)** | | | | | | |
| Hooker Branded | $ 57,671 | 36.8% | $ 60,871 | 29.6% | $ 63,333 | 31.5% |
| Home Meridian | 24,367 | 17.0% | (2,620) | -1.2% | 15,213 | 5.5% |
| Domestic Upholstery | 24,048 | 19.0% | 32,633 | 20.8% | 20,860 | 19.5% |
| All Other | 2,606 | 41.5% | 2,410 | 58.6% | 2,296 | 33.1% |
| Consolidated | $ 108,692 | 25.1% | $ 93,294 | 16.0% | $ 101,702 | 17.1% |
| | | | | | | |
| **Operating Income/(Loss)** | | | | | | |
| Hooker Branded | $ 16,844 | 10.8% | $ 22,030 | 10.7% | $ 30,705 | 15.3% |
| Home Meridian | (5,530) | -3.9% | (37,181) | -17.2% | (21,260) | -7.6% |
| Domestic Upholstery | 1,131 | 0.9% | 8,871 | 5.7% | 4,675 | 4.4% |
| All Other | (87) | -1.4% | 234 | 5.7% | 723 | 10.4% |
| Consolidated | $ 12,358 | 2.9% | $ (6,046) | -1.0% | $ 14,843 | 2.5% |
| | | | | | | |
| **Capital Expenditures** | | | | | | |
| Hooker Branded | $ 4,185 | | $ 1,813 | | $ 558 | |
| Home Meridian | 1,679 | | 1,280 | | 4,829 | |
| Domestic Upholstery | 860 | | 1,106 | | 1,295 | |
| All Other | 91 | | - | | 10 | |
| Consolidated | $ 6,815 | | $ 4,199 | | $ 6,692 | |
| | | | | | | |
| **Depreciation & Amortization** | | | | | | |
| Hooker Branded | $ 2,268 | | $ 2,092 | | $ 2,530 | |
| Home Meridian | 2,689 | | 2,899 | | 2,594 | |
| Domestic Upholstery | 3,972 | | 3,827 | | 2,678 | |
| All Other | 27 | | 11 | | 12 | |
| Consolidated | $ 8,956 | | $ 8,829 | | $ 7,814 | |

| | As of January 28, 2024 | %Total Assets | As of January 29, 2023 | %Total Assets |
|---|---|---|---|---|
| **Assets** | | | | |
| Hooker Branded | $ 168,832 | 56.3% | $ 174,523 | 52.1% |
| Home Meridian | 58,799 | 19.6% | 92,469 | 27.6% |
| Domestic Upholstery | 67,230 | 22.4% | 66,435 | 19.8% |
| All Other | 5,067 | 1.7% | 1,558 | 0.5% |
| Consolidated Assets | $ 299,928 | 100% | $ 334,985 | 100% |
| Consolidated Goodwill and Intangibles | 43,658 | | 46,731 | |
| Total Consolidated Assets | $ 343,586 | | $ 381,716 | |

Sales by product type are as follows:

| | **Net Sales (in thousands)** | | | | | |
| | **Fiscal** | | | | | |
| | **2024** | | 2023 | | 2022 | |
| Casegoods | $ **248,627** | **57%** | $ 328,849 | 56% | $ 348,548 | 59% |
| Upholstery | **184,599** | **43%** | 254,253 | 44% | 245,064 | 41% |
| | $ **433,226** | **100%** | $ 583,102 | 100% | $ 593,612 | 100% |

No significant long-lived assets were held outside the United States at either January 28, 2024 or January 29, 2023. International customers accounted for less than 2% of consolidated invoiced sales in fiscal 2024, 2023 and 2022. We define international sales as sales outside of the United States and Canada.

## NOTE 19 – COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Commitments and Off-Balance Sheet Arrangements

We had letters of credit outstanding totaling $6.7 million on January 28, 2024. We utilize letters of credit to collateralize certain imported inventory purchases and certain insurance arrangements.

In the ordinary course of our business, we may become involved in legal proceedings involving contractual and employment relationships, product liability claims, intellectual property rights and a variety of other matters. We do not believe that any pending legal proceedings will have a material impact on our financial position or results of operations.

Our business is subject to a number of significant risks and uncertainties, including our reliance on offshore sourcing, any of which can adversely affect our business, results of operations, financial condition or future prospects.

## NOTE 20 – CONCENTRATIONS OF RISK

Imported Products Sourcing

We source imported products through multiple vendors, located in ten countries. Because of the large number and diverse nature of the foreign factories from which we can source our imported products, we have some flexibility in the placement of products in any particular factory or country.

Factories located in Vietnam are a critical resource for Hooker Furnishings. In fiscal 2024, imported products sourced from Vietnam accounted for 88% of our import purchases and our top five suppliers accounted for 60% of our fiscal 2024 import purchases. A disruption in our supply chain from Vietnam could significantly impact our ability to fill customer orders for products manufactured at that factory or in that country.

Raw Materials Sourcing for Domestic Upholstery Manufacturing

Our five largest domestic upholstery suppliers accounted for 35% of our raw materials supply purchases for domestic upholstered furniture manufacturing operations in fiscal 2024. One supplier accounted for 9% of our raw material purchases in fiscal 2024. Should disruptions with these suppliers occur, we believe we could successfully source these products from other suppliers without significant disruption to our operations.

Concentration of Sales and Accounts Receivable

One customer accounted for approximately 6% of our consolidated sales in fiscal 2024. Our top five customers accounted for 22% of our fiscal 2024 consolidated sales. The loss of any one or more of these customers could adversely affect our earnings, financial condition and liquidity. At January 28, 2024, 16% of our consolidated accounts receivable is concentrated in our top five customers.

## NOTE 21 - RELATED PARTY TRANSACTIONS

We lease the four properties utilized in Shenandoah's operations. One of our employees has an ownership interest in the entities that own these properties. The leases commenced on September 29, 2017 with an option to renew each for an additional seven years. All four leases include annual rent escalation clauses with respect to minimum lease payments after the initial 84-month term of the lease is completed. In addition to monthly lease payments, we also incur expenses for property taxes, routine repairs and maintenance and other operating expenses. The total amount of the lease expenses and other expenses do not have a material effect on our consolidated financial statements.

## NOTE 22 - SUBSEQUENT EVENTS

Cash Dividend

On March 4, 2024, our Board of Directors declared a quarterly cash dividend of $0.23 per share, payable on March 29, 2024 to shareholders of record at March 18, 2024.

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# 100 HF

A CENTURY OF HOME

## *Best Sellers through the Decades*

First Bedroom Collection Circa 1925



Suite No. 201
Huguenot Finish
Night Table
This was the first suite in the Hooker line. It was shown for the first time in January, 1925.

Top-selling Desk Circa 1950s-60s



18th Century Cherry Collection Circa 1980s



Pacific Pines Dining Collection Circa 1990s



Preston Ridge Collection Circa 2000s



Sanctuary Collection Circa 2010s



Big Sky Collection Current Day





HF | HOOKER® FURNISHINGS

BOBO | BY | H Contract | HF Custom | Hooker Furniture | M | PRI | Pulaski | Shenandoah | SLF | SLH | Sunset West

hookerfurnishings.com

440 East Commonwealth Boulevard, Martinsville, Va 24112 | PO Box 4708 Martinsville, Va 24115 • 276.632.2133